19

07020436

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME (OJSC Dalsvyaz)

*CURRENT ADDRESS # 57, Svelanskaya Street
Vladivostok 690950
Russia

**FORMER NAME Open Joint Stock Co Electrosvyaz of Primorsky Region

**NEW ADDRESS

FILE NO. 82- 5200 FISCAL YEAR 12/31/09

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☑ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

PROCESSED
JAN 2 6 2007
THOMSON
FINANCIAL

OICF/BY: [signature]

DAT : 1/19/07

«APPROVED» by
General Shareholders' Meeting
OJSC «FETEC»
Dated «14th » June 2005
Protocol № ______

AR/S
12-31-04

ANNUAL REPORT
OJSC «Far-Eastern Telecommunication Company»
2004

VLADIVOSTOK
2005

Content

1. MAIN FINANCIAL RESULTS

The following amounts are presented on a reported basis, and therefore include the impact of special items discussed on page xx of (name of section). The indexes are comparable and are calculated in accordance with the international financial reporting standards (IFRS), with due consideration of accounting policy changes in 2004.

Index name	2002	2003	2004
Revenues, thousand rubles	**5,665,594**	**6,862,539**	**8,933,554**
Revenue from telecommunications services, thousand rubles	5,665,594	6,728,337	8,752,575
Operating profit, thousand rubles	353,585	216,297	573,527
Profit before income tax and minority interest, thousand rubles	318,189	317,364	1,114,317
Profit before minority interest, thousand rubles	73,732	172,665	756,067
Net income, thousand rubles	73,732	172,574	756,067
Book value per stocks, rubles	10	10	20
Basic diluted earnings per share attributable to common stocks, rubles	0.58	1.36	5.97
Number of common stocks shares issued as December 31	95,581,421	95,581,421	95,581,421

2. General Director's address to the shareholders.

Dear friends,

The main aim the Company had in 2004 was the activity effectiveness growth in the conditions of severe competitive environment. The FETEC management defined the following priority tasks – net modernization, high-yield communication services development, customers' work improving, expenses decreasing. The annual results showed that the Company achieved great success. The main activity net income, without taking into the consideration the assets sale, increased for 66 % in comparison with year 2003 and comprised 171.9 mio roubles (173.1 mio roubles in 2003). Communication services rendering profit increased for 30.1 % and comprised in 2004 8.752.5 mio roubles (6 728.3 mio roubles in 2003).

In spite of the severe competition from the alternative communication operators, FETEC managed to keep the leading position in the Far-East telecommunication market; our market share comprised 51%, according to year 2004 results, and at the end of the accounting period our Company provided services to more than 1.3 million subscribers. During the whole year the Company improved its customers' service system, the modern service centers network was opened in the regional areas, the VIP customers' service program is being carried out, and the procedures of connection to the additional and new communication services types were substantially simplified. In many cities you can just call or send an application through the web-site to get the list of services you need.

In 2004 FETEC did a lot of work to develop and widen its net. The Company is now building the powerful transport communication nets and the distributed access networks, that will allow delivering the information of any form to the each and every subscriber on the Far-East territory.

The financial position of the Company is stable; in 2004 FETEC increased the income growth rate and decreased the expenses growth rate. Because of debt servicing load decreasing, the lending portfolio of the Company was noticeably cheapened. The International rating agency Fitch Ratings increased the credit rating of FETEC from "B-" level to "B" level. As for the annual results, the Company capitalization exceeded the 133.7 mio USD, the securities trading volume increased twice, so we can see the share liquidity growth.

The Company continues its movement to success. Our main aim is to become the reliable friend and partner for every customer. We work for the benefit of our shareholders, and the Company's collective is happy to do this work together with you.

General Director of OJSC FETEC   Anton Alekseev.

3. BOARD OF DIRECTORS' REPORT.

The Board of Directors estimates the Company's activity in 2004 as satisfactory.

The Company managed to keep the leading positions on the telecommunication market of the Far-East and is holding the 51% of market share. The main indexes of the Company's activity have increased – the revenue, sales profit, and net income. The Company's management succeeded in existing tendency of the outstripping growth rate of the expenses over the profits breaking. In 2004 the profits growth was comparable to the expenses growth. The Board of Directors highly estimates this fact and supports the Company's management further work for expenses charge-off.

The Company's management fulfilled the main aims, fixed in the year 2004 budget, approved by the Board of Directors.

28 sessions of Board of Directors were held during the accounting period, eight of them in the form of a presence of shareholders. The most important subjects of 2004:

- About the year 2003 budget execution results;
- Company's business-plan (budget) for 2004 confirmation;
- Main investments priority for year 2005 confirmation;
- Affiliated business reorganization model confirmation;
- Marketing strategy realization and its alignment;
- Subjects connected with annual general shareholders meeting conduction preparation;
- Company's Administration establishing;
- Ordinary and preferential shares, placed by the conversion of the primarily placed shares to the shares of bigger book value, issue results report confirmation;
- The confirmation of the Company's interested-party transactions;
- The confirmation of the deals with 0.7 - 25% balance sheet value of the Company's assets;
- About the Company's economical safety;
- About the affiliated branch liquidation in Jewish Autonomous Region;
- About the Board of Directors' committees organization.

Company's board of directors:

Dudchenko Vladimir Vladimirovich
Degtyaryev Valery Vladimirovich
Zabolotny Igor Victorovich
Kobischanov Mikhail Yurievich
Novak Tatiana Nikolaevna
Plyuschev Maxim Sergeevich
Repin Igor Nikolaevich
Tabunschikov Yury Alexeevich
Filippova Nadezhda Valentinovna
Fioletov Evgeny Borisovich
Yurchenko Evgeny Valerievich

There are six independent directors in the Company's Board of Directors membership:

1. M. Yu. Kobischanov – OJSC "Diamond Capital Management" macro-economical matters councilor;
2. E. B. Fioletov– CJSC "Investment Finance Company Polar Star" General Director;
3. V.V. Dudchenko – "NCH Advisors, Inc.», Moscow representative office research department head;
4. I. N. Repin – Investors' rights defense Association deputy executive director;
5. V. V. Degtyaryev – OJSC "Tetrasvyaz" General Director;
6. Yu. A. Tabunschikov - Federal State Unitary Enterprise "Far East Federal district radio frequency centre" General Director.

There are four Committees attached to Company's Board of Directors.

- Strategy planning Committee.
- Audit Committee.
- Personnel and reward Committee.
- Corporate Management Committee.

The Committees are the auxiliary Board of Directors' organs, established for the matters, referred to the Board of Directors competence by the Company's Charter, preliminary consideration.

All the additional information can be found in "Company's government and control bodies" section of the present annual report.

4. 2004 MAIN CORPORATE EVENTS.

January.

OJSC FETEC ordinary and preferential shares of different issues combination, Main State Registration numbers assigning to them.

February.

The Company's shareowner capital increased twice – from 1 267 503 220 roubles to 2 535 006 440 roubles, by means of shares of the book value of 10 roubles conversion to the shares of the book value of 20 roubles.

The Board of Directors decided to sell 40% of the CJSC "Far-eastern cellular systems – 900" basket of shares and 50% of CJSC "Primtelefon" basket of shares.

OJSC FETEC in Sakhalin region started the commercial exploitation of the multi-service data operation network. The Company started to provide the new communication services, including the broadband access to the Internet with the DSL technology (with the speed of approximately 8 Mbps).

March.

The Personnel and Rewards and Corporate management Committees were established attached to the Board of Directors.

OJSC FETEC started fiberglass communication line building in Jewish Autonomous Region, from Birobidzhan to Leninskoye settlement, 185 km length.

The deal was closed to sell 40% of CJSC "Far-eastern cellular systems – 900" basket of shares to OJSC "Mobile TeleSystems"; the deal amount comprised 8 300 mio USD.

International rating agency Fitch Ratings had increased the main uncovered rating of OJSC FETEC in the foreign currency from level "B -" – prognosis stable to level "B" – prognosis positive. The agency confirmed the short-term rating in the foreign currency on level "B".

OJSC FETEC took part in the official visit to Japan of the fixed, mobile, satellite and postal communication operators' top-managers delegations, held within the limits of Russian-Japanese actions plan and the realization of agreements, achieved between the Russian and Japanese government heads. OJSC FETEC had signed an agreement with CJSC "Summit Krilyon-Service Telecom" for fiberglass communication line building of 900 km length for "Sakhalin-2" project.

The Board of Directors has approved the new variant of Company's marketing strategy till 2006.

April.

The Board of Directors has confirmed the Company's business-plan for year 2004.

OJSC FETEC took part in Fourth International annual conference "Communications and investments in Russia" (in Sochi).

On April 26th the shareholders register was closed for making up a list of persons having right to receive the dividends for year 2003.

May.

OJSC FETEC has paid 72.3 mio roubles for first coupon repayment of triennial bonded loan in amount of 1 billion roubles.

According to the Board of Directors decision, made in December 2003, the deals were closed to sell the parts in the affiliated and dependent cellular communication companies of NMT-450 standard, namely CJSC "Birobidzhan cellular communication" (60 %), CJSC "Khabarovsk cell telephone" (30%), and CJSC "Amursk cell telephone" (19%). The buyer is "MC-direct Co., Ltd", the deal amount is $ 550 000.

OJSC FETEC in Amursk region started the commercial exploitation of the multi-service data operation network. The Company started to provide the new communication services, including corporate data operation nets organization and the broadband access to the Internet with the DSL technology (with the speed of approximately 8 Mbps).

June.

The annual shareholders' meeting was conducted, about the 2003 annual results. The new membership of Board of Directors was elected, the dividends amount fixed.

The deal was closed to sell the 50 % of CJSC "Primtelephone" basket of shares to OJSC "Mobile TeleSystems". The amount of deal comprised 31 mio USD.

The international rating agency Standard & Poor has increased the OJSC FETEC corporate management rating from 5.3 grades to 5.8 grades (by 10 grade scale).

July.

In the Russian Federation State Register of trademarks and service marks the trade mark of OJSC FETEC was registered.

OJSC FETEC started fiberglass communication line building in Amursk Region, from Blagoveschensk to Raichihinsk, 173 km length.

August.

OJSC FETEC has declared the activity results according to IFRS for year 2003. The Company's net income has 2.6 times increased and comprised 196 mio roubles.

September.

In order to corporate management quality increasing, two more additional committees were established attached to Board of Directors, Audit and Strategy Planning committees.

OJSC FETEC has put into commercial exploitation the fiberglass communication line from Birobidzhan to Leninskoye settlement, 185 km length. The Company started to provide the new communication services, including the broadband access to the Internet with the DSL technology (with the speed of approximately 8 Mbps).

October.

According to the international rating agency Standard & Poor's information, OJSC FETEC has become one of the five most informational transparent companies in Russia.

In Primorye region OJSC FETEC has finished the fiberglass communication line building between Ussuriysk, Mikhailovka settlement and Pogranichny settlement, and between Romanovka settlement, Novonezhino settlement and Anisimovka settlement. The fiberglass communication line length is 196 km (161 and 35 km accordingly).

November.

OJSC FETEC has paid 72.3 mio roubles for the second coupon repayment of triennial bonded loan in amount of 1 billion roubles.

Board of Directors has approved the automatic accounting system (AAS) adaptation, on the basis of Amdocs company software.

OJSC FETEC has finished the replacement works for all step-by-step decimal stations for modern digital automatic telephone stations in Sakhalin region. The last step-by-step decimal station was ceremonially closed on November 23. The right to stop the step-by-step decimal station work was given to the oldest OJSC FETEC employee Alexander Krasnoschekov, who started its exploitation 36 years ago.

December.

On Seventh annual Contest of annual reports and corporate web-sites, organized by Stock Exchange of Russian Trading System and Securities Market magazine, the OJSC FETEC annual report became the laureate in the "Best level of the information disclosure for the investors" nomination, and the site received the third place in the corporate web-sites contest in the following nominations: "Design and navigation", "Customers' work". Also, the Company's annual report received the special prize of the annual Contest of annual corporate reports, "The best annual report 2003", from the "Expert" magazine for the best corporate management information disclosure.

The corporate management rating was decreased to 4.8 according to the Standard & Poor's data.

Because of contract termination and according to the personal statement, the Company's General Director Igor Zabolotny terms of reference were terminated.

Some personal replacements were made in Company's affiliated companies' management. The new top-managers started to work in Khabarovsk, Amursk and Kamchatsky affiliated companies.

The affiliated company in Jewish Autonomous Region was closed and included into the Company's Khabarovsk affiliated branch.

5.1 Region of services rendering.

OJSC FETEC renders the communication services in seven Far-East regions: Primorye region, Khabarovsk region, Sakhalin, Amursk, Kamchatka, Magadan region and in Jewish Autonomous Region (JAR). The regions' territory is 3.3 mln. square km. (20% from the Russian Federation territory), with the population of 6.1 mln. people (4.2 % from the total population of Russian Federation), including 4.8 mln. urban population and 1.3 mln. rural population.

The density of population is 1.2 persons for square meter (the average density in Russia is 8.4 persons for square meter), the highest density is in Primorye and Khabarovsk regions, the lowest – in Magadan region and JAR.

The Far East is the biggest region in Russia, it borders with North Korea, the USA, China, Japan.

5.2 Brief history of industry and company.

The communication development history in Russia starts in XIX century. The telephone net of common use in USSR was developing in state companies, controlled by the total system of country economy planning.

By 70th of XX century the main telecommunication infrastructure in Russia, including local, zone and long-distance communication nets, was established. The Ministry of Communication was doing the management of nets of common use. The management structure was similar to the country's territorial structure.

In 1991 the industry changed its structure. The Ministry of Communication no more exercised the economical functions of the industry. In this connection, the regional communication production associations were re-established to the state enterprises. In Primorye region, on the basis of the Office of Telecommunication, the state enterprise of communication and informatics "Rossvyazinform" was established.

In May 1994, as a result of the privatization, the state enterprise "Rossvyazinform" was transferred into OJSC "Electrosvyaz" in Primorye region. "Electrosvyaz" in Primorye region was the only state communicational enterprise in Russian Federation, received the monetary funds as the result of privatization according to the investment contest.

In 1995 the control stake of the voting shares of OJSC "Electrosvyaz" in Primorye region was fixed as the property of OJSC "Svyazinvest", established for investments attracting in communication industry of Russian Federation.

From year 2000, under the Ministry of Communication initiative, the politics of regional communication companies' consolidation was conducted. According to this, in Far East Federal district on the basis of OJSC "Electrosvyaz" in Primorye region the interdistrict company was established, joined by communication operators of six Far East Federal district regions, namely OJSC "Amursvyaz", OJSC "JAR TransTelecom", OJSC "Sakhalinsvyaz", OJSC "Magadansvyazinform", OJSC "Kamchatsvyazinform", OJSC "Khabarovsk region electrosvyaz", and received the general name as OJSC "FETEC". The consolidation process was finished at the end of 2002.

At the present time OJSC FETEC is a operator and supplier of the total range of telecommunication services on the Far East Federal district territory, serving 1 259 000 of local telephone net subscribers, and providing the other modern communication services. The telephone net of the Company is closely connected with the OJSC "Rostelecom" buildings and composes the regional part of the common usage net in Russia. The alternative communication operators have the possibility to be included into this net.

5.3 Organization structure

Table 5.2.

№	Affiliate name	Service rendering region	Organization department	Address
1.	Primorye affiliate	Primorye region	Vladivostok telecommunication centre, Svyazremstroy, Exploitative and technical communication centre, 8 interdistrict communication centres	# 57, Svetlanskaya street, Vladivostok, 690950
2.	Khabarovsk affiliate	Khabarovsk region and Jewish Autonomous region	3 telecommunication centres, 5 interdistrict communication centres, Khabarovsk long-distance and local telephone net, Regional service center.	# 58, Karl Marx street, Khabarovsk, 680000
3.	Amursk affiliate	Amursk region	Blagoveschensk service center, Blagoveschensk telephone and telegraph network, 7 interdistrict communication centres, Bureisk regional telecommunication centre	# 159, Gorky street, Blagoveschensk 675011
4.	Sakhalin affiliate	Sakhalin region	11 telecommunication centres	# 220, Lenin street, Yuzhno-Sakhalinsk, 693000
5.	Kamchatsky affiliate	Kamchatsky region	Local city telephone net, Petropavlovsk-Kamchatsky telephone and telegraph network, Exploitative and technical communication centre, 2 interdistrict communication centres and district communication centre	# 56, Lenin street, Petropavlovsk-Kamchatsky, 683000
6.	Magadan affiliate	Magadan region	8 telecommunication centres, Magadan technical telecommunication centre	# 2-A, Lenin ave., Magadan, 685000
7.	JAR Affiliate *	Jewish Autonomous region	4 district exploitative centres, Birobidzhan city telephone net	# 16, 10 years to USSR ave., Birobidzhan 682200

* - since January 01st, 2005 JAR affiliate is liquidated, and its branches are included into the Khabarovsk Affiliate as a JAR telecommunication centre.

5.4. Company's technical characteristics

In year 2004 OJSC FETEC continued the work, aimed at the development and modernization of communication means on the Far East Federal district, that conduced to volume increasing and quality enhancing of the communication services, rendering to the population, commercial and budget organizations, state administration bodies.

During year 2004 the Company's technical policy was aimed at numbered capacity assignment, telecommunication service rendering quality enhancing, development and automatization of the long-distance telephone communication on digital data operation systems basis, automatic long-distance telephone communication numbered capacity increasing.

Mounted and used numbered capacity of OJSC FETEC net dynamics

Period	Mounted numbered capacity, thousand of numbers	Used numbered capacity, thousand of numbers	Mounted numbered capacity usage coefficient, %	Electrical automatic telephone stations part in total mounted numbered capacity
2002	1 191, 227	1 086, 939	91,25	38,7
2003	1 330, 698	1 142,461	85,9	48,3
2004	1 508,117	1 258,936	83,5	61,7

During last three years OJSC FETEC conducted an active work for new digital automatic telephone stations building and start-up, and it lead to the mounted numbered capacity increasing. Together with it, the Company conducts the policy of proportional equipment exploitation start-up according to the communication services demand that is confirmed by the stable high network usage coefficient. Within the limits of network modernization task, the electrical automatic telephone stations part in total mounted numbered capacity raises annually. The digitalization level in 2004 has increased for 13.4 points and now this level comes up to 61.7 %.

One of the most important tasks of OJSC FETEC is the morally and physically obsolete equipment removal from service. The electrical automatic telephone stations being started up, the coordinate and step-by-step decimal automatic telephone stations part is decreasing annually. In year 2004 on the city telephone net the electrical automatic telephone stations quantity increased for 29 units because of the new equipment start-up, and it gave the possibility to close 14 step-by-step decimal automatic telephone stations in 5 regions of OJSC FETEC and to dismantle 36 coordinate automatic telephone stations.

Because of the new equipment start-up, the electric automatic telephone stations quantity on the rural net increased for 43 units, 28 obsolete coordinate automatic telephone stations equipment was dismantled, including 5 automatic telephone stations in connection with citizens migration from the unpromising settlements in Magadan region, and the telephone lines were mounted in the settlements, where there were no telephone lines before.

Quantity of urban and rural telephone stations of OJSC FETEC by telephone stations types in 2004.

Table 5.5.

Telephone station type	Urban telephone stations	Rural telephone stations
Electric automatic telephone stations, ea.	118	104

Quasi-electric automatic telephone stations, ea	21	7
Coordinate automatic telephone stations, ea	197	883
Step-by-step decimal automatic telephone stations, ea	15	1

OJSC FETEC numbered capacity changing dynamics, by automatic telephone stations types.

Table 5.6.

Automatic telephone station type	Numbered capacity, thousand of numbers			Total mounted numbered capacity part, %		
	2002	2003	2004	2002	2003	2004
Electric automatic telephone station	461,331	642,665	930,380	38,7	56,3	61,7
Quasi-electric automatic telephone stations	40,760	41,528	42,360	3,43	3,64	2,8
Coordinate automatic telephone stations,	519,945	510,355	466,627	43,7	44,7	30,9
Step-by-step decimal automatic telephone stations,	169,030	136,000	68,600	14,2	11,9	4,5

OJSC FETEC urban and rural telephone networks numbered capacity structure

Table 5.7.

	Numbered capacity, numbers			Total mounted numbered capacity part, %			Electrical automatic telephone stations part in total mounted numbered capacity, %		
	2002	2003	2004	2002	2003	2004	2002	2003	2004
Urban telephone station	1 013 296	1 138 765	1 297 307	85	86	97,5	44,4	60,1	67,8
Rural telephone station	177 931	191 933	210 810	15	14	2,5	6,4	15,1	23,9

One of the priorities of OJSC FETEC development for the nearest future is the development of so called “new communication services”, including Internet (dial-up access, separate channel, broadband access with DSL technology), IP-telephony, data operation and etc. In this connection, OJSC FETEC is actively developing fiberglass and digital radio-relay communication lines. The fiberglass telephone lines length expansion in 2004 gave the possibility of communication quality rising and the data operation speed enhancing.

OJSC FETEC inter-zone communication net development dynamics

Table 5.8.

Index type	2002	2003	2004
Fiberglass communication lines, km	442,4	505,4	1 115,9
Digital radio-relay communication lines, km	154,2	213,7	250,69

By the end of year 2004, 7 automatic long-distance telephone stations were involved in the OJSC FETEC work. Mostly the communication capacity of automatic long-distance telephone stations was equipped by digital stations of EWSD type, made by Siemens, also by Si2000 ("IskraUralTel") and S-12, made by Alcatel. The digital automatic long-distance telephone stations involving level decrease in recent years is connected with the high level of the mounted automatic long-distance telephone station capacity development, as there is high demand for the long-distance and international communication services.

5.5. Company's position in the industry and the competitive environment

Year 2004 was one more profitable year for the Russian communication industry. For three years already the telecommunication market has been setting the record growth rates. In 2004 the income volume in the industry has increased for 27% in comparison with year 2003 (532.4 billion roubles) and comprised 14 535 billion roubles. Nevertheless, the market volume growth rate in 2004 has decreased because of the market saturation. For the comparison, in 2003 the communication services income growth rate index composed 45 %, in 2002 it was 42 %.

In the total communication service volume structure the telephone communication took 75 %, including:

- Cellular services - 40%
- Long-distance telephone services national and international – 16%
- Local/urban and rural telephone services - 16%.

OJSC FETEC continued to keep the leading position on the cellular communication market in two Far East Federal district regions. By the end of 2004 the OJSC FETEC market share in Magadan region comprised 97 %, in Kamchatsky region it comprised 31 %. The competition in this market increased greatly after the federal cellular communication operators approached it, namely the "Big Three" operators, "MTS", "VympelCom" and "Megaphone".

In 2004 the sales amount of fixed communication operators were growing. However, it is still early to speak about the serious contribution of this segment to the total telecommunication market of Far East.

In spite of the increased competition, OJSC FETEC is still keeping the leading position on the Far East telecommunication market, its market share comprising 51% in 2004. The main part of this index is composed by the local and long-distance communication services.

The goods realization and service rendering income of OJSC FETEC in 2004 comprised 8.9 billion roubles, 30.5 % more in comparison with year 2003. The income received from communication services rendering in 2004 came up to 8.7 billion roubles. Tariff income growth rate comparing to the previous year comprised 130.5 %.

Main factors influenced the OJSC FETEC income growth in 2004, were:

- Long-distance and international telephone income growth for 8.9 % was determined by the outgoing paid traffic increasing for 12 %.
- The local telephone communication income growth for 23.9 % was determined by the subscribers' quantity increment for 115.7 persons and the subscriber fee tariffs increasing from November 2004.

- New service income in 2004 increased for 48.0 % in comparison with 2003, including:
  Mostly such high income growth rate is determined by DSL subscribers' quantity increment for 6 447 subscribers (it's 5.4 times more in comparison with year 2003).
- Connection and traffic transmission from interconnected operators income growth rate comprised 243.6 %. The income volume increased from 283.9 thousand roubles in 2003 to 957.7 in 2004.
- Cellular communication income increased for 45.2 %, mostly because of the subscribers' quantity increment for 20 383 persons.

(Revenues by types)

Table 5.13

Type of Revenue	Revenues from telecommunications services, thousand rubles, 2004	Growth to 2003, %
Total revenues	**8,752,575**	**30.1**
Including:		
Long distance telephone services - national	2,599,667	9.1
Long distance telephone services - international	524,012	8.1
Local telephone services	2,146,724	23.9
Installation and connection fees	728,680	62.7
Documentary services	33,267	8.3
Cellular services	340,459	45.2
Radio and TV broadcasting	198,415	8.9
Data transfer and telematic services	160,854	4.7
New services	490,226	48.0
Rent of telephone channels	126,666	-2.7
Service for national operators	975,735	243.6
Other telecommunications services	427,870	28.3

In 2004 affiliates were monopolists on the local, long-distance and international telephone services providing market. The local communication market share comprises 85.5 %, long-distance and international communication market share is 89.5 %. By the main indexes in this areas the leaders are Primorye, Khabarovsk and Sakhalin affiliates.

OJSC FETEC Far East market shares by the service types:

Dial-up Internet access market – 55%

Separate channel Internet access market – 60%

Local telephone communication market – 85, 5%

Long-distance and international communication market– 89, 5%

Cellular communication service market – 28%

OJSC FETEC kept the growth trend in the long-distance and international communication provided traffic volume.

Traffic changing dynamics, thousand minutes

Table 5.15.

	2002	2003	2004
Long distance telephone services - national	430261	527778	592796
Long distance telephone services - international	27288.6	33602	36121

In 2004 the Company was fast developing the Internet access services. The separate channel Internet access services market share comprised more than 60 %.

DSL – "Fast Internet" service users' quantity

Table 5.16.

	2003	2004
DSL – "Fast Internet" service users' quantity	1 465	7 915

Cellular communication subscribers' quantity

Table 5.17.

	Kamchatsky region		Magadan region	
	Active subscribers quantity	Covered zone population	Active subscribers quantity	Covered zone population
2002	7 363	123 000	1 486	98 000
2003	8 691	189 000	3 024	103 000
2004	20 360	202 000	11 738	118 000

5.6 Analysis of the competitors and main competitive advantages of the Company

In spite of the strong competitors' presence in the Far East territory, OJSC FETEC keeps leading positions on the telecommunication market. Also OJSC FETEC continues to keep the leading positions on the local communication market, long-distance and international communication, the new services market share grows. The highest level of competition exists in Primorye, Khabarovsk regions and Sakhalin region.

The main competitive advantages of the OJSC FETEC are:

- the possibility to attract the considerable financial resources to the market, that can be invested into the new services development;
- its own telecommunication infrastructure;
- the highly developed regional net, giving the possibility to provide communication services on Far East territory, to work up the special customers' suggestions and tariff plans, and to

connect to the network the customer's brands, conducting their activity in different OJSC FETEC affiliates, through one and the same service supplier;

- the ability to provide the communication service complex gives the possibility to give discounts for the unregulated communication services;
- the effective cooperation with the communication services end users, based on the long-term experience of communication services rendering in Far East territory, longstanding cooperation with the Far East largest companies and the good knowledge of every feature of the regional market;
- the qualified technical and commercial personnel let the Company to offer the services with the optimal balance of price and quality to the customer, to ensure the high service level when communication service rendering.

5.7 Main risk factors

Year 2004 was marked by cellular communication federal operators' expansion in the Far East territory. In the nearest two years the telecommunication sector will be characterized by income structure change by the service types, by its reallocation because of cellular communication market development. This fact can entail the OJSC FETEC further market share decreasing, as OJSC FETEC has cellular communication services licenses only for two regions from seven and for today it does not have any alternative to the federal operators cellular business in the largest Far East regions.

Historically, the Far East regions economy needed the state support. Lack of state programs or their low Far East support and development intensity can lead to the industry production rate decreasing, to the one-side economy development, for account of resources and energy extracting industry branches, population decreasing because of migration to the western Russian regions. All these factors can cause the paying capacity decreasing of all the communication services users categories, and as a result, cause the Company's income growth rate decreasing.

Main risk, connected with the inflation, is the prime cost increasing regarding material and fuel resources that considerably outruns the communication services tariffs changing. Fast growth and operation widening can lead to difficulties in managing and operational resources enough quantity receiving, and this fact can limit the Company's ability to widen the operation.

During the inflation growth it is planned to pay the special attention to the assets turn-around increasing, firstly at the expense of supplies reducing, and to change the existing contractual relations with customers for the reason of accounts receivable reducing.

Possible foreign exchange movement factor is not of the essential risk, as the main obligations are denominated in roubles.

In case of foreign exchange movements' negative influence for the Company's activity, the following steps are preplanned to be taken:

- Foreign currency obligations part reducing by finding the suppliers, settling accounts in roubles;
- Special fund creating for foreign currency obligations payment;
- Denominated in roubles assets turn-around increasing, that will secure the income in roubles growth and the working assets reducing.

The emitter qualifies the risks connected with the currency law changing as the all-Russian. Together with that, the emitter is now taking part in lawsuit regarding the claim for tax organ decision for emitter charging with taxes, fines and punitive penalties declaring invalid. The court's refusal to satisfy the mentioned claim can lead to the negative consequences for the emitter's economical activity.

Among the main risks in region further population from some regions runoff possibility can be named. But the Company has a possibility to concentrate on its activity development in the territories, having the stable communication services demand. Also, in case of negative circumstances beginning, operational costs structure will be optimized, Company's expenses will be reduced and it will be possible to reduce and change the investment program.

The Company's risk, connected with the long-distance communication providing income reducing is connected with its coming liberalization. Long-distance and international communication income is now closely connected with OJSC "Rostelecom". In 2005 it is planned to have another mutual settlement system with Rostelecom, and according to it the long-distance and international communication tariffs income will be counted as Rostelecom income, and the OJSC FETEC income will be the agent fee from the service rendering to Rostelecom for accounts keeping. In case of Rostelecom operational income reducing because of the increased competition (after the liberalization), the OJSC FETEC income in this sub-industry may be reduced. Nevertheless, OJSC FETEC has the alternative service of IP-telephony.

5.8 Company's rating.

International rating agency Fitch Ratings assigns the credit rating to the Company since 2002. In March, 2004 Fitch Ratings had risen the long-term and short-term credit rating of OJSC FETEC from level "B-" – prognosis stable to level "B" – prognosis positive. In April 2005 the raring prognosis was changed for "stable".

International rating agency believes that the OJSC FETEC rating was increased because of the Company's strong positions on the Far East market, accountability to the OJSC "Svyazinvest" main shareholder and because of the improving indexes of financial and economic activities.

Since 2003 the International rating agency Standard & Poor's is doing the OJSC FETEC corporate management evaluation. On June 24th, 2004 the corporate management rating was increased from points 5.3 to points 5.8 (excellent mark according to the international scale). In December 2004 the OJSC FETEC corporate management rating was reduced together with the ratings of other Russian wire communication operators. The rating's decreasing happened in connection with the corporate management situation in "Uralsvyazinform", one of the "Svyazinvest" holding's companies. The "Uralsvyazinform" corporate management rating was reduced because of the problems found, connected with the decision making order by the majority shareholder without taking into the consideration the minority shareholder's opinion. Because of this situation, OJSC FETEC corporate management evaluation was reduced from 5.8 (excellent mark according to the international scale) to 4.8 (good mark according to the international scale).

Corporate management evaluation components – 4.8 according to Russian scale (max. 10 grades)

- Ownership structure and the shareholders' influence – 4.1 (previously 6.0);
- Shareholders' rights and relations with persons, interested in finances – 7 (previously 7);
- Financial transparency, information disclosure and audit – 5.3 (previously 5.3)
- Board of Directors membership and its work effectiveness – 4.3 (previously 4.8)

5.9. Company's participation in other organizations data

Company's participation in other organizations rendering the communication services data (Company's share in the register capital being not less than 10 %)

1. CJSC "Teleros-Vladivostok". Situated in Vladivostok, # 40, Fontannaya street. Founders are: OJSC "Dalsvyaz" (50 %), corporation "SFMT-Rusnet, Inc" (45%), "Communication center Sovintel" (5%). Main type of activity - local, long-distance and international communication service rendering (the services are rendered under the "Sovintel Co., Ltd" license). The company conducts its activity in the Primorye region territory. Channels / communication lines quantity for the end of year 2004 is 330 ea, no net income (loss is 136 thousand roubles).
2. Joint-stock company "Kamalascom Co., Ltd" Situated in Petropavlovsk-Kamchatsky, # 56, Lenin street. Founders are: OJSC "Dalsvyaz" (50 %), "Alascom, Inc" (50%). Main type of activity – international communication channels leasing. Channels / communication lines quantity for the end of year 2004 is one. The company conducts its activity in the Kamchatsky region, net income for the end of 2004 is 72 thousand roubles.
3. Joint-stock company "Magalascom Co., Ltd". Situated in Magadan, # 2-A, Lenin street. Founders are: OJSC "Dalsvyaz" (50 %), "AT &T Alascom" USA (50%). Main type of activity

– international communication channels leasing. Channels / communication lines quantity for the end of year 2004 is 15. The company conducts its activity in Magadan region. No net income for the end of years 2004 (loss is 900 thousand roubles).

4. Interdaltelecom Co., Ltd. Situated in Vladivostok, # 40, Borodinskaya street. Founders are: OJSC "Dalsvyaz" (32 %), state enterprise "Sakhatelecom" (10%), OJSC "Siberiatelecom" (9%), Far-East Railway road administration (9%), physical bodies (40%) Main type of activity - local, long-distance and international communication service rendering. The company conducts its activity in Vladivostok.
5. CJSC "Rostelegraph". Situated in Moscow, 103375, # 7, Tverskaya street. Main shareholders are: OJSC "Dalsvyaz" (13.7 %), OJSC "Siberiatelecom" (19.61%), OJSC "UTC" (15.69%), OJSC "Volgatelecom" (15.69%). Main type of activity - recording telecommunication establishment and development activity coordination. The company conducts its activity in Moscow. Net income for the end of year 2004 is 1175 thousand roubles.
6. CJSC "Tranksicom". Situated in Khabarovsk, # 2, Fabrichny lane. Founders are: OJSC "Dalsvyaz" (25 %), "Dalinterradio" (25 %), physical bodies (50%). Main type of activity - trunked radio services rendering, communication equipment mounting. At the present moment the company does not conduct the financial and economic activity; there is no data regarding subscribers' quantity and financial activity.

Involvement termination in affiliated and dependent companies' information.

The affiliated business reorganization model, approved by OJSC FETEC, specifies the involvement termination in shareholders / company's members not controlled by the Company, and if their earning capacity does not exceed the Company's main business cost effectiveness.

In this connection, in 2004 the Board of Directors made decisions to sell the baskets of shares / shares of the following companies, owned by the Company: CJSC "Primtelephone", CJSC «FECC-900», CJSC «SSB», CJSC «ACT», CJSC «XCT», OJSC «Russian Federation Savings bank», CJSC «KAMAZ», Joint-stock commercial bank «Primorye» (OJSC), «Dalstar Co., Ltd», OJSC«Kamchatprombank». In 2004 the Company earned 1 159 043 thousand rubles on the assets sale.

6. SHAREOWNER CAPITAL AND CORPORATE MANAGEMENT

6.1 Main principles of Company's corporate management

The Company undertakes the obligations to develop the corporate relations in accordance with the principles, securing:

- the real possibility to the shareholders to exercise their rights connected with the membership in the Company;
- the equal attitude to the shareholders, having the same category shares, including minority and foreign shareholders;
- Board of Directors' Company's strategic management exercising and Board of Directors' Company's executive organs work effective control, and Board of Directors' members accountability to the shareholders;
- The possibility to exercise the effective management of the Company's current activity wisely, in good faith and in Company's behalf, and the executive organs' accountability to Company's Board of Directors and shareholders;
- Full and true Company's information disclosure in due time, including the Company's financial position, economical indexes, ownership structure and management for the possibility of reasoned decision making by the Company's shareholders and investors ensuring;
- Effective control over the Company's financial and economical activity, for the reason of shareholders' rights and legitimate interests defense;
- Company's employees' rights, fixed by the law, partner relations between the Company and the employees regarding social matters settling and the labour conditions regulation development;
- Company's active cooperation with investors, creditors and other people, interested in the Company's assets increasing, shares value and other Company's secures enhancing.

6.2 Company's shareowner capital and the main shareholders' data.

The Company's shareowner capital is 2 535 006 440 roubles, consisting of ordinary and preferential shares with book value of 20 roubles.

Shareowner capital structure (shareowners, having the share of more than 1 % in the shareowner capital)

Table 6.2

Shareholders	**Ordinary shares**		**Preferential shares**		**Shareowner capital share, %**
	Quantity (ea)	**Ordinary shares part, %**	**Quantity (ea)**	**Preferential shares part, %**	
Legal bodies, total	**89 181 506**	**93,30**	**21 093 495**	**67,67**	**87,00**
including					
OJSC "Svyazinvest"	48 330 683	50,56	-	-	38,13
Affiliates and depending companies	-	-	-	-	-
Other legal bodies, total	40 850 823	42,74	20 923 435	67,67	48,87

Including:					
Red Hand Investments Limited	3 892 574	4,07	2 359 470	7,57	4,93
Lindsell Enterprises Ltd	1 381 872	1,45	72 239	0,23	1,15
Livart Investments Corporation	2 751 208	2,88	-	-	2,17
RCL Investments, Inc	2 049 998	2,14	-	-	1,62
Stotter Limited	1 938 769	2,03	4 314 638	13,84	4,93
THE BANK OF NEW YORK	1 800 000	1,88	-	-	1,42
Fenway Services Limited	2 202 490	2,30	10 000	0,03	1,75
J.P.Morgan Chase Bank	2 382 090	2,49	-	-	1,88
MAYDENVALE VENTURES LIMITED	1 163 893	1,22	255 985	0,82	1,12
"MAXSWEET CO., LTD"	-	-	1 639 635	5,26	1,29
"FLOVELINIA LTD",	-	-	1 594 188	5,11	1,26
HAGSTROEMER & QVIBERG FONDKOMMISSION AB	723 666	0,76	1 168 765	3,75	1,49
Physical bodies, total	**6 399 915**	**6,70**	**10 245 466**	**32,33**	**13,00**
TOTAL:	**95 581 421**	**100**	**31 168 901**	**100**	**100**

6.3 Company's government and control bodies

Company's government bodies are General shareholders' meeting, Board of Directors, Administration, General Director. Company's control body is the Checkup Committee.

In 2004 OJSC FETEC government and control bodies (Board of Directors, Administration, General Director, Checkup Committee) reward amount came up to 34 306 thousand roubles.

General shareholders' meeting.

Company's government supreme body is General shareholders' meeting. The matters of General shareholders' meeting reference are stated by the Company's charter and cannot be remitted to Board of Directors or to the Company's Administration. Meetings' convocation and conducting matters are subject to the OJSC FETEC General shareholders' meeting conducting order Statute.

One General shareholders' meeting was conducted during the accounting year, on June 15th, 2004.

Board of Directors.

Board of Directors is a collegial body of Company's management, conducting the Company's activity general management.

Board of Directors' activity and its powers are subject to the Company's Charter and OJSC FETEC Board of Directors Statute, which shall be approved by the General shareholders' meeting.

There are 11 members in Company's Board of Directors. The Board of Directors' members' election were conducted on June 15th, 2004 on the annual General shareholders' meeting. Yurchenko Evgeny Valerievich was elected as Board of Directors' Chairman.

Table 6.3

Board of Directors' membership, from 01.01. till 15.06.2004	Board of Directors' membership from 15.06. till 31.12.2004
Dudchenko Vladimir Vladimirovich	Dudchenko Vladimir Vladimirovich
Zabolotny Igor Victorovich	Degtyaryev Valery Vladimirovich
Kobischanov Mikhail Yurievich	Zabolotny Igor Victorovich
Lopatin Alexander Vladimirovich	Kobischanov Mikhail Yurievich
Nikiforov Yury Vladimirovich	Novak Tatiana Nikolaevna
Novak Tatiana Nikolaevna	Plyuschev Maxim Sergeevich
Plyuschev Maxim Sergeevich	Repin Igor Nikolaevich
Repin Igor Nikolaevich	Tabunschikov Yury Alexeevich
Tabunschikov Yury Alexeevich	Filippova Nadezhda Valentinovna
Filippova Nadezhda Valentinovna	Fioletov Evgeny Borisovich
Yurchenko Evgeny Valerievich	Yurchenko Evgeny Valerievich

All the Board of Directors members do not:

- Have any kinships with the Company's governing bodies members and Company's financial and economic activity control bodies members;
- Have shares in affiliated and dependent companies;
- Have shares in Company's shareowner capital.

There are six independent directors in the Company's Board of Directors membership:

1. M. Yu. Kobischanov– OJSC "Diamond Capital Management" macro-economical matters councilor;
2. E. B. Fioletov– CJSC "Investment Finance Company Polar Star" General Director;
3. V.V. Dudchenko–"NCH Advisors, Inc.», Moscow representative office research department head;
4. I. N. Repin– Investors' rights defense Association deputy executive director;
5. V.V. Degtyaryev– OJSC "Tetrasvyaz" General Director;
6. Yu. A.Tabunschikov - Federal State Unitary Enterprise "Far East Federal district radio frequency centre" General Director.

Four Committees were established attached to the Company's Board of Directors in 2004. The Committees are the collateral Board of Directors organs, being established for the preliminary questions considering, and assumed for the Board of Directors reference according to the Company's Charter.

Strategy Planning Committee.

The Committee's task is to increase the Company's strategic planning and management effectiveness.

Strategic planning Committee membership:

1. Tabunschikov Yury Alexeevich – Committee Chairman
2. Zabolotny Igor Victorovich – Committee member
3. Degtyaryev Valery Vladimirovich - Committee member
4. Fioletov Evgeny Borisovich – Committee member
5. Repin Igor Nikolaevich - Committee member

Audit Committee.

Committee's tasks are the Board of Directors work effectivization and work quality increasing in the field of open communication ensuring with independent audit, Checkup Committee, accounting organization departments and the departments, having the financial and economical functions and the inner control functions by the form of preliminary questions considering and the recommendations' preparation for the Board of Directors.

Audit Committee membership:

1. Degtyaryev Valery Vladimirovich - Committee Chairman
2. Kobischanov Mikhail Yurievich – Committee member
3. Tabunschikov Yury Alexeevich – Committee member
4. Fioletov Evgeny Borisovich - Committee member

Personnel and Reward Committee.

The Committee conduced to qualified specialists' involvement into the Company's management and the necessary motivation creation for their successful work. The following matters are in the Committee reference:

- criteria determination for General Director and administration members candidatures selection
- principles and criteria determination of rewards and compensations amount counting for Board of Directors members, General Director, Administration members and the Company's Checkup Committee members
- preliminary accommodation of the candidatures for affiliated companies and representative offices heads, and the mentioned organization departments heads dismissal
- General Director and Company's Administration members' activity evaluation.

Personnel and reward Committee membership:

1. Repin Igor Nikolaevich – Committee Chairman
2. Filippova Nadezhda Valentinovna – Committee member

3. Dudchenko Vladimir Vladimirovich – Committee member
4. Plyuschev Maxim Sergeevich - Committee member.

Corporate management Committee.

Committee's tasks are the Board of Directors work effectivization and work quality increasing and the interests' conflicts settlement of different shareholders' groups, board of Directors and OJSC FETEC management in the way of separate questions, referred to the Board of Directors competence, preliminary consideration and the recommendations preparation for the Board of Directors regarding such questions.

Corporate management committee membership:

1. Novak Tatiana Nikolayevna - Committee Chairman
2. Zheludkov Alexander Vladimirovich – Committee member
3. Kobischanov Mikhail Yurievich – Committee member
4. Punina Ekaterina Alexandrovna - Committee member

General Director.

General Director is the sole executive body, conducting the Company's activity management.

The Company's Board of Directors designates the General Director. General Director's rights, liabilities, amount of payment and the responsibility are determined by the contract, concluded between him and the Company.

Until December 24th, 2004 the Company General Director was:

Zabolotny Igor Victorovich
Year of birth: ***1967***
Education: ***higher***
Does not have a register capital share

On December 24th, his powers were terminated in connection with employment agreement validity expiry and according to the personal statement. The duties discharge was obligated on Deputy General Director O.V. Mamontov.

Mamontov Oleg Valentinovich
Year of birth: ***1963***
Education: ***higher,***
Company's register capital share: ***0,00696 %***
Company's ordinary shares part: ***0,00837 %***

On February 1st, 2005 the decision was made to appoint A.A. Alekseev as the General Director's for the two years period.

Alekseev Anton Alekseevich
Year of birth: ***1968***
Education: ***higher,***
Does not have a register capital share

Administration.

Administration is Company's collegial executive body, conducting the Company's current activity management.

Administration activity and its powers are subject to the Company's Charter and OJSC FETEC Administration Statute, which shall be approved by the General shareholders' meeting.

Board of Directors shall approve administration members' quantity and manning. In 2004 there were 10 members in Administration.

All the Administration members do not:

- Have any kinships with the Company's governing bodies members and Company's financial and economic activity control bodies members;
- Have shares in affiliated and dependent companies;

2004 Company Administration's manning.

1) Zabolotny Igor Victorovich – OJSC FETEC General Director until December 24th, 2004; at the present time he is deputy General Director for marketing in Federal State Unitary Enterprise "Cosmic communication"

2) Bobkov VyacheslavAlekseevich – executive officer

3) Voloshin Konstantin Gennadievich – deputy General Director – Economics and Finances director

4) Ganeeva Alla Albertovna – OJSC "Svyazinvest" telecommunication department exploitation sector head

5) Dobrovolsky Vitaly Ivanovich – deputy General Director, safety and secrecy order director

6) Zheludkov Alexander Vladimirovich – Deputy General Director – corporate development director

7) Ilchenko Vladislav Leonidovich – deputy General Director – business development director

8) Mamontov Oleg Valentinovich – deputy General Director – technical director

9) Utina Natalia Petrovna – OJSC "Svyazinvest" economical planning and budgeting department investments projects economy sector head

10) Krtashov Andrey Dmitrievich – chief accountant

The Checkup Committee.

The Checkup Committee is the Company's financial and economic activity control organ. The Checkup Committee manning is elected every year by the General shareholders' meeting. The Checkup Committee activity is subject to the Company's Charter and Checkup Committee Statute that shall be approved by General shareholders' meeting.

Company's Checkup Committee membership

Table 6.7

Checkup Committee member name	Year of birth	Education	Organization	Title
Belyaev Konstantin Vladimirovich	1968	higher	OJSC "Svyazinvest"	Chief accountant, deputy General Director since March 15, 2005
Frolov Kirill Victorovich	1977	higher	OJSC "Svyazinvest"	Internal audit department deputy director
Azovskaya (Kukudzhanova) Elena Nikolaevna	1972	higher	OJSC "Svyazinvest"	Internal audit department dependent companies internal audit sector main specialist
Tareeva larisa Valerievna	1977	higher	OJSC "Svyazinvest"	Direct investments and ownership department main specialist
Yuriev Vladimir Eduardovich	1973	higher	OJSC "Dalsvyaz"	Internal audit Administration deputy head

Company's Checkup Committee conducted 6 meetings. The financial and economic activity of Khabarovsk, Sakhalin, Primorye, Kamchatsky affiliates and the OJSC FETEC General Directorate were checked out.

The check-outs were conducted for the following directions:

- 2004 financial statements data reliability;
- Bookkeeping order and 2004 financial statements providing.

Summarizing the working results, the OJSC FETEC Checkup Committee Conclusion was made. The Company's Checkup Committee did not find any serious stated bookkeeping order and financial statement preparation violations that could substantially influence the OJSC FETEC financial statements credibility for the year 2004.

6.4 Corporate Behavior Code observation data.

During the whole year the Corporate Behavior improvement work was steadily conducting in the Company. The main principles of the Company's corporate management are:

- open information policy conducting;
- collegiality in decisions making, consideration of the every opinion of the parties, interested in the Company's activity.

There is a Corporate Behavior code in the Company. Most of the Corporate Behavior code statements, recommended by Russian Federal Commission for the Securities market for the emitters, were fixed in the internal documents of the Company. In particular, in Company's charter and General shareholders' meeting conducting order Statute some norms were formalized, according to which:

- meeting's members notification is done by the registered mail, meeting's conducting notice is published in mass media;
- while preparing to the General shareholders' meeting conducting, the shareholders have a right to acquaint themselves with the information with the help of electronic communication means, including Internet;
- the shareholder can add an item to the General shareholders' meeting agenda without providing the shareholder's register extract, if the stock right record keeping is done in the shareholders register keeping system, otherwise the account DEPO extract is enough;
- The Company's General Director chairs general shareholders' meeting; the Administration members present at the meeting, together with Board of Directors' members and members' candidates.

The norms are fixed in the Company's Board of Directors Statute and the Company's Charter, about the Board of Directors members' elections conducting in the way of cumulative voting. The budget approval, General Director Powers' temporary suspension, agreements with Company's executive organs confirmation, bargain for the amount of more than 0.7 % assets balance value approval are in the reference of Board of Directors. The Board of Directors members are entitled to inquire any information from the Company's officers.

There are no persons, to whom any administrative punishment was ever applied for the entrepreneurial activity, finance, taxes and levies, securities market delicts.

Two Board of Directors members are included into the national register of the Russian Directors' Institute.

One collegial executive organ was created in the Company, the Administration. Its activity is subject to the Statute that shall be approved by the General shareholders' meeting. The Board of Directors members enter into the management organs of other joint-stock companies shall be approved by the Board of Directors. The Administration manning is approved by the Board of Directors, and there are no persons, to whom any administrative punishment were ever applied for the entrepreneurial activity, finance, taxes and levies, securities market delicts and there are no persons, being the management organs members of the legal bodies, competing with the Company.

For the financial and economic activity control in the Company the internal audit administration was established, subordinate to the Board of Directors. There are no persons in this administration, to whom any administrative punishment were ever applied for the entrepreneurial activity, finance, taxes and levies, securities market delicts and there are no persons, being the management organs members of the legal bodies, competing with the Company.

The full table regarding the Corporate Behavior code observation data can be found in the full variant of annual report, on the attached electronic media.

7. COMPANY'S MAIN ACHIEVEMENTS IN 2004 AND FURTHER DEVELOPMENT STRATEGY

7.1 Company's priority activity lines

Company's business priorities are determined by the Company's mission, namely "Customers' wants in modern Communication services forming and full satusfaction on the Far East Federal District territory". The main Company's tasks are:

- Tele communication services complete complex rendering;
- The reliable operator functions realization, functions of the leader, providing the high-quality communication services, accessible to all the users categories;
- Service methods and customers' interrelations improving;
- Complex services development on the modern technologies basis;
- Conditions establishment, promoting every employee abilities full realization for the whole Company benefit;
- Company growth and capitalization increasing and favorable conditions for investments involvements establishments.

Technical development priorities.

- Traditional telephony services development;
- Local access nets digitalization on the basis of fiberglass communication lines, digital inter-relay lines and the cosmic communication systems constructing;
- Multi-service telecommunication net development, giving a possibility to provide the broadband access services;
- Mobile communication and radio access services development;
- IP-telephony, videoconference and other services development.

Marketing policy priorities.

- Company's effective service development;
- Competitive ability ensuring;
- Credit worthy communication service demand full satisfaction;
- Modern selling system and customers' service organization.

Financial and tariff system priorities.

- Cross-subsidy decreasing;
- Attractive and economically beneficial tariffs forming, not controlled by the government, for the additional communication services;
- Reduce the controllable tariffs for the prime cost level taking into consideration the investing component;

- Lending portfolio value reducing;
- Company's income maximizing;
- Company's income growth rate exceeding the expenses growth rate securing;

Corporate policy priorities.

- Rigorous observation of the shareholders' rights;
- Corporate Management quality increasing;
- Active work with the investment community for the financial transparency and Company's securities liquidity increasing reasons;
- Market capitalization increasing.

Information policy priorities.

- Internal and external information flows management system construction;
- Favorable information field forming on the regional and all-Russian levels;
- Company's informational transparency increasing.

7.2 Company's development results in 2004.

In 2004 OJSC FETEC is still keeping the leading position on the Far East communication market. The OJSC FETEC today is not only the largest communication company on the seven-district territory, and also the only Company, having highly-developed end-user access infra-structure. The 2004 performance targets and the development chosen priorities realization gave the possibility to the company to continue all the regional affiliates dynamical development and to follow the OJSC FETEC mission of Customers' wants in modern Communication services forming and full satusfaction on the Far East Federal District territory in the full extend.

As a result of the strategy realization, OJSC FETEC could substantially increase its subscribers' quantity, both in the corporate sector, and among the population. During the year, the OJSC FETEC subscribers' quantity increased for 142.5 thousand people, including local, cellular subscribers and the Internet services users.

OJSC FETEC subscribers' communication services demands satisfaction
As for the end of the year 2004 data (physical data)

Table 7.1.

	Local telephone communication (Urban and rural automatic telephone stations) (main)		**Cellular communication**		**Internet access with the DSL technology usage**	
	Increment, subscribers	Subscribers, total	Increment, subscribers	Subscribers, total	Increment, subscribers	Subscribers, total
OJSC FETEC total	115 702	1 258 936	20 383	32 098	6 477	7 915

The Internet access using DSL technology service in 2004 became accessible to the population in all regions of OJSC FETEC activity.

The Company is trying to get closer to the subscriber as possible. New customer service centers were opened in 2004 in Primorye and Magadan affiliates, and it means, that the customers can connect to all the Company's services in one place, get the qualified and fast consultation regarding different matters.

For the long-term cooperation with the corporate customers establishment and keeping, the VIP-customers work was developed and being successfully introduced. The income received from this users category came up to 577 138 thousand roubles.

The special attention among the corporate VIP-customers released projects should be given to the OJSC FETEC centralized agreement signing with Far Eastern Bank of the Russian Federation Savings Bank for 315 customer's branches connection to the data operation net of Primorye, Khabarovsk, Amursk, Sakhalin affiliates. The expected income amount from the lump-sum payments for the services, rendered according to this agreement, will came up to 3 780 thousand roubles, from the monthly payments - for about 17 750 thousand roubles.

In 2004 OJSC FETEC continued the improvement work that had been started in 2003, for the associated operators' cooperation order. The united principles of cooperation with associated and alternative operators were formed, and the Company thus could increase the connection and the traffic transmission services profitability.

The operations, conducted by OJSC FETEC in the cellular communication development area, are of special attention. The new tariff plans, introduced in October 2003, during the whole year of 2004 worked as the impetus for the subscribers' quantity increasing in Kamchatsky region (for 2.34 times) and in Magadan region (for 3.88 times) The OJSC FETEC income during this period increased for 63.7 %. The Company received its own mobile communication net operator code MNC 22. The dealers' agreements were signed for the subscribers connection and the payments receiving. The new subscriber departments were opened. The payment system was modernized.

Cellular communication GSM 900/1800 development in 2004

Table 7.2.

Affiliate	Equipment producer	GSM (MSC) switch-board numbered capacity increment, subscribers.	Basic stations increment BTS 900, ea.	Basic stations increment BTS 1800, ea.	Notes
Kamchatsky	Huawei, China	20 000	2	11	Existing capacity MSC 60 thousand subscribers

Magadan	Huawei, China	-	3	-	Existing capacity MSC 20 thousand subscribers

The net income increased 4.38 times and comprised 756.067 mio roubles. The main activity net income (without taking into consideration the assets selling) increased for 66 % and comprised 171.9 mio roubles (in 2003 it was 173.1 mio roubles).

In 2004 the Company's financial policy was aimed both on budget indexes achievement and on the debt obligations load decreasing. As a result, the Company credit portfolio was cheapened for 3 %.

In 2004 the subscribers' fee tariffs in the "Population" category increased for 28 %, on the "Organization" category – for 22 %. Totally, the tariffs level increasing came up to 26%.

The main factors influenced the OJSC FETEC tariffs income increasing, were the following: local telephone net developing, increase of data operation between the cities, new telecommunication services introducing and widening, communication services tariffs change.

Long-distance and international telephone services income growth for 8.9 % was determined by the outgoing pay traffic increasing for 12 %.

The local communication income increasing is connected with the subscribers' fee tariffs increasing for 23.9 % average, and with the main telephone sets quantity increasing for 115.7 thousand items

The main radio broadcasting outlet quantity in 2004 reduced for 53.5 thousand items, the subscriber fee tariffs growth came up to 18.7 % average.

The new services income in 2004 increased for 48 % in comparison with 2003. Firstly, such great rate of income growth is determined by DSL subscribers increasing for 6 447 persons (for 5.4 times in comparison with 2003).

Associated operators connection and traffic transmission income growth is explained by the new services introducing, service rendering agreements renegotiation, rendered services tariffs increasing.

During 2004 the great attention was paid to the new cellular communication services tariffs development, data operation nets, telematic services and other new services. The tariffs for these services were fixed with the market demands consideration, from the development point of view, both for competition and consumer demands.

The Company's technical policy in 2004 was aimed at numbered capacity entering, tele communication service rendering quality increase, long-distance telephone net developing and automatization, together with the new telecommunication services introducing.

The mounted numbered capacity increased for 13.3 % and came up to 1 508 117 numbers. The enabled numbered capacity increased for 10 % (115.7 thousand subscribers) and comprised 1 258 936 numbers. Net digitalization comprised 61.7 % (48.3 % in 2003).

The fiberglass communication line in 2004 increased more than twice, and that made possible communication quality and data operation speed increasing.

In 2004 for the reasons of multimedia service access development, the Far East Federal District multi-service net construction was started, with the broadband radio-access service integration. The project realization was based on the American Company "Juniper Networks" technical solutions, offered by the Russian integrator company "Active Telecom". The main zones of the multi-service net (MSN) access intensive selling are the regional centres – Vladivostok, Khabarovsk, Yuzhno-Sakhalinsk, Petropavlovsk-Kamchatsky, Blagoveschensk, Birobidzhan. For the broadband traffic termination tasks solutions and service management in the mentioned cities the Juniper ERX+SDX platform is installed. In the regional centers the Juniper SDX services managing system is introduced, aimed at the exploitation expenses reducing, service accessibility for the customers increasing. In Vladivostok the TV broadcasting platform through IP-telephony is being installed, and this service will be accessible to every user, having the broadband Internet access.

In 2004 the broadband DSL access net widening project was finished. On every Far East Federal District regions territory, in every communication center the DSL multiplex switches Paradyne were installed, equipped by the ADSL2+ linear modulus, which give the possibility of digital communication channels organizing through the existing subscribers' lines with the speed up to 24 Mb/s. 19 000 DSL ports were mounted.

The city telephone station net modernization project was started in Magadan. The project completion is preplanned for 2005. The project is aimed at the 100 % telephone net modernization in Magadan, according to the NGN conception.

Automatic channels increment in 2004 comprised 1 725 items (in 2003 – 1 309 items). Digital automatic telephone stations enabling level in 2004 comprised 81.2 %.

In corporate development area the work was done for OJSC FETEC General Directorate and affiliates organizational structure improvement through the doubling functions reducing and knots extension.

For Corporate Management quality increasing in 2004 the additional Committees were established attached to the Board of Directors, namely: Audit Committee and the Strategy Planning Committee. Their establishment aim is the Board of Directors work effectiveness and quality increasing by means of separate matters, being in the Board of Directors reference, preliminary consideration and the recommendations preparation for the Board of Directors for the Committee's reference matters, qualified specialists involvement to the Company management and the impetus making for their successful work. 4 independent directors are involved in the Board of Directors' Committees management.

Understanding the importance of the bilateral dialog between the Company and the investment community, in 2004 the Company continued the active work regarding the investors and shareholders work quality increasing.

In December 2004 the Company's dividend policy was approved, guarantying the Company's shareholder rights regarding the dividend payments.

For the reason of personnel and operational expenses reducing, the Company's controllability increasing, on December 31st, 2004 the Jewish Autonomous region OJSC FETEC affiliate was liquidated.

The affiliated business reorganization model was developed and realized, and according to it, for general Company assets profitability increasing, OJSC FETEC released itself from the low-gain non-core assets.

In 2004 the work was conducted in the area of informational accessibility and the Company's image improvement. The main work trends were:

- work with shareholders, investors and analysts;
- work with Company's customers;
- work with Russian and regional mass-media.

In 2004 the Company's annual report received the special prize of the annual Contest of annual corporate reports as the best annual report of year 2003 from the "Expert" magazine for the best corporate management information disclosure. The information completeness and accessibility gave to the OJSC FETEC the possibility to become the laureate of the Seventh annual Contest of annual corporate reports and corporate web-sites in the "Best information disclosure for the investors level" nomination, the contest being organized by Stock Exchange of Russian Trading System and Securities Market magazine. The Company web-site won the third place in the corporate web-sites contest in "Design and navigation" and "Work with customers" nominations.

The Company publishes the information about it activity in the mass media on a regular basis. During 2004 on the Company's web-site approximately 150 messages were published regarding the Company's activity in technical, personnel, marketing and economical areas. More than 500 questions were sent to the web-site regarding different areas of Company activity.

It's pleasant to note, that in 2004 the OJSC FETEC was one of the five Russian informational disclosed and transparent companies, chosen by the international Company Standard & Poor's after the rating research, conducted with the help of Moscow Interbank currency exchange.

7.3 Company's development prospects.

Marketing policy.

The marketing policy prevailing aims until the year 2007 for the Company are planned to be the leading position keeping on the telecommunication market of Far East Federal district territory and the Company income growth by means of full telecommunication services complex providing.

For the reason of the Company's leading position keeping for the period of 2005 – 2007, the service development in the regional affiliates is preplanned. The special attention will be paid to the communication services development in the high economically developed Far East regions, namely Primorsky, Khabarovsk and Sakhalin region.

For the customers' service improvement and sales effectiveness increasing, the measures are planned to be taken for the Company's commercial blocks improvement in the nearest future.

Technical development.

Having chosen the way of all-purpose communication Company, OJSC FETEC is still keeping this process going, providing the full complex of telecommunication services to the regions' population. In the nearest two years the Company's income recourses will still be the wire and wireless telecommunication services complex rendering. The main attention will still be paid to the following directions development:

- Wire telephony services complex development, including local communication (also wireless telephony on DECT technologies, broadband subscribers' access "BreezeAccess", wire connection to the digital net with ISDN integration) for every user category with different ways of services payments;
- New services complex development, including Internet, videoconferencing, corporate communication nets organizing (including VPN), intellectual communication nets services;
- Wireless communication services development, firstly – cellular communication of GSM 900/1800 standard in Kamchatsky and Magadan regions.

Nevertheless, OJSC FETEC priority development is still local communication services development. 40 % of Company's capital investments in 2005 is planned to be given for this purpose. The traditional telephony projects realization in 2005 will give the company possibility to enter 91 466 new telephone numbers, including 53 030 numbers for the change. The highest development will be achieved in Promorsky, Khabarovsk and Magadan affiliates. The numbered capacity increment will comprise 38 436 numbers, main telephone sets increment – 85 440 items

One of the investment activity directions is automatic telephone station numbered capacity enter and widening, digital subscriber access nets and radio access.

In 2005 OJSC FETEC will continue cellular communication development. 2.5 % of Company's capital investments will be given to the cellular communication net of G S M 900/1800 standard widening in Kamchatsky region.

New services development is becoming our priority for a greater extend. Being aware of the Company's continuous tendency to progress, for the nearest two years the Company is aiming at new communication services demand forming and full satisfaction on the OJSC FETEC activity territory. For Company's new services development 7 % of the capital investments will be spent, comprising 114 mio roubles. In 2007 the new services rendering income rate growth is expected, comprising up to 20 % from the Company's total income.

The telecommunication nets active building and further net infrastructure modernization is preplanned for the nearest 2 years, for the Company's possibility to new and traditional services complex rendering securing.

Communication net development will be aimed at the data operation speed increasing and quality improving. Images communication, including television ones, different information types integration in the multimedia attachments, net intellectualization will give the possibility to net flexibility and confidence increasing, will ease the net management and will transfer user to an active client, independently managing the net, ordering the serviced he needs. Together with the communication services quantity increasing, their quality will be also changing – from the ordinary telephone service to the multimedia services, provided with integral digital communication nets.

For the reason of broadband and information services basis establishment, together with digital and reserving technologies entering while traditional services rendering, the essential local primary net development is preplanned in Primorye, Khabarovsk, Sakhalin and Amursk affiliates. The net development will be done on the fiberglass communication line basis. The main projects are: fiberglass communication line Dalnerechensk-Luchegorsk, Khabarovsk – Komsomolsk-on-Amur, Birobidzhan – Priamursk.

One of the investment activity direction is automatic telephone station numbered capacity enter and widening, together with digital subscriber access nets and radio access.

In the voice services development area the Company's strategic task since 2005 is the transfer to the net construction on the NGN basis. It will lead to the program switch boards enter on the OJSC FETEC nets and access providing to the public telephone net through IAD, and the SIP telephones selling. The net re-construction projects realization in Magadan, Vladivostok, Khabarovsk will give the basis for the new infrastructure establishment, for voice services of unlimited quantity rendering.

In 2006 and 2007 the broadband communication nets on the IP/MPLS basis development will be continued, for the informational communication services rendering widening.

One of our long-term technical tasks is the telecommunication nets further construction, net infrastructure development and modernization.

Starting with 2006, the traditional automatic telephone station construction is planned to be terminated, and the NGN basis solution constructions will be done, for IP-telephony voice service making a prevailing one, and this is one of the services, provided using the broadband nets.

The telecommunication nets further modernization only can ensure the voice services transfer to the packet switching nets and the advanced growth of multimedia services and data operation. In the period of years 2006 -2007 the city telephone nets modernization is planned in every large city, that will give the trunk carrying capacity not lower than 10 Gbps level.

The Company's technical development strategy aim is, finally, the wide range of additional services development securing.

Company's investments program major projects in 2005

Table 7.8.

№	Project name	Capital investments volume, thousand roubles.
1.	Far East Federal District multi-service net construction with the broadband subscriber radio access system integration	68 211
2.	Vladivostok local net widening	84 300
3.	DSL access development, backbone net in Vladivostok and Primorye region modernization	45 894
4.	Cellular communication net of GSM 900/1800 standard in Kamchatka region widening	53 226
5.	City automatic telephone station widening, including inter-station communication in Khabarovsk	160 000
6.	Fiberglass transmission line construction between Birobidzhan and Priamursky settlement	58 128
7.	Fiberglass communication line construction termination between Khabarovsk, Komsomolsk-on-Amur, Amursk	99 116

Financial and tariffs policy.

In 2004 OJSC FETEC showed one of the fastest growth ratio in the industry. The income growth ratio came up to 30.6 %, net income growth ratio without assets selling came up to 66 %. OJSC FETEC financial policy is oriented on the optimal financial and economical activity indexes achievement by the Company, namely net income and shareholders' income maximization, own and borrowed funds optimal balance achievement, borrowed funds servicing expenses decreasing, liquidity coefficients increasing, accounts receivable turn-around terms reducing.

OJSC FETEC tariffs policy will be aimed at the gross-subsidy between the highly and low profitable telecommunication sub-branches gradual liquidation by 2007, and the gradual transfer to the tariffs based on the economically reasonable expenses. Subscribers' fees growth ratio is planned to be higher than industrial products' producers priced growth ratio, but not higher than the exploitation expenses growth ratio. Telephone net access rendering and long-distance telephone net will be reduced up to the economically reasonable expenses, with account of standard profit. Also, the gradual tariffs equation is planned for all types of communication services users.

Corporate and informational policy.

Company's corporate development policy will also be aimed at the steady corporate management practice improvement, activity's financial transparency increasing, Company's investment attraction increasing assistance, Board of Directors' members work effectiveness increasing.

In the limits of Company capitalization increasing program, by 2007 the active assistance is planned to be rendered to the Company's market capitalization increasing by means of Company's investors and shareholders connection work. The active work will be done with the foreign investment community, for ADP program of the first level development.

OJSC FETEC administration is worried about Company's work effectiveness increasing, structure optimization, personnel quantity. Until 2007 some measures planned to be taken for Company organizational structure optimization for personnel quantity reducing through functions doubling, communication centers extension, affiliates' accounting and financial blocks functions centralization, non-profitable business termination.

As for the informational policy area, the centralized system of internal and external informational flows management is planned to be developed, measures taking for the Company's information transparency and investments attraction increasing, favorable informational field forming both on the regional and all-Russian levels, Company's favorable images support among bodies of powers, business elite, investment community, Company's active positioning in the services rendering regions, Company's inter-corporate culture forming, internal informational flows and effective back action forming between every organization departments of the Company.

In the limits of Company's activity internal information usage regulation, the Insider information Statute is planned to be developed.

Social policy.

OJSC FETEC future business is connected with the social and cultural development level, society well-being. The Company tends to make its inter-relations with every society level contributory to its harmonious and gradual development. Moreover, we are sure that we are able to make the society happier, stable and confident.

That's why OJSC FETEC social policy makes provisions for the Russian Federation economy development assistance, Russian Federation becoming a progressive state and the united open informational space; population well-being and intellectual level development by means of high-quality communication services rendering and access to the informational resources providing.

We are sure, that the planned measures will lead to the Company's work optimization, precise managers' responsibility formalization for the result, better departments cooperation, and then it will give the best competitive service offer for our clients on the Russian Far East market.

7.4 Material deals of 2004

54 deals were approved on the Board of Directors sessions during 2004. Including 26 deals with the amount of 0.7 -25 % of Company assets balance cost, and 28 interest-party transactions.

In February 2004 Board of Directors approved the ordinary and preferential shares issue results Report, placed by means of earlier placed shares conversion to the shares having larger nominal in connection with Company's shareowner capital increasing.

In September 2004 Board of Directors made a decision about JAR affiliate termination from January 1st, 2005.

There were no deals demanding the General shareholders' meeting approval in 2004.

One can find more detailed information about the material deals of 2004 in the Annex # 1 of this annual report on the attached electronic media.

8. CAPITAL CONSTRUCTION AND INVESTMENT ACTIVITY.

8.1 Main principles of the Company's investment activity and capital investments structure, according to the trends.

OJSC FETEC main investment activity trends in 2004 were:

- Traditional telephony;
- Informational technologies;
- New services;
- Communication infrastructure objects.

Not less than 80 % of capital investments are given to the determined financial return projects. Not more than 20 % are given for the projects with qualitative character.

In 2004 the capital investments in comparison with 2003 increased from 12 % till 1 317.6 mio rubles. The investments were mainly spent for the traditional telephony development (80% from the whole amount of capital investments), data transmission network building (about 10%), new services development (about 5%).

The major projects of 2004 were:

- "Khabarovsk local telephone station re-construction in 2004" with the projected numbered capacity of 30 292 numbers;
- "Sovgavan telecommunication long-distance center telephone net re-construction in 2004" with the projected numbered capacity of 23 832 numbers;
- "Automatic telephone stations 2-3-4-5-7-9 distribution net re-construction with automatic telephone stations change" with the projected numbered capacity of 39 000 numbers (Magadan affiliate);
- "DSL broadband access net widening"

Total amount of investments in 2004 comprised 843 605 thousand roubles for the mentioned projects.

Fiberglass transmission line of 284 km length was put into operation between Fokino and Nakhodka, Lesosavodsk and Dalnerechensk, Ussuriysk – Mikhailovka – Pogranichny in Promorye affiliate; of 178 km length between Blagoveschensk and Raichihinsk in Amursk affiliate; of 185 km between Birobidzhan and Leninskoe in JAR affiliate.

As a result, at the expense of widening and modernization, the telephone network mounted capacity increaseв for 13 % til 1 508 117 numbers (2003 – 1 330 698 numbers). The used capacity increased for 10% till 1 258 936 numbers (2003 – 1 142 461 numbers). Digitalization level comprised 61.7% (2003 – 48.3 %). Main telephone sets increment comprised 115 702 numbers. Telephone density for 100 citizens is 24 telephones (2003 – 20.5 ea.)

8.2 Investments programs financing sources

Investments program financing sources are the Company's own and borrowed funds. In 2004 Company took the credit funds in OJSC "Dalnevostochny Bank", in the "Vneshtorgbank" affiliate for the investments program financing. The borrowed credits for the investment activity were not repaid in 2004.

9.PERSONNEL AND SOCIAL POLICY

9.1 Personnel policy main principles.

OJSC FETEC personnel policy main principles are:

- optimal personnel capacity keeping;
- personnel necessary qualification level securing;
- personnel stimulating for Company's aim achieving;

- Corporate culture forming and keeping.

New personnel intake is made on the basis of careful professional merits and psychological features evaluation of the candidate.

The accreditation procedure standard was developed and is introduced in the Company; there are permanently acting accreditation committees in the affiliates.

Company personnel reserve's forming and development for key strategic and middle-management ranks are forming according to the results of the accreditation procedures.

Employees' labor motivation is done by transfer to the new bonus plan on the Management by Object basis.

The social policy is purposively carried out in the Company, having a system character and oriented on the employees' social protection increasing, personnel and social matters solving approaches improving.

Many components of social package are provided in the Collective agreement, concluded in OJSC FETEC on April 23rd, 2003.

The whole list of social expenses, privileges and compensations, provided by Collective agreement, is equally provided for affiliates employees as well.

Besides, personnel departments are cooperating with insurance companies regarding the employees' voluntary medical insurance, voluntary incident insurance, private property insurance.

One of the social package components is the employees' provision with additional non-state pension in accordance with the non-state pension Statute and agreement with Non-state pension fund "Telecom-Soyuz".

9.2 Personnel capacity.

Personnel capacity dynamics in General Directorate and regional affiliates has the following indexes:

Pic. 9.1

Pic. 1

Personnel capacity dynamics

JAR affiliate

Magadan affiliate

Kamchatsky affiliate

Sakhalin affiliate

Ajmursk affiliate

Khabarovsk affiliate

Primorye affiliate

General Directorate

рис.1

Динамика численности персонала



Ф-л по ЕАО
535
532
509
1277
1325
1355
Камчатский ф-л
1828
1901
1916
Сахалинский ф-л
2503
2570
2601
Амурский ф-л
2649
2502
2669
Хабаровский ф-л
4335
4394
4274
Приморский ф-л
5452
5525
5603
Ген.дирекция
192
165
28
0
1000
2000
3000
4000
5000
6000
2002 г.
2003 г.
2004 г.

Company personnel capacity is tending to be reduced. As for the quantity changing reasons the following can be named:

- organizational structure centralization:
- lower-effectiveness and doubling workplaces liquidation, labor norms changing;
- equipment modernization;
- Outsourcing methods applying.

The most frequent reasons for employment contract termination are the employee initiative, employment contract expiration, and discharge because of personnel reduction.

For the personnel turnover reduction and young specialists' preservation on the key ranks, the psychosocial climate is studied in the affiliates for personnel needs eduction, employees loaning programs are being introduced, agreements to the labor contracts are being signed for the mutual obligations between employer paying for the employee's education and employee, who promises to work at the enterprise for several years after the education completing.

9.3 Personnel categories.

In 2004 the personnel categories were the following:

- Managers – 1335 persons;
- Specialists – 6071 persons;
- Employees – 155 persons;
- Workers -11210 persons

In comparison with 2003, the managers' quantity increased, together with the highly qualified specialists quantity. It can be explained by the education level improvement and, as a result, the personnel rotation.

The educational work, conducted with the personnel in 2004, is one of the reasons of employees educational level increasing. Total Company's personnel capacity is:

- 3768 persons with higher education, 9.8 % more in comparison with the similar index in 2003;
- 5809 persons with secondary professional education, 1.7 % more in comparison with the similar index in 2003.

9.4 Personnel category. Personnel development.

Great attention is still paid for the employees' fundamental educational preparation: in 2004 Company paid for the education of 166 persons in Institution of Higher education and secondary professional education, which is 26 % more than in year 2003.

The principal attention is still paid to education getting in Institution of Higher education and secondary professional education, more than 70 % of the employees are getting the sectorial education in the northern regions with the deficiency of prepared personnel and young specialists runoff, the accent is put on the school leavers preparation.

The employees' quantity, got short-term educational programs in the outer educational institutions, increased for 23 %. 1305 persons in 2004 got the short-term educational programs, 98 % being younger than 55 years old.

9.5 Salary.

Time-bonus system for labour payment is used in OJSC FETEC. The employee salary amount depends on the time he worked of fact, his rate tariff (position salary) and the bonus. The salary amount is different depending on the employee qualification and professional level, the position salaries are established according to the labor's complexity and employee qualification, in accordance with the OJSC FETEC unified salary tariff net.

Using the individual approach, depending on the labor results evaluation and qualification level, employees' abilities, the off-tariffs employees can be distinguished from the total personnel capacity, having the increased position salaries.

In general, OJSC FETEC labor payment policy is built on the principles of the possible employees average salary growth taking into consideration the financial abilities, labor capacity and Company's affiliates work economical effectiveness increasing.

In general in OJSC FETEC the profit for one employee in 2004 comprised 479.86 thousand roubles and increased for 32.6 % in comparison with year 2003, one employee return in 2004 is 2.34 thousand roubles (102.6% in comparison to year 2003 level), it means that one rouble of personnel expenses gives 2.34 roubles profit.

Average personnel expenses for 1 employee in 2004 comprised 204 980 roubles (129.4 % in comparison with 2003). According to the dynamics balance for the relevant indexes (1 employee profit, personnel return), the personnel expenses in the accounting period were managed effectively.

The sales profit for 1 employee comprised 63.77 thousand roubles and increased for 31.8 % in comparison with 2003). 1 employee lines quantity is 64.95 items (110.3 % in comparison with 2003).

10. CHARITY.

10.1 Main principles of Charity

Main principles of the Company's charity are:

- Targeting
- Voluntariness
- Legality
- Strict differentiation between sponsorship and charity
- Limited publicity
- Diversity

The socially important Company's charity trends are:

- Realization and support of programs and measures, aimed at material aid rendering, medical and social rehabilitation of lower-income, unemployed, custody-need, disabled and other persons, who can not realize their rights and interests because of some physical problems;
- Help rendering to the persons, harmed by the natural disaster, terroristic acts, ecological, industrial and other catastrophe;
- Realization and support of programs and measures, aimed at family role and prestige in the community and in the state supporting, to the maternity and childhood protection;
- Realization and support of programs and measures, aimed at person's intellectual development assistance;
- Realization and support of programs and measures in the area of health protection and preventive measures, physical culture and sport;
- Environmental protection;
- Protection and due maintenance of the buildings, objects and territories, having historical, cultural and nature-oriented importance.

11. DISTRIBUTION OF PROFIT AND DIVIDEND POLICY

11.1 Dividend policy

Board of Directors approved the Company's dividend policy on December 28th, 2004.

According to the dividend policy, OJSC FETEC is obliged to give not less than 10 % of the accounting period net income for the ordinary shares dividend payments.

The total amount of dividend, paid for every preferential share, comprises 10 % of OJSC FETEC net income as for last financial year, divided for the shares quantity, comprising 25 % of OJSC FETEC register capital.

In case when dividend amount, paid by OJSC FETEC for every ordinary share in the fiscal year, exceeds the amount due to be paid as dividend for every preferential share, the dividend amount to be paid for such shares, will be increased to the dividend amount, paid for ordinary shares.

11.2 Accrued (stated) dividends data

On June 15th the decision was made about the dividends payment for 2003. The dividend amount for one share is:

- for the ordinary shares – 0.40 roubles
- for preferential shares – 0.73 roubles.

Accrued dividends amount for 2003 – 602 985 866, 13 roubles

Dividend payment amount ways are: by the banking transfer, postal transfer and cash in OJSC FETEC organizational departments.

The paid dividend amount for the annual report drawing up moment comprised 58 541 775.25 roubles. The paid dividends share is 96 %.

Stated (accrued) dividends for Company's shares dynamics (for one share)

Table 11.3

Security type	2002		2003		2004	
	amount (roubles.)	% to the nominal	amount (roubles.)	% to the nominal	amount (roubles.)	% to the nominal
Ordinary shares	0,31	3,1	0,40	2	1,20	6
Preferential shares	0,58	5,8	0,73	3,65	3,61	18,05

12. COMPANY'S ACTIVITY ON CAPITAL MARKET

12.1 Company securities on the capital market

Company's shares sale in Russian Trade system first started on September 5th, 1997. For ordinary shares liquidity increasing and investors providing with the possibility to sell and buy the shares abroad, OJSC FETEC entered American securities market, and Company's shares started to be issued on the USA kerb market as American depository receipts (ADR). ADR depository bank is JP Morgan Chase Bank.

On April 2003 OJSC FETEC were listed in Russian Trade system, and now the Company's shares are negotiated in the "B" list. On March 14th, OJSC FETEC ordinary and preferential shares were allowed to trade in Moscow Interbank Currency exchange as the non-listed stock and on January 11th, 2005 were included into the "B" list.

On November 2nd, 2004 Company's ordinary and preferential shares were allowed to negotiate in OJSC Russian Trade system Stock market trading.

One of the priorities of the Investors connection program for 2004-2005 was to increase the trading floor quantity, for market participants to make deals with OJSC FETEC securities and as a mean to increase the liquidity and achieving more profitable conditions of capital formation.

The Company's shares are listed in the registers for following indexes calculation: RTS, RTS-2, RTS current quotes index (RTST), S & P/RUX (only ordinary shares).

OJSC FETEC tickers and securities codes

Table 12.1.

	RTS	RTS stock market	Moscow Interbank Currency exchange	USA kerb market
Ordinary shares	ESPK	ESPKG	DLSV	-
Preferential shares	ESPKP	ESPKPG	DLSVP	-
Loan securities	-	-	Dalsvyaz1 loan sec, RU0008167713	-
ADR	-	-	-	FEEOY

OJSC FETEC securities quotations for 2004

Table 12.2.

Quotation name	**RTS**		Moscow Interbank Currency exchange		USA kerb market
	ESPK	ESPKP	DLSV	DLSVP	FEEOY
Nominal, roubles	20,00	20,00	20,00	20,00	600,00
Shares in circulation, ea	95 581 421	31 168 901	9 5581 421	31 168 901	Up to 38 232 568
Max. price for a year	1,37 USD	1,20 USD	52, 49 roubles	38 roubles	$27,50
Min. price for a year	0,89 USD	0,76 USD	26 roubles.	22 roubles	$25,00
Last price (December 31st, 2004)	1,00 USD	1,05 USD	30 roubles	30,70 roubles.	$26,50
Trade volume	5 161 814 USD	2 174 633 USD	51 267 638,87 roubles	72 243 411,96 roubles	$212 531,9
Trade volume, ea	4 467 302	2 084 690	1 566 049	2 400 968	n/d
Deals quantity	160	76	3 170	1 833	n/d

The Company's shares are listed in the share-list for the following indexes calculation: Russian Trading System index, Russian Trading System-2 index, current quoting Russian Trading System index (RTST), S&P / RUX index (only ordinary shares).

The Company placed the bonded loan in Moscow Interbank Currency exchange in November 2003. The placing was made by public subscription. The total deals volume for December 31st, 2004 came up to 2.3 billion roubles (including Russian payment system – 1.9 billion roubles). Repo volume comprised 5 billion roubles. 469 deals were made (including Russian payment system – 138). Repo quantity is 225 deals. The maximum price came up to 113 % towards book value.

12.2 Company's market capitalization.

The Company's capitalization for December 31st, 2004 practically kept on the December 31st, 2003 level (132.6 mio USD) and comprised 133.7 mio USD, and the maximum value was observed in April 2004 (more than 160 mio USD). In first quarter 2005 the capitalization increased for 25 %, came up to 167 mio USD.

Pic. 12.1


OJSC FETEC market capitalization
180
160
140
120
100
80
60
40
20
0
mio USD
31.12.03
31.01.04
29.02.04
31.03.04
30.04.04
31.05.04
30.06.04
31.07.04
31.08.04
30.09.04
31.10.04
30.11.04
31.12.04
31.01.05
28.02.05
31.03.05

12.3 Trading volume

OJSC FETEC securities trading volume history analysis in Russian Trading System during 2003 and 2004 shows the double increase in 2004 the of Company's shares liquidity. The OJSC FETEC shares trading volume in 2003 comprised 8.3 mio USD, in 2004 it increased for 2.3 times, up to 18.9 mio USD.

From June till December 2004 the Moscow Interbank currency exchange deals quantity (4 567 ea) increased the Russian Trading System deals quantity for year 2004 for 20 times (236 ea), that shows the high effectiveness of the decision, made by the Company for Moscow Interbank currency exchange listing receiving. Nevertheless, the Moscow Interbank currency exchange deals are often less in volume, than the Russian Trading System ones, and it shows, that the OJSC FETEC shares are attractive for the retail investor.

13. ACCOUNTING STATEMENTS RESULTS.

13.1 Audit report

Independent audit Company OJSC FETEC accounting statement audit report.

To the OJSC FETEC shareholders

Auditor data.

Name: CJSC "Ernst and Young Vneshaudit"

Location: building 1-1A, # 20/12, Podsosensky lane, Moscow, Russia, 105062

The entry was made to the Uniform state legal bodies register of the legal body, registered before July 1st, 2002, entry date September 16th, 2002, series 77 # 008050714, registered by the State Institution Moscow registration Chamber on August 30th, 1994 # 033.468, having main state registered number 1027739199333.

The audit activity license # E 003246, established by Russian Federation resolution dated January 17th, 2003 # 9, is given for the five-year term.

The audited Company

Name: OJSC "Far –Eastern telecommunication Company" (OJSC FETEC)

Location: # 57, Svelanskaya street, Vladivostok, 690950

State registration: # 28146 / 5464 dated May 12th, 1994, made by Vladivistok Administration registration chamber.

Independent Auditors' Report

To the Shareholders and Board of Directors of OJSC Far East Telecommunications Company

We have audited the accompanying consolidated balance sheet of OJSC Far East Telecommunications Company (a Russian open joint-stock company - hereinafter "the Company"), as of December 31, 2004, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in paragraph 3, we conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 5 "Property, Plant and Equipment"', the Company has transitioned to International Financial Reporting Standards (IFRS) at January I, 2003 and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to (i) whether the carrying amounts of property, plant, and equipment as at January 1, 2003 are representative of fair value; (ii) resulting depreciation expense for the years presented and (iii) the respective deferred tax balances as of the reporting dates and deferred tax expense for the years presented.

In our opinion, except for the effects on the financial statements of such adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves as to the matter referred to in paragraph 3 above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004, and the consolidated results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Ernst & Young Vneshaudit

July 6, 2005

V. E. Yuriev

13.3 Accounting statement.

The indexes are calculated in accordance with the international financial reporting standards (IFRS), with due consideration of accounting policy changes in 2004.

OJSC "Far East Telecommunications Company"
Consolidated Balance Sheet as of December 31, 2004
(in thousand rubles)

	Note	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002 as restated
ASSETS				
Non-current assets				
Property, plant and equipment	5	10,144,826	8,259,594	7,369,264
Intangible assets	6	532,364	256,910	13,164
Investments in associates	7	26,303	346,765	129,018
Long-term investments	8	3,486	9,557	10,292
Long-term employee loans	9	25,305	13,762	1,477
Long-term advanced given	10	137,748	233,274	45,464
Total non-current assets		10,870,032	9,119,862	7,568,679
Current assets				
Inventories	11	436,563	252,391	240,001
Accounts receivable	12	632,049	471,439	317,770
Short-term investments	8	223,422	3,215	-
Other current assets	13	676,457	448,786	348,176
Cash and cash equivalents	14	129,210	140,110	99,585
Total current assets		2,097,701	1,315,941	1,005,532
TOTAL ASSETS		12,967,733	10,435,803	8,574,211
SHAREHOLDERS' EQUITY AND LIABILITIES				

Shareholders equity				
Preference shares	**16**	1,081,053	769,364	769,364
Ordinary shares	**16**	3,284,653	2,328,839	2,328,839
Fair value reserve		158,829	2,381	-
Retained earnings		2,165,392	2,737,814	2,803,450
		6,689,927	5,838,398	5,901,653
Total shareholders' equity				
Minority interest	**17**	-	91	-
Non-current liabilities				
Long-term borrowings	**18**	513,219	1,119,850	110,642
Finance lease obligations	**19**	1,064,534	607,743	106,631
Long-term taxes payable		8,327	17,600	-
Pension obligation	**22**	231,000	182,000	
Deferred revenue		100,554	99,415	93,180
Deferred income tax liability	**29**	736,842	825,837	712,394
Other non-current liabilities		18,740	18,400	41,113
		2,673,216	2,870,845	1,063,960
Total non-current liabilities				
Current liabilities				
Account payable, accrued expenses and advanced received		1,462,204	842,583	731,704
Payables to Rostelecom	**20**	82,167	76,700	109,878
Taxes payable	**34**	330,016	292,209	288,146
Dividends payable	**21**	12,047	10,940	29,071
Short-term borrowings	**32**	120,373	132,313	150,433
Current portion of long-term borrowings	**18**	1,238,521	124,320	227,649
Current portion of finance lease obligations	**18**	343,262	247,404	71,717
Provisions	**19**	16,000	-	-
	23	3,604,590	1,726,469	1523555
Total current liabilities				
Total shareholders' equity and liabilities		12,967,733	10,435,803	8,574,211

OJSC "Far East Telecommunications Company"
Consolidated Statements of Operations
for the year ended December 31, 2004

(in thousand rubles)

	Note	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002
Revenues	**24**	8,933,554	6,862,539	5,
Operating expenses				
Wages, salaries, other employee benefits and payroll taxes		(3,776,030)	(3,046,361)	(2,
Interconnection charges – domestic companies		(1,611,463)	(1,121,771)	(841,
Depreciation and amortization	**5, 6**	(915,289)	(708,475)	(651,
Materials, repairs and malignance, utilities		(871,787)	(852,120)	(702,

Taxes other than income tax		(144,943)	(100,739)	(167,
Provision for impairment of receivables	11	(121,633)	(125,720)	(61,
Loss on disposal of property, plant, and equipment		(25,163)	(34,614)	(24,
Other operating expenses, net	25	(893,719)	(656,442)	(476,
Total operating expenses		(8,360,027)	(6,646,242)	(5,
Operating profit		573,527	216,297	353,
Share of result of associates	7	232,843	217,747	46,
Interest expense, net	26	(283,338)	(106,134)	(83,
Gain/(loss) from sales of subsidiary, associates and other investments	27	584,215	(508)	-
Foreign exchange gain/ (loss), net		7,070	(10,038)	(67,
Other expenses, net		-	-	1,
Net monetary gain		-	-	70,
Profit before income tax and minority interest		1,114,317	317,364	318,
Income tax	28	(358,250)	(144,699)	(244,
Profit before minority interest		756,067	172,665	73,
Minority interest	18	–	(91)	-
Net profit		756,067	172,574	73,
Basic and diluted earnings per share (Russian Rubles)	29	5,97	1,36	0,58

OJSC "Far East Telecommunications Company"
Consolidated Statement of Cash Flow
for the year ended December 31, 2004
(in thousand rubles)

	Note	2004	2003
Cash flows from operating activities			
Profit before income tax and minority interest		1,114,317	317,364
Adjustments for:			
Depreciation and amortization	5, 6	915,289	708,475
Provision for impairment of receivables	11	121,633	125,720
Provision for legal claim		16,000	–
Loss on disposal of property, plan and equipment		25,163	34,614
Share of result of associates	7	(232,843)	(217,747)
(Gain)/loss from subsidiary, associates and other investments	27	(584,215)	508
Interest expense, net	28	283,338	106,134
Foreign exchange (loss)/gain, net		(7,070)	10,038
Other non-cash items		27,820	(11,536)
Operating cash flows before working capital changes		1,679,432	1,073,570
Increase in accounts receivable		(283,625)	(278,041)
Increase in other current assets		(227,285)	(66,681)
Increase in inventories		(184,828)	(12,390)
Increase in pension obligations		49,000	36,000
Increase in accounts payable and accrued expenses		240,561	110,245
Increase in taxes payable		37,643	23,423
Cash flows generated from operations		1,310,898	886,126
Interest paid		(176,683)	(53,059)
Income tax paid		(586,714)	(200,206)

Net cash flows from operating activities	547,501	632,861
Cash flows from investing activities:		
Purchase of property, plant and equipment	(1,233,851)	(927,523)
Purchase of intangible assets	(83,703)	(248,738)
Proceeds from sales of property plant and equipment	1,045	3,023
Proceeds from sale of subsidiary	3,275	–
Proceeds from sale of associates and other financial assets	1,156,020	–
Loans given to employees and repayment received, net	(21,891)	(9,481)
Interest received	1,721	1,077
Dividends received	10,700	645
Net cash flows used in investing activities	(166,684)	(1,180,997)
Cash flow from financing activities:		
Proceeds from promissory notes issued	148,000	200,187
Repayment of promissory notes	(234,706)	–
Proceeds from borrowings	1,040,308	1,237,868
Repayment of borrowings	(705,308)	(1,273,864)
Proceeds from debt securities issued	–	1,000,000
Repayment of finance lease obligations	(530,748)	(232,586)
Repayment of vendor financing obligations	(46,470)	(294,324)
Repayment of other non-current liabilities	(8,936)	(5,113)
Dividends paid	(53,857)	(43,507)
Net cash flow (used in)/ from financing activities	(391,717)	588,661
Net (decrease)/increase in cash and cash equivalents	(10,900)	40,525
Cash and cash equivalents at the beginning of the year	140,110	99,585
Cash and cash equivalents at the end of the year	129,210	140,110

OJSC "Far East Telecommunications Company"
Consolidated Statement of Changes of Shareholders' Equity
For the year ended December 31, 2004

(in thousand rubles)

		Share capital				
	Notes	**Preference shares**	**Ordinary shares**	**Retained earnings**	**Fair value reserved**	**Total equity**
At the December 31, 2002	**2**	769,364	2,328,839	2,612,948	–	5,711,151
Net income for the year		–	–	172,574	–	172,574
Change in fair value of financial assets, available-for-sale, net of deferred income tax		–	–	–	2,3	2,381
Dividends	30	–	–	(47,708)	–	(47,708)
At the December 31, 2003		769,364	2 328,839	2,737,814	2,3	5,838,398
Net income for the year		–	–	**756,067**	–	**756,067**
Increase in share capital	**16**	**311,689**	**955,814**	**(1,267,503)**	–	–
Change in fair value of financial assets, available-for-sale, net of deferred income tax		–	–	–	**156,4**	**156,448**
Dividends	**30**	–	–	**(60,986)**	–	**(60,986)**
At the December 31, 2004		**1,081,053**	**3,284,653**	**2,165,392**	**158,8**	**6,689,927**

13.4 Brief analysis of Company's activity financial results dynamics and explanation of the reasons, influenced the Company's activity results in year 2004

According to the accounting and statistic statement, the joint-stock Company received 1 billion 114 mio 317 thousand roubles of income before taxes and the minority share.

OJSC FETEC net income for year 2004 increased for 4.38 times and comprised 756.067 mio roubles

The main activity net income (without taking into the consideration the assets selling) increased for 66 % in comparison with 2003 and comprised 171.9 mio roubles (in 2003 – 173.1 mio roubles).

For the communication services rendered the income was accrued in the amount of 8 billion 933 mio 554 thousand roubles, it is 30.2 % more than in 2003. The income increment is 2 billion 071 mio 015 thousand roubles.

The long-distance and international communication income increasing for 8.9 % was determined by the outgoing paid traffic increasing for 12 %. In 2005 the long-distance and international communication income is preplanned in the amount of 3 917 816 thousand roubles.

Local communication income growth for 23% is connected with the subscribers' fee tariffs increasing for 16.5 % average, and with the main telephone sets quantity increasing for 115.7 thousand roubles each. For 2005 the local communication income is preplanned in the amount of 4 085 477 thousand roubles.

The main radio broadcasting sets quantity for year 2004 reduced for 53.5 thousand items, the average subscribers' fee tariffs growth comprised 18.7 %.

Connexion and traffic transmission income growth of the associated operators can be explained by the new services introducing, services rendering agreements renegotiation and rendered services tariffs increasing.

Cellular communication services income increased for 45.2 %, mainly for account of subscribers increment for 20 383 persons. In 2005 the cellular communication services income is preplanned in the amount of 407 040 thousand roubles.

For the productive process conducting in the 2004 the expenses amount (for the ordinary activities) comprised 8 billion 360 mio 027 thousand roubles that is for 25.8 % more than for the similar period of last year.

Thus, in 2004 the Company managed to change the negative tendency existing lately of expenses growth rate outrunning the income growth rate. For the first time during the last years the expenses growth comprised only 25.8 % with the income growth for 30.2 %.

Table 13.3.

Operating expenses	2003, thousand rubles	2004, thousand rubles	2004/2003, %
Total Operating Expenses	6,646,242	8,360,027	25.8
Including:			
Wages, salaries, other employee benefits and payroll taxes	3,046,361	3,776,030	24
Interconnection charges – domestic companies	1,121,771	1,611,463	43.7
Depreciation and amortization	708,475	915,289	29.2
Materials, repairs and malignance, utilities	852,120	871,787	2.3
Taxes other than income tax	100,739	144,943	43.9
Provision for impairment of receivables	125,720	121,633	-3.3
Loss on disposal of property, plant, and equipment	34,614	25,163	-27.3
Other operating expenses, net	656,442	893,719	36.1

Due to the expenses regulation program the Company managed to change the negative tendency existing lately of expenses growth rate outrunning the income growth rate. For the first time during the last years the expenses growth comprised only 25.8 % with the income growth for 30.2%. Operating expenses in 2004 were 8 360.0 mio rubles.

The main expenses growth factors in 2004 were personnel expense growth due to the need to increase salaries up to competitive level, increase in payments to Russian operators due to changes in settlements with OJSC Rostelecom and growing long distance and international traffic volume.

In 2004 the expenses on communication channel lease and traffic transmission amounted to 1 6115.5 mio rubles, it is 43.7% more than in 2003. The index growth is explained by long-distance traffic volume growth and changes in settlement procedures with OJSC Rostelecom (settlement procedures for incoming traffic were changed on August 1st 2003).

Expenses on OJSC Rostelecom services increased in 2004 by 44.9% (36.4 mio rubles) as compared to 2003 and amounted to 1 192.6 mio rubles.

Expenses on salaries and other social employee benefits (including dismissal wages and carry-over vacation reserves) increased in 2004 by 24% up to 3 776.0 mio rubles. Average salary in the Company amounted to 12 011 rubles (2003 – 9 926 rubes) in 2004. The Company average staffing number decreased in 2004 for 1.8% down to 18 627 people.

Provision for doubtful debts in 2004 was 121.6 mio rubles, it is 3.3% less than in 2003. Such dynamics is reasoned by the fact that in the forth quarter of 2004 governmental authorities reimbursed the Company with the debts in respect of privileged population category in the amount of 52 mio rubles thus decreasing outstanding receivables amount and provision for doubtful debts.

Expenses on materials, repairs and maintenance increased by 2.3% up to 871.8 mio rubles due to growing prices on the services and hardware subproducts.

The increase in taxes (except profit tax) by 43.9% up to 144.9 mio rubles is the result of tax base growth.

As a result OIBDA grew in 2004 by 61% up to 1 488.8 mio rubles. OIBDA margin amounted to 16.7% (2003 – 13.5%) Increase in expenses on the item "depreciation and amortization" by 29.2% up to 915.3 mio rubles is related to commissioning of the new objects purchased under leasing agreements. The Company operating profit in 2004 increased by 165.1% and amounted to 573.5 mio rubles.

The Company consolidated debt under credits, loans and leasing agreements amounted to 3 279.9 mio rubles as of the end of 2004, this is 47% more that the same figure of 2003. Increase in the Company borrowings is caused by extensive investment activity. It should be mentioned here that the Company management conducts tight control over borrowing program to optimize the debt burden and reduce debt service cost.

SHAREOWNERS INFORMATION

Enumerator is CJSC «Registrator - Svyaz»

Location: # 15 "A", Kalanchevskaya street, Moscow, 107078
Postal address: POB 45, # 15 "A", Kalanchevskaya street, Moscow, 107078
Telephone: (095) 933-42-21, Fax: (095) 975-50-03
e-mail: regsw@asvt.ru
License: 10-000-1-00258.
Issue date: 01.10.2002.
The mentioned enumerator has been keeping the emitter's registered securities register since: February 24th, 1997

Transfer-agents

In Vladivostok the transfer-agent is CJSC "Ediny registrator" Primorye branch
Address: # 8, Pyleev street, Vladivostok, 690003
Telephone: +7(4232) 41-45-60, (4232) 51-44-93, fax: +7(4232) 41-45-60
E-mail: unireg@fastmail.vladivostok.ru.

In Khabarovsk, Uzhno-Sakhalinsk, Blagoveschensk the transfer-agent is "North-West Financial Company Co., Ltd".
Address: # 26, First Krasnoarmeyskaya street, Saint-Petersburg, Russia, 198005.
Telephone /fax: +8(812) 316-3018.
The shareholders' reception centers are situated in the OJSC FETEC affiliates

OJSC FETEC affiliate	Telephone
Sakhalin	8(4242) 72-11-52
Amursk	8(4162) 44-32-44, 8(4162) 44-34-55
Khabarovsk	8(4212) 32-84-57

ADR depository bank

JPMorgan Chase Bank fulfills ADR depository bank functions.
Address:
Trinity Tower
9 Thomas More Street
London E1W 1YT
Telephone.: +44(0)20 7777 2000
E-mail: francois.rausch@jpmorgan.com

Company's Auditor

CJSC «Ernst and Young Vneshaudit»,

License number № E003246,

The License was given by the Russian Federation Ministry of Finance on January 17th, 2003 and is valid until January 17th, 2008

Location: building 1-1A, # 20/12, Podsosensky lane, Moscow, Russia, 105062

Telephone: (095) 705-97-00, (095) 755-97-00, fax: (095) 755-97-01

Адрес электронной почты: moscow@ru.evy.com

Company's activity results disclosure according to the RAS is conducted by the following schedule:

- I quarter – May 1-5;
- II quarter – August 1-5;
- III quarter – November 1-5;
- IV quarter – April 1-5.

According to the IFRS the accounting period results information disclosure is conducted in August.

We kindly ask the shareholders, investors and analysts to apply to the OJSC FETEC Investors Department regarding the OJSC FETEC activity matters.

Address: # 57, Svetlanskaya street, Vladivostok, Russia, 690950

Telephone: 8(4232) 208-500, ad. 1306.
E-mail: ir@dsv.ru

We kindly ask the partners, customers and mass-media representatives to apply to the OJSC FETEC public relations department Address: # 57, Svetlanskaya street, Vladivostok, Russia, 690950

Telephone: 8(4232) 208-500, ad. 1550, 1553

E-mail: pr@dsv.ru

You may sign up for the electronic news mailing from the OJSC FETEC corporate web-site main page: www.dsv.ru.

Company's activity full information is also available in the complex information disclosure system "SKRIN" on the web-site www.skrin.ru.

The material facts happened in the Company's activity information could be found on the web-site www.dsv.ru, in the Zolotoy Rog newspaper, in the Interfax and AKM news bulletin and the FFMS bulletin attachment.

OJSC FETEC shares trading information can be found on the Interbank Currency Exchange web-site www.micex.ru and RTS web-site www.rts.ru.

Company's ADR trading information can be found on the JPMorgan Chase Bank web-site www.adr.com.

In any conflict situation connected with shareholders' rights violation occurrence, the shareholder can apply to the OJSC FETEC securities and capital markets department, telephone number is: +7(4232) 22-28-64, or to the Investors' right protection Association, telephone/ fax number is: +7 (095) 787-2442 or to the FFMS regional branch in Far-East Federal district, telephone number is: (4232) 40-00-66.

Summary of the Annual report of Far-Eastern Telecommunication Company OJSC 2005

The Annual Report is made in the form of electronic presentation consisting of separate documents providing information about results of Far-Eastern Telecommunication Company OJSC's activity in 2005 and further development strategy including basic information about the Board of Directors (consists of 11 members), General Director, Auditing Committee (consists of 5 members), distribution of profits and dividend policy, major transactions and interested party transactions (50 transactions in 2005).

The Annual Report includes information about significant corporate events and main achievement.

Full text of the documents in English is enclosed herewith.

№	Type of Transaction (major transaction, interested party transaction)	Information on the Interested Party (Parties) to the Transaction;	Subject Matter of the Agreement;	Parties to the Agreement;	Agreement Price	Effective Date of the Agreement;	Duration of the Agreement (if Agreement provides for the performance of obligations in stages, specify completion date of each state)	Other Material Terms and Conditions of the Agreement
1	Transaction with a value exceeding 0.7 percent of the book value of assets	n/a	Agreement for the Provision of Security Services to the Company	FGUP Svyaz-Bezopasnost	124 949 609.2	27.01.2005	Through December 31, 2005	FGUP SVYAZ-Bezopasonost is in charge of security and entry control procedures at OJSC Daslvyaz's facilities located in the territory of the Russian Federation and being under authority of OJSC Daslvyaz' Branches
2	Interested party transaction	I.V.Zabolotny, E.V.Yurchenko, V.V.Degtyarev	Agreement for the Provision of Production Resources for Equipment Placement	OJSC Daslvyaz OJSC Rostelecom	8500 a month	25.01.2005	Through December 2005	OJSC Rostelecom provides a possibility to place IKM-30 equipment owned by Daslvyaz in LAZ POUP 15306
3	Transaction with a value exceeding 0.7 percent of the book value of assets	n/a	Bill Issue Agreement	OJSC Daslvyaz Foreign Trade Bank (Vneshtorgban) (OJSC)	168.272.328.77	04.02.2005	04.08.2006	bill interest rate – 0% per annum
4.	Transaction with a value exceeding 0.7 percent of the book	n/a	Bill Issue Agreement	OJSC Daslvyaz Foreign Trade Bank (Vneshto	120.194.520.55	04.02.2005	04.08.2006	bill interest rate – 0% per annum

	value of assets			rgbank) (OJSC)				
5.	Transaction with a value exceeding 0.7 percent of the book value of assets	n/a	Securities Purchase Agreement	OJSC Daslvyaz OJSC VympelCom	7 975 481 US dollars	15.02.2005	Until the obligations have been met by the Parties in full	OJSC Daslvyaz undertakes to sell and transfer to the ownership of OJSC VympelCom 1816 units of ordinary registered uncertificated shares of OJSC DTI with a par value of 820 rubles each, which account for 6.4483% of the total number of shares placed by OJSC Dal Telecom International
6.	Interested party transaction	Members of the Board of Directors of CJSC AKOS that are at the same time Members of the Executive Committee of OJSC Daslvyaz	Additional Agreement №1to the Agreement for Interconnection of Telecommunications Networks к	OJSC Daslvyaz CJSC AKOS	At the rates set by OJSC Daslvyaz	30.06.2005	Until December 31, 2005 with an automatic renewal for the next year	
7.	Interested party transaction	Members of the Board of Directors of CJSC AKOS that are at the same time Members of the Executive Committee of OJSC Daslvyaz	Loan Agreement	OJSC Daslvyaz CJSC AKOS	190 000 000	28.04.2005	51 months;	amount of interest on borrowed funds is calculated by the following formula: **R=CBrfr+1%) / n,** where **R** – interest rate, **CBrfr** – refinancing rate set by the Central Bank of the Russian

								Federation on the relevant interest accrual date ; **n** - number of days in the relevant year during which loan was used
8.	Interested party transaction	Members of the Board of Directors of CJSC AKOS that are at the same time Members of the Executive Committee of OJSC Daslvyaz	Agreement for the Use of the Cable Duct for Placement of Communications Cables	OJSC Daslvyaz CJSC AKOS	147 060	20.04.2005	Through December 31, 2005 with an automatic renewal for the next year	OJSC Daslvyaz provides the cable duct owned by it for placement of communication cables owned by CJSC AKOS
9.	Interested party transaction	Members of the Board of Directors of CJSC AKOS that are at the same time Members of the Executive Committee of OJSC Daslvyaz	Contract of Purchase	OJSC Daslvyaz CJSC AKOS	11 685 904	28.04.05		OJSC Daslvyaz purchases from CJSC AKOS telecommunications equipment
10	Interested party transaction	I.V.Zabolotny, E.V.Yurchenko	Non-Governmental Pension Agreement	OJSC Daslvyaz NP Telecom Soyuz	99 200 000	27.12.2005	effective in perpetuity	OJSC Daslvyaz (depositor) undertakes to pay pension contributions to the Fund in favor of the Participants that have labor relations with the Depositor, and the Fund undertakes to pay the Fund

								Participants a non-governmental pension
11	Interested party transaction	Members of the Board of Directors of CJSC AKOS that are at the same time Members of the Executive Committee of OJSC Daslvyaz	Agreement for the Lease of Digital Channels	OJSC Daslvyaz CJSC AKOS	At the rates set by OJSC Daslvyaz	04.05.2005	Through December 31, 2005 with an automatic renewal for the next year	Provision by OJSC Daslvyaz of paid services for organization, preparation, connection and provision of digital channels to CJSC AKOS
12	Interested party transaction	I.V.Zabolotny, E.V.Yurchenko, V.V.Degtyarev	Additional Agreement №1 1 to the Agreement for the Provision of Analog Communications Channels for Temporary Use	OJSC Daslvyaz OJSC Rostelecom	At the rates set by OJSC Daslvyaz	Not signed	Through December 31, 2005 with an automatic renewal for the next year	
13	Transaction with a value exceeding 0.7 percent of the book value of assets	n/a	Revolving Credit Facility Agreement	OJSC Daslvyaz JSCB Sberbank	274 000 000	Not signed	3 years	interest rate – 11% per annum;
14	Interested party transaction	Members of the Board of Directors of CJSC AKOS that are at the same time Members of the Executive Committee of OJSC Daslvyaz	Agreement for the Provision of "009" Reference and Information Services to the GSM 900/1800 Mobile Network Subscribers	OJSC Daslvyaz CJSC AKOS	5 rub (ordinary paid information) 10 (ten) rubles (complex information)	24.05.2005	Through December 31, 2005 with an automatic renewal for the next year	Amount of OJSC Daslvyaz' remuneration is determined based on the number of information references provided to CJSC AKOS' communications network subscribers in the reporting month

								multiplied by the cost of references
15	Interested party transaction	I.V.Zabolotny, E.V.Yurchenko, V.V.Degtyarev	Agreement for Affording a Possibility of Equipment Placement in the Production Room	OJSC Daslvyaz OJSC Rostelecom	7434 a month	Not signed	Through December 31, 2005 with an automatic renewal for the next year	OJSC Rostelecom is afforded a possibility, on a paid basis, to place communications equipment in the production room of OJSC Daslvyaz
16	Interested party transaction	I.V.Zabolotny	Agreement for the Transfer of Target Membership Fees	OJSC Daslvyaz NP TSIPRT	44.873.000	15.06.2005	Until the obligations have been met by the Parties in full	
17	Interested party transaction	Members of the Board of Directors of CJSC AKOS that are at the same time Members of the Executive Committee of OJSC Daslvyaz	Contract of Agency Contract	OJSC Daslvyaz CJSC AKOS		30.06.2005	Through December 31, 2005 with an automatic renewal option	Amount of OJSC Daslvyaz's remuneration: 8 (eight) percent of the cash amounts received from the sale of cellular services express payment cards
18	Interested party transaction	Members of the Board of Directors of CJSC AKOS that are at the same time Members of the Executive Committee of OJSC Daslvyaz	Additional Agreement to the Agreement for the Lease of Digital Channels	OJSC Daslvyaz CJSC AKOS	15750.00	04.05.2005	Through December 31, 2005 with an automatic renewal option	Change in the number of digital communications channels provided for temporary use to CJSC AKOS
19	Transaction	n/a	Revolving Credit	OJSC Daslvyaz	147 000 000	Not signed	1.5 years from effective date	interest rate –

	with a value exceeding 0.7 percent of the book value of assets		Facility Agreement	JSCB Sberbank				1.5% per annum;
20	Interested party transaction	A.A.Alexeev	Agreement for the Provision of Paid Services for the Organization of Workshops	OJSC Daslvyaz NP TSIPRT	300000	02.08.2005	Through December 31, 2005	Provision of services by the Non-Profit Partnership Telecommunications Development Research Center for the organization of information and consultation workshops
21	Interested party transaction	A.A.Alexeev	Additional Agreement № 170/2004-1-DS2 to Agreement № 170/2004-1 of 28.01.2004 for the Performance of Work and Provision of Services by the Bureaufax Service Administrator to the Communications Operator	OJSC Daslvyaz and CJSC Rostelegraph	120 rub. a month	Not signed	Through December 31, 2005 with an automatic renewal option	
22	Interested party transaction	n/a	Credit Facility Agreement	OJSC Daslvyaz OJSC JSCB Svyaz-Bank	200 000 000	09.08.2005	Until 09.08.2006	interest rate – 12% per annum
23	Interested party transaction	A.A.Alexeev	Additional Agreement№ 2 to Agency Contract № TD-8-04 of March 31 2004	OJSC Daslvyaz NP TSIPRT	716 596.45	22.08.2005	Until the obligations have been met by the Parties in full	offset of the funds accumulated by the Agent at the expense of the difference between the amount in rubles

								received from the Principal and the amount transferred to the Contractors against payments payable by the Principal to the Agent under Additional Agreement № 1 to Agency Contract № TD-8-04 of March 31 2004
24	Interested party transaction	A.A.Alexeev	Agency Contract	OJSC Daslvyaz NP TSIPRT	765 000 US dollars	22.08.2005	172 days	The Agent assumes the obligation on its/his own behalf and for the Principal's account to enter into the Agreement for the Provision of Services for the Performance of Work on the EPR Introduction Program Management at the companies acting on behalf, for and with the Principal
25	Interested party transaction	A.A.Alexeev	Services Agreement	OJSC Daslvyaz OJSC Svyazintech	1 160 000	02.12.2005	Through December 31, 2005 with an automatic renewal option	Services under the Agreement are paid in installments: 30% of the cost of services is paid by advance payment upon signature of the Agreement,

								30% of the cost of services is paid upon acceptance of the 1st stage services, the remaining 40% of the cost of services is paid upon acceptance of the 2nd stage services.
26	Interested party transaction	A.A.Alexeev	Share Purchase Agreement	OJSC Daslvyaz OJSC Svyazintech	4 572 560	18.08.2005	Until the obligations have been met by the Parties in full	OJSC Svyazintek undertakes to transfer to the ownership of OJSC Daslvyaz, and OJSC Daslvyaz undetakes to accept and pay for 457 256 units of ordinary registered uncertificated shares of the second issue with a par value of 10 (Ten) rubles
27	Interested party transaction	S.I.Kuznetsov V.V.Degtyarev V.A.Slizen, E.A.Chechelnitsky	Agreement for a Fixed-Term Paid Use of a Digital Channel	OJSC Daslvyaz OJSC Rostelecom	11 000, 2 520 a month	01.11.2005	Through December 31, 2005 with an annual automatic renewal option	
28	Interested party transaction	S.I.Kuznetsov V.V.Degtyarev V.A.Slizen, E.A.Chechelnitsky	Agreement for a Fixed Term Paid Use of a Place in the Cable Duct	OJSC Daslvyaz OJSC Rostelecom	32944	Not signed	Through December 31, 2005, may be renewed in perpetuity.	OJSC Daslvyaz provides the cable duct owned by it for placement of communication cables owned by OJSC Rostelecom
29	Interested	S.I.Kuznetsov	Telecommunications	OJSC Daslvyaz	Pursuant	01.11.20	Through	provision of major

	party transaction	V.V.Degtyarev V.A.Slizen, E.A.Chechelnitsky	Services Agreement	OJSC Rostelecom	to the approved rates of OJSC Daslvyaz	05	December 31, 2005 with an annual one-year automatic renewal option	telephone communications services: telephone network access, use of local telephone communications, use of long-distance and international communications
30	Interested party transaction	A.A.Alexeev	Additional Agreement № 3 to Agency Contract № TD-8-04 of March 31, 2004	OJSC Daslvyaz NP TSIPRT	2 404. 28 US dollars	26.04.2005	Until the obligations have been met by the Parties in full	
31	Interested party transaction	S.I.Kuznetsov V.V.Degtyarev V.A.Slizen, E.A.Chechelnitsky	Agreement for the Provision of Services for Ensuring the Operability of Communications Facilities	OJSC Daslvyaz OJSC Rostelecom	2950 in a lump sum, 3933 a month	Not signed	Through December 31, 2005 with an annual one-year automatic renewal option	Terms and conditions of the Agreement apply to the relations of the Parties which arose from January 01, 2005
32	Interested party transaction	S.I.Kuznetsov V.V.Degtyarev V.A.Slizen, E.A.Chechelnitsky	Agreement for the Provision of Services for Ensuring the Operability of Communications Facilities	OJSC Daslvyaz OJSC Rostelecom	2950 in a lump sum, 18075 a month	Not signed	Through December 31, 2005 with an annual one-year automatic renewal option	Terms and conditions of the Agreement apply to the relations of the Parties which arose from July 01, 2005
33	Transaction with a value exceeding 0.7 percent of the book value of assets	n/a	Contract of Guarantee	OJSC Daslvyaz JSCB Sberbank	130.000.000	16.12.2005	16.12.2010	Interest rate under the Credit Agreement is floating, depends on average monthly turnovers reflecting the crediting of cash for all

								settlement and current accounts.
34	Transaction with a value exceeding 0.7 percent of the book value of assets	n/a	Credit Agreement	OJSC Daslvyaz and OJSC Vneshtorgbank	79 000 000	16.11.2005	16.11.2008	credit facility interest is set pursuant to cl.10.8 of the Credit Agreement
35	Interested party transaction	A.A.Alexeev	Agency Contract	OJSC Daslvyaz NP TSIPRT	351 818 US dollars	23.12.2005		
36	Interested party transaction	S.I.Kuznetsov V.V.Degtyarev V.A.Slizen, E.A.Chechelnitsky	Agreement for Amending Internetworking Agreement № 1-DVF of August 1, 2003	OJSC Daslvyaz OJSC Rostelecom	At the established rates	20.12.2005	in perpetuity	
37	Interested party transaction	S.I.Kuznetsov V.V.Degtyarev V.A.Slizen, E.A.Chechelnitsky	Agency Contract	OJSC Daslvyaz OJSC Rostelecom	At the established rates	10.01.2006	10.01.2007 with a one-year automatic renewal	provision of subscriber orders processing services when providing access to long-distance and international services based on the instant access and order service system
38	Interested party transaction	S.I.Kuznetsov V.V.Degtyarev V.A.Slizen, E.A.Chechelnitsky	for Ensuring Equipment Operability	OJSC Daslvyaz OJSC Rostelecom	2950 in a lump sum, 31 270 a month	Not signed	1 year	OJSC Rostelecom provides paid services for ensuring the operability of OJSC Daslvyaz' equipment
39	Interested party transaction	Members of the Board of Directors of CJSC AKOS that are at the same time Members of the	Additional Agreement №3 to Agreement №10-2005 of May 04, 2005 for the Lease of a Digital	OJSC Daslvyaz CJSC AKOS		09.11.2005	Through December 31, 2005 with an annual one-year automatic renewal option	Change in the number of digital communications channels provided for temporary use to

		Executive Committee of OJSC Daslvyaz	Channel					CJSC AKOS
40	Interested party transaction	S.I.Kuznetsov V.V.Degtyarev V.A.Slizen ' E.A.Chechelnitsky	for Ensuring Equipment Operability	OJSC Daslvyaz OJSC Rostelecom	2950 in a lump sum, 3245 a month	Not signed	1 year	OJSC Rostelecom provides paid services for ensuring the operability of OJSC Daslvyaz' equipment
41	Interested party transaction	Subsidiary / Affiliate	Loan Agreement	OJSC Daslvyaz BIT Ltd.	20 000 000	11.11.2005	Until the obligations have been met by the Parties in full	interest rate – 14.3%
42	Transaction with a value exceeding 0.7 percent of the book value of assets	n/a	Agreements for the Provision of Security Services to the Company	OJSC Daslvyaz FGUP SVYAZ-Bezopasonost	156 068 441	28.11.2005	Through December 31, 2006	implementation of security and entry control procedures at the facilities of OJSC Daslvyaz
43	Interested party transaction	S.I.Kuznetsov V.V.Degtyarev V.A.Slizen ' E.A.Chechelnitsky	Agreement for Operational and Technical Support and Maintenance of ICN SOTUMS	OJSC Daslvyaz OJSC Rostelecom	1000 Euro annually	07.10.2005	07.10.2006	Applies to the legal relations which arose from April 21, 2005
44	Interested party transaction	A.A.Alexeev	Agreements for the Performance of Works on the Project for the Creation and Operation of the ERP Program Global Competence Center, as well as on the Project for the Set-up, Configurin	OJSC Daslvyaz and OJSC Svyazintech	4 288 828 US dollars	24.03.2006	Until the obligations have been met by the Parties in full	Applies to the legal relations which arose from January 01, 2006

			g and Servicing of the Financial and Economic Data Collection, Processing and Consolidation System and Budgeting System					
45	Interested party transaction	Subsidiary / Affiliate	Agreement № 39 for the Provision of Services for Ensuring the Operability of Communications Facilities	OJSC Daslvyaz JV Magalaskom	10443 in a lump sum, 63635 a month	20.12.2005	Through December 31, 2006	Terms and conditions of the Agreement apply to the relations of the Parties which arose from January 01, 2005
46	Interested party transaction	Subsidiary / Affiliate	Securities Purchase Agreement	OJSC Daslvyaz CJSC Integrator.ru	79 560	22.12.2005	Until the obligations have been met by the Parties in full	The Seller sells and the Buyer purchases a shareholding in JSCB Nadeznhy Bank – 1326 units at a price of 60 rub., which accounts for 0.037% of the authorized capital of JSCB Nadezhny Bank
47	Transaction with a value exceeding 0.7 percent of the book value of assets		Agreement for the Provision of a Loan	OJSC Daslvyaz OJSC Russian Development Bank , OJSC JSCB Svyaz-Bank	217.800.000	14.02.2006	14.02.2006	interest rate – 11% per annum;
48	Interested party	S.I.Kuznetsov V.V.Degty	Agreements to Agreemen	OJSC Daslvyaz OJSC		Not signed	Until 31.12.2006	Terms and conditions of the

	transaction	arev V.A.Slizen ' E.A.Chechelnitsky	t № 37 for the Provision of Services for Ensuring the Operability of Communications Facilities	Rostelecom				Agreement apply to the relations of the Parties which arose from January 01, 2005
49	Interested party transaction	n/a	Non-Governmental Pension Agreement	OJSC Daslvyaz Telecom Soyuz		27.12.2005	1 year	The Company undertakes to pay pension contributions to the Fund in favor of the Fund's participants, and the Fund undertakes to pay the Fund's participants a non-governmental pension
50	Interested party transaction	Members of the Board of Directors of CJSC AKOS that are at the same time Members of the Executive Committee of OJSC Daslvyaz	Real Estate Lease Agreement	OJSC Daslvyaz and CJSC AKOS	27 609	01.01.2006	December 1, 2006	The Lessor leases and the Lessee accepts the lease and temporary use of non-residential premises 1106.26 sqm in gross area

AUTHORIZED CAPITAL AND SECURITIES

Authorized Capital of the Company totals 2 535 006 440 rub.

Placed and Declared Shares of the Company as of December 31, 2005

Types (Classes) of Shares	Number (units)	Par Value (rub.)
Placed Shares		
Ordinary Shares	95 581 421	20
Type A Preferred Shares	31 168 901	20
Declared Shares		
Ordinary Shares	2 937 604	20
Type A Preferred Shares	2 004 374	20

Authorized Capital Structure

Distribution of the Authorized Capital as of 31.12.2005

Information on Major Shareholders

Authorized Capital Structure as of 31.12.2005.
(shareholders holding a share of over 1% in the Authorized Capital)

Shareholders	Ordinary Shares		Preferred Shares		Share in Authorized Capital, %
	Number (units)	Share of Ordinary Shares, %	Number (units)	Share of Preferred Shares, %	
Corporate Entities (including):	90 126 910	94,29	22 232 247	71,33	88,65
OJSC Svyazinvest	48 330 683	50,56	-		38,13
Subsidiaries and Associates	-		-		
Other Corporate Entities (of which):	41 796 227	43,73	22 232 247	71,33	50,52
CJSC ING Bank (EURASIA)	2 275 919	2,38	1 975 958	6,34	3,35
CJSC DDK	15 302 803	16,01	9 008 660	28,90	19,18
CJSC UBS NOMINEES	10 122 632	10,59	6 734 108	21,61	13,30
ZAO CITIBANK	9 107 694	9,53	680 000	2,18	7,72
NP NDC	2 515 418	2,63	3 007 034	9,65	4,36
Individuals , total	5 453 202	5,71	8 931 753	28,67	11,35
TOTAL:	95 581 421	100	31 168 901	100	100

Distribution of Voting Shares, (%), as of 28.04.2006.

Information on the Trading Floors where the Company's Shares and ADRs are Quoted

Tickers and Codes of OJSC Dalsvyaz' Securities

	RTS	RTS Stock Exchange	MICEX	US OTC Market	Frankfurt and Berlin Stock Exchanges
Ordinary Shares	ESPK	ESPKG	DLSV	-	-
Preferred Shares	ESPKP	ESPKPG	DLSVP	-	-
Bonds	-	-	Dalsvz1ob, RU0008167713	-	-
ADRs	-	-	-	FEEOY	D7A

Quotations of OJSC Dalsvyaz' securities for 2005 (shares, ADRs)

Quotation	RTS		MICEX		US OTC
	ESPK	ESPKP	DLSV	DLSVP	FEEOY
Par Value, rub	20	20	20	20	600
Number in Circulation, units	95 581 421	31 168 901	95 581 421	31 168 901	51 603
Max. Price per year	$ 2,50	$ 2,30	80 rub.	73	$60.9
Min. Price per year	$ 1,10	$ 1,19	29,6 rub.	30	$26,1
Last Price (30.12.05)	$ 2,50	$ 2,30	80 rub.	73	$60,9
Trading Volume	$ 5 897 035	1 692 172	174 518 907,0 rub.	280 936 026,8 rub.	12 180
Trading Volume, units	3 706 027	1 018 446	3 698 818	6 551 625	200
Number of Trades, pcs.	189	49	5 437	5 157	1

Information on the Trading of the Company's Bonds on the MICEX

Trading of Dalvsyaz' bonds in the secondary securities market resulted in the total trading volume of 3 994 379 088 rubles (incl. RPS - 1 092 806 120 rub., REPO - 2 367 924 700 rub.). A total of 697 trades were closed (incl. RPS - 114, REPO - 208).
The maximum price would reach 115.4% to the par value. The minimum price – 102.5% to the par value.

Information on the Issue (Support) and Development of the ADR Program

OJSC Dalsvyaz in association with J.P. Morgan Chase Bank are implementing a program of issuance of level 1 American depositary receipts. The Depository Bank servicing the ADR issuance is J.P. Morgan Chase Bank. One ADR serves to certify the rights to 30 ordinary shares of OJSC Dalsvyaz. Dalsvyaz' ADR ticker is - FEEOY, CUSIP - 30732Q104, SEDOL – 5157406. Any shareholder of OJSC Dalsvyaz can sell the shares held by it in the American stock market. To do it, it/he is required to transfer its/his shares to the Depository Bank which will issue ADRs for them and sell them to foreign investors. For foreign portfolio investors ADRs solve the issues of settlements, currency conversion, complex tax instructions and limitations on the purchase and holding of securities in the Russian market. In December 2005 OJSC Dalsvyaz started the procedures for ADR listing on the Frankfurt and Berlin Stock Exchanges for the purpose of:

- increasing and stabilizing share prices through diversification of the investor composition;
- increasing the liquidity and market value of shares in the domestic market;
- creating a mechanism for attracting additional capital;
- enhancing trust in Dalsvyaz in the international capital market;
- attracting portfolio investors for which legal, currency and information difficulties in selecting an investment instrument are of critical importance.

OJSC Dalsvyaz ADRs were admitted for trading on the Frankfurt and Berlin Stock Exchanges from January 27, 2006.

Ratings

International Rating Agency Fitch Ratings has assigned a credit rating to the Company since 2002. On April 26, 2005 International Rating Agency Fitch Ratings reaffirmed the senior unsecured foreign currency rating of OJSC Dalsvyaz as 'B'. The rating outlook was changed from positive to stable. At the same time, Fitch Ratings reaffirmed the short-term currency rating as 'B'. In the opinion of the International Ratings Agency, OJSC Dalsvyaz' rating was raised due to the strong positions of the Company in the Far Eastern market, accountability to its principal shareholder OJSC Svyazinvest and improving financial and economic performance.

The quality of OJSC Dalsvyaz' corporate governance has been assessed since 2002 by International Rating Agency Standard&Poor's. On September 2, 2005 in the course of a regular review OJSC Dalsvyaz' rating remained unchanged: 4+/4.8 (on a 10 point scale). The rating outlook was changed from Negative to Developing.
Components of the Corporate Governance Rating on the Russian scale (10 points):

- Ownership structure and shareholders' influence – 4
- Shareholders' rights and relations with financially interested persons –6+
- Financial transparency, disclosures and audit – 4+
- Membership and operating efficiency of the Board of Directors – 4+

TECHNICAL DEVELOPMENT

The priority lines are the construction of a data transmission network and communications infrastructure facilities, traditional telephony, new services, as well as projects for meeting the requirements of the Law "On Communications". Within traditional telephony projects construction and extension of ATEs was underway with replacement of worn out equipment failing to ensure the required list and quality of available communications services, and renovation of telephone lines, construction of outside plants.

Over the year, at the expense of new construction and renovation, 92 990 fixed-line numbers, 33 641 mobile numbers, 162 865 km of fiber-optic communications lines were introduced. Based on the 2005 operating results, the number of cellular communications subscribers totaled 65 739 (in 2004 – 32 098), number of main telephone sets totaled 1 321 144 (in 2004 – 1 246 000; accordingly, the increase was 75 144).

Key Network Development Indicators

Indicators	Unit of Measure	2004	2005	Rate of Indicator Change 2005/2004 (%)
Increase in the length of international (intrazone) telephone channels	thou CH/km	4819	849,5	17,63%
Including those formed by digital transmission systems	thou CH/km	4546,76	991,04	21,80
Increase in the number of main telephone sets, including:	pcs.	115 702	75 144	64,95%
City Telephone Network	pcs.	94 459	53 826	56,98%
Rural Telephone Network	pcs.	21 243	21 318	100,35%
Increase in outgoing trunk channels of Automatic International Telephone Exchanges, total of which :	CH	838	732	87,35%
for zone communications	CH	653	771	118,07%

Dynamics of Changes in the Installed Capacity of OJSC Dalsvyaz by Type of Telephone Exchanges

Type of Telephone Exchanges	Share of Total Installed Capacity, %		
	2003	2004	2005
Electronic ATEs	56,3	61,7	67,9
Quasi-electronic ATEs	3,64	2,8	2,3
Crossbar ATEs	44,7	30,9	26,5
Two-motion step-by-step ATEs	11,9	4,5	3,3

OWNERSHIP STRUCTURE

Currently the Company is the owner of around 1220 real estate properties (buildings, residential and non-residential structures, land plots). The gross area of the buildings, non-residential premises is over 410 thou sq meters, of which roughly 34.5 thou sq meters have been leased.
One of the critical strategic lines of the Company's business is the creation of an effectively operating Company ensuring high and stable income for its shareholders. The Company took the course of building an effective and flexible property management system.
To achieve the above goal, the Property Rights and Property Management Department is implementing the following tasks:

- legalization (state registration) of the Company's title to the real estate properties is effected;
- measures are developed and implemented for optimizing the Company's ownership structure and volume, principles and criteria are defined based on which resolutions are adopted to dispose of real estate properties;
- work is underway to reduce the Company's expenses associated with the upkeep of real estate properties and to increase the income from their use

Based on the operating results of 2005 – past period of 2006 a Register of the Company's real estate properties has been formed (1175 buildings, residential and non-residential premises), measures have been performed for state registration of the Company's title to 290 buildings / residential and non-residential premises. Until the end of 2006 it is planned to obtain state registration of the Company's title to another 133 properties.

The process of optimizing the volume and structure of the Company's ownership is based on the principle of the need for maintaining the properties intended to ensure production operations. Resolutions on disposal of real estate properties by the Company are adopted collegially on the basis of thorough analysis of long-term prospects for their use with engagement of independent experts to assess the market value of the properties.

The market value assessment of property allows the Company to significantly increase its income and ensure the transparency of property management processes. Proceeds from the sale of real estate properties by the Company over the past period of 2006 totaled around 47.5 million rubles, until the end of 2006 it is planned to sell properties for a total of roughly 50 million rubles (similar figure for 2005 – around 10 million rubles).
For the purpose of increasing the Company's income from the use of real estate properties in the 3rd quarter of 2005 Registers of available and leased properties were formed, concluded lease agreements and applicable rental rates were analyzed. Beginning with August 2005 monthly monitoring of the leased premises and lease income received by the Company is conducted.

The above activities resulted in a differentiated rent increase from October 2005. The rent increase averaged around 25%, which, coupled with an increased area of leased premises in the 1st quarter of 2006, led to a growth in the Company's income from the lease of real estate properties by 34% on the 4th quarter of 2005.

The planned income of the Company from the lease of real estate properties in 2006 will roughly total 90 million rubles[1] (similar figure for 2005 - around 60 million rubles).

[1] Amount is given net of the Company's income from the provision of premises for placement of telecommunications equipment.

BOARD OF DIRECTORS

The Board of Directors is the collegial management body of the Company performing general management of its activities. The activities of the Board of Directors and its competence are regulated by the Charter and the Regulation on the Board of Directors of OJSC Dalsvyaz which is approved by the General Shareholders' Meeting.

The Board of Directors of the Company constists of 11 members. Election of the membership of the Board of Directors took place on June 14 at the Annual Shareholders' Meeting. Kuznetsov Sergey Invanovich was elected Chairman of the Board of Directors.

Full Name	BACKGROUND	Primary Employment Head of the Analytical Department within Moscow Representation Office of NCH Advisors, Inc. (Other Positions Held)
Dudchenko Vladimir Vladimirovich	Born in 1973, higher education, national of the Russian Federation. Elected to the Board of Directors on December 24, 2002, record of service on the Board of Directors of the Company – 3 years.	2001 till present: Moscow Representation Office of NCH Advisors, Inc. , Head of the Analysis Department; 2003 till present: OJSC Uralsvyazinform, Member of the Board of Directors
Alexeev Mikhail Alexeevich	Born in 1954, higher education, national of the Russian Federation. Elected to the Board of Directors on June 14, 2005, record of service on the Board of Directors of the Company – 0.5 year.	2004 till present: Ministry of Information Technologies and Communications of the Russian Federation, Minister's Aide
Slizen' Vitaly Alexandrovich	Born in 1970, higher education, national of the Russian Federation. Elected to the Board of Directors on June 14, 2005, record of service on the Board of Directors of the Company – 0.5 year.	2004 till present: Ministry of Information Technologies and Communications of the Russian Federation, Director of the Department of State Policy on Information and Communication Technologies 2005 till present: OJSC Giprosvyaz, Member of the Board of Directors; 2005 till present: OJSC Rostelecom, Position: Member of the Board of Directors; 2005 till present: OJSC VolgaTelecom, Member of the Board of Directors 2005 till present: OJSC Dagsvyazinform, Member of the Board of Directors
Degtyaryov Valery Viktorovich	Born in 1957, higher education, national of the Russian Federation. Elected to the Board of Directors on June 14, 2005, record of service	2000 till present: OJSC Tetrasvyaz, Director General; 2001 till present: CJSC Professional Communications (ZAO Professionalnie Kommunikatsii), Member of the Board of Directors, Director General; 2004 till present: CJSC Radiotel,

	on the Board of Directors of the Company – 1.5 years.	Member of the Board of Directors; 2005 till present: OJSC Rostelecom, Member of the Board of Directors; 2005 till present: OJSC Centertelecom, Member of the Board of Directors
Chechelnitsky Evgeny Alexandrovich	Born in 1973, higher education, national of the Russian Federation. Elected to the Board of Directors on June 14, 2005, record of service on the Board of Directors of the Company – 0.5 year.	2004 till present: Federal Communications Supervision Service (Rossvyaznadzor), Dep. Head; 2005 till present: JSC Centel, Member of the Board of Directors; 2005 till present: OJSC UTC, Member of the Board of Directors; 2005 till present: OJSC Urasvyazinform, Member of the Board of Directors; 2005 till present: OJSC Gipersvyazinform, Member of the Board of Directors; 2005 till present: OJSC Rostelecom, Member of the Board of Directors
Kuznetzov Sergei Ivanovich	Born in 1953, higher education, national of the Russian Federation. Elected to the Board of Directors on June 14, 2005, record of service on the Board of Directors of the Company – 0.5 year.	2004 till present: OJSC Svyazinvest, First Deputy Director General; 2004 till present: OJSC Svyaztelecom, Member of the Executive Committee; 2005 till present: OJSC Rostelecom, Member of the Board of Directors; 2005 till present: OJSC Centertelecom, Member of the Board of Directors; 2005 till present: OJSC VolgaTelecom, Member of the Board of Directors; 2005 till present: OJSC UTC, Chairman of the Board of Directors; 2005 till present: OJSC Urasvyazinform, Chairman of the Board of Directors; 2005 till present: OJSC Sibirtelecom, Chairman of the Board of Directors; 2005 till present: OJSC Centel, Chairman of the Board of Directors;
Orlov Sergey Alexandrovich	Born in 1962, higher education, national of the Russian Federation. Elected to the Board of Directors on June 14, 2005, record of service on the Board of Directors of the Company – 0.5 year.	2001 – 2005: OJSC Svyaztelecom, Executive Director – Director of the International Cooperation Department
Kobischanov Mikhail Yurievich	Born in 1963, higher education, national of the Russian Federation. Elected to the Board of Directors on June 11, 2003, record of service on the Board of Directors of the Company – 2.5 years.	2005 till present: CJSC First National Development Corporation ('FNDC'), Advisor on Macroeconomic Issues
Jean-Louis Tauvy	Born in 1962, higher education, national of France. Elected to the Board of Directors on June 14, 2005, record of service on the	2000 till present: MULTEK (France) Financial Advisor of Western

	Board of Directors of the Company – 0.5 year.	Investment Funds
Filippova Nadezhda Valentinovna	Born in 1963, higher education, national of the Russian Federation. Elected to the Board of Directors on June 11, 2003, record of service on the Board of Directors of the Company – 2.5 years.	2003-2005: OJSC Svyazinvest, Executive Director – i Director of the Human Resource Department
Repin Igor Nikolaevich	Born in 1966, higher education, national of the Russian Federation. Elected to the Board of Directors on June 11, 2003, record of service on the Board of Directors of the Company – 2.5 years.	2003 till present: Investment Rights Protection Association, Deputy Executive Director; 2003 till present: OJSC Sibirtelecom, Member of the Board of Directors; 2002 till present: Open Joint Stock Company Ulyanovsk Aviation Industrial Complex 'Aviastar', Member of the Board of Directors;; 2002 till present: Open Joint Stock Company Vladimirenergo, Member of the Board of Directors; 2004 till present: Open Joint Stock Company Vladimir Generation Company, Member of the Board of Directors; 2004 till present: Open Joint Stock Company Penza Generation Company, Member of the Board of Directors; 2005 till present: Open Joint Stock Company Vladimirenergoremont, Member of the Board of Directors; 2005 till present: Open Joint Stock Company Penzaenergo, Member of the Board of Directors

All Members of the Board of Directors, pursuant to the requirements of Order of the Federal Financial Markets Service of 15.12.2004 #04-1245/pz-n, shall be independent directors, and besides shall:

- have no kinship with persons – members of the management bodies of the Company and bodies controlling the financial and economic activity of the Company;
- have no shares or interest in subsidiaries and associates of the Company;
- have no shares in the Authorized Capital of the Company.

Pursuant to the Regulation on the Board of Directors of the Company, the procedure for determining remuneration is established:

- Members of the Board of Directors of the Company in the period of performance of their duties shall be paid remuneration and shall be compensated for expenses associated with the performance of their functions of members of the Board of Directors;
- remuneration shall be quarterly and annual;
- quarterly remuneration to each member of the Board of Directors shall be set in the amount of 200 000 rub;
- Chairman of the Board of Directors shall be entitled to the remuneration with a factor of 1.5.

The quarterly remuneration of a member of the Board of Directors shall be reduced by 30% - in the event of his presence at less than half of the meetings of the Board of Directors held by joint attendance; by 100% - if he participated in less than half of all the meetings of the Board of Directors held.

For the quarter in which reelection of the Board of Directors was held, remuneration to a member of the Board of Directors shall be paid in proportion to the time worked in the quarter. The annual remuneration to the total membership of the Board of Directors of the Company shall be fixed as: the amount of deductions pursuant to the standards (percentage): of the Company's EBITDA based on IFRS financial statements and of the amount of the Company's net profit allocated for payment of year-end dividend in the reporting year.

The annual remuneration shall be apportioned among all members of the Board of Directors in equal shares. The annual remuneration of a member of the Board of Directors shall be reduced by 50% in the event of his participation in less than half of all meetings of the Board of Directors held during his term of office. Standard deductions (percentage) for calculation of the annual remuneration shall be determined by resolution of the General Shareholders' Meeting electing a given membership of the Board of Directors.

The annual remuneration to a member of the Board of Directors shall be paid not later than 3 months upon expiration of authority of this membership of the Board of Directors. Members of the Board of Directors sitting on a committee of the Company's Board of Directors shall be paid a bonus to their quarterly remuneration relating to the performance by them of the functions of members of such committee of the Board of Directors in the amount of 40 000 rub. (at each committee), it being understood that a member of the Board of Directors may not simultaneously be a member of more than 2 committees of the Board of Directors.

Chairman of a committee of the Board of Directors shall be entitled to this bonus with a factor of 1.25. By resolution of the General Shareholders' Meeting of 14.06.2005, the standard deductions (percentage) for calculation of the annual remuneration for the new membership of the Company's Board of Directors shall be determined as 0.429% of the Company's EBITDA based on IFRS financial statements for 2005, for the entire Board of Directors; and as 0.388% of the amount of the Company's net profit allocated for payment of year-end dividend in 2005, for the entire Board of Directors.

The Company received no information on transactions for the purchase or disposal of the Company's shares by members of the Board of Directors during the reporting year.

In 2005 there were 4 active committees under the Board of Directors of the Company. The Committees are subsidiary bodies of the Board of Directors set up for preliminary consideration of the issues assigned by the Charter to the competence of the Board of Directors.

Strategic Planning Committee	Orlov Sergey Alexandrovich – Chairman of the Committee Degtyarev Valery Victorovich – Committee Member Alexeev Anton Alexeevich – Committee Member Dudchenko Vladimir Vladimirovich – Committee Member Kobischanov Mikhail Yurievich – Committee Member
Audit Committee	Degtyarev Valery Victorovich – Chairman of the Committee Repin Igor Nikolaevich – Committee Member Jean-Louis Tauvy – Committee Member
Personnel and	Dudchenko Vladimir Vladimirovich - Chairman of the Committee Jean-Louis Tauvy – Committee Member

Remuneration Committee	[x]	[x]	Orlov Sergey Alexandrovich – Committee Member Filippova Nadezhda Valentinovna – Committee Member
Corporate Governance Committee	[x]	[x]	Repin Igor Nikolaevich – Chairman of the Committee Kobischanov Mikhail Yurievich – Committee Member Petrova Oksana Valerievna – Committee Member Skrylnikov Alexey Mikhailovich – Committee Member

AUDITING COMMITTEE

The Auditing Committee is the body controlling the financial and economic activity of the Company. Membership of the Auditing Committee is elected annually by the annual General Shareholders' Meeting. The activities of the Auditing Committee are regulated by the Charter of the Company and Regulation on the Auditing Committee, which shall be approved by the General Shareholders' Meeting. The Auditing Committee of OJSC Dalsvyaz consists of 5 members.

1. Arzhannikova Lyudmila Alexandrovna
2. Kozyreva Elena Vasilievna
3. Koroleva Olga Grigorievna
4. Novak Tatiana Nikolaevna
5. Charkovsky Vyacheslav Yurievich

The Auditing Committee has held four meetings. Two audits of the financial and economic activity of the Company were performed. The audits were performed in the following areas: adequacy of the data contained in the 2005 financial statements and the accounting procedures and procedure for presentation of 2005 financial statements.

Based on the audit results, the Auditing Committee of OJSC Dalsvyaz prepared its Report for 2005. The Auditing Committee of the Company did not find any material violations of the established accounting procedures, which might have a material effect on the adequacy of financial statements.

Information on the Amount of Remuneration to the Management Bodies and the Body Controlling the Financial and Economic Activity

	Board of Directors	Executive Committee	Auditing Committee
All Types of Remuneration, thou.rub.	20 610	6 193	3 031
Remuneration, thou.rub.	20 610	6 193	3 031
Bonuses, тыс.	0	0	0
Commissions, thou.rub.	0	0	0
Benefits and/ or expense refunds, thou.rub.	0	0	0
Other Advancements, thou.rub.	0	0	0

PROFIT DISTRIBUTION

Report on the Major Areas of Profit Distribution for 2004

	Name of Indicator	Unit of Measure	Profit Distribution for 2004 Approved by General Shareholders' Meeting on 14.06.2005	Actually Distributed
1.	Net Profit for 2004	thou rub.	1 144 189	1 144 189
2.	Major Areas of Profit Spending:			
2.1.	on dividend payment	thou rub.	227 217	227 217
	in % to profit	%	19,86	19,86
2.2.	on increasing the Authorized Capital as regards the retained earnings of reporting year	thou rub.	916 972	916 972
	in % to profit	%	80,14	80,14

Major Planned Areas of Profit Distribution for 2005

	Name of Indicator	Unit of Measure	Amount
1.	Net Profit of reporting year	thou rub.	851 979
2.	Major Areas of Profit Spending in Reporting Year:		
2.1.	on covering losses of prior years.	thou rub.	-
2.2.	on the formation of Reserve Fund	thou rub.	-
	in % to net profit	%	-
2.3.	on the formation of special Employee Equity Fund (if provided by the constituent documents)	thou rub.	-
	in % to net profit	%	-
2.4.	on dividend payment	thou rub.	169 867,6
	in % to net profit	%	19,9
2.5.	on increasing the Authorized Capital as regards the retained earnings of reporting year	thou rub.	682 111,4
	in % to net profit	%	80,1

Report on Payment of Declared (Accrued) Dividends on the Company's Shares

Date the resolution to pay dividends was adopted at the General Shareholders' Meeting – June 14, 2005;

Start Date of dividend payment set by resolution of the Meeting:

- on ordinary shares from 01.07.2005;
- on preferred shares from 01.07.2005;

Amount of dividends payable per share:

- on ordinary shares – 1.20 rub.;
- on preferred shares– 3.61 rub.;

method of dividend payment – by bank transfer, money order or in cash at the structural subdivisions of OJSC Dalsvyaz;
amount of dividends paid by the time of report preparation: - 219 387 854.98 rub.;
share of dividends paid to the total amount of dividends payable – 96.5%;

reasons for incomplete dividend payment – wrong details as well as absence of details of some dividend recipients.

Dynamics of Declared (Accrued) Dividends on the Company's Shares per Share (2005 – Forecast)

Type of Security	2002 Amount (rub.)	2003 Amount (rub.)	2004 Amount (rub.)	2005 Amount (rub.)
Ordinary Shares	0,31	0,40	1,20	0,90
Type A Preferred Shares	0,58	0,73	3,61	2,69

LEGAL ACTIVITY

A necessary element of the operation of any business entity is its compliance with existing legislative requirements. The legal support function is implemented at the Company by the Legal Department jointly with the Legal Departments of the regional Branches.

Last year the Company's Legal Department had to face a number of quite important issues. The first of them without doubt was related to the changes that had occurred in the industry legislation. A whole range of bylaws were adopted and took effect, that govern, in particular, the issues of communications operator interaction, Rules for the Provision of Local, Intrazone, Long-Distance and International Telephone Communications Services, Rules for the Provision of Data Transmission Services. Specialists of the Company's Legal Department directly participated in the development and approval of the terms of interconnection of telecommunications networks, principal provisions of agreements with communications services users, in the development of the principles of interaction of long-distance and international telephone operators within the ongoing liberalization of the communications services market.

It should be noted that the work on bringing the activities of the Company into line with the new legislative requirements was performed within a stringent timeframe, in the absence of a methodological groundwork developed by the Regulator. In view of this, the end result, of course, cannot be recognized as ideal but individual drawbacks of the work performed, which can be identified directly in the course of the Company's business activities, will be fairly easy to eliminate without detriment to the Company. Considering this, Management of the Company gave a positive assessment of the work of the Legal Department on this issue.

The second significant issue concerning the activity of the Legal Department in the reporting year was actions on improvement of the financial position of the Company. For a long time OJSC Dalsvyaz shouldered a substantial part of the obligations for social support of individual population groups (the so-called payment benefits for communication services). Then again, the State, in its turn, would not meet in full its obligation to compensate the Company for the expenses incurred as a result of such activities.

Thus, the Legal Department, in cooperation with other structural subdivisions of the Company, worked really hard to have the accumulated debt of the State to the Company repaid. The results of said work led to an improvement of the financial and economic status of the Company and changed quite significantly the structure of the Company's receivables.
As is known, no business activity is possible without the occurrence of these or those disputes regarding the interests of business entities.

For this reason, the third important area of work of the Legal Department was the actions on preventing any third party infringement of the Company's interests. And within this issue, it is to be noted that the work performed in the reporting period contributed not only to a reduction in the overall number of disputes relating to the Company's operation, but also to a change in their structure. The most acute situation in this area exists in the sphere of interaction with communications operators; however, it is due, first of all, not to the Company's actions but to a certain vacuum in which the operators' community found itself in connection with the adoption of new normative acts. The greater part of the disputes with communications operators existing at the moment will be resolved immediately upon declaration of their position by the Regulators of the telecommunications market.

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The Executive Committee is the collegial executive body of the Company performing management of its day-to-day activities. OJSC Dalsvyaz' Executive Committee consists of 8 persons.
The activities of the Executive Committee and its competence are regulated by the Charter and the Regulation on the Executive Committee approved by the General Shareholders' Meeting. The membership of the Executive Committee approved by the Board of Directors consists of 8 members.
All Members of the Executive Committee shall:

- have no kinship with persons – members of the management bodies of the Company and bodies controlling the financial and economic activity of the Company;
- have no shares in subsidiaries or associates of the Company;

Executive Committee of the Company

Full Name	Introduced into Executive Committee	BACKGROUND	Primary Employment (Other Positions Held)
Alexeev Anton Alexeevich	01.02.2005	Born:1968, Higher Education: Saint-Petersburg Academy of Instrument Making, Saint-Petersburg International Institute of Management (MBA Degree)	2005 till present: OJSC Dalsvyaz, Director General; 2005 till present: Organization: Non-Profit Partnership Telecommunications Development Research Center, Member of the Partnership Board 06.2005 – 16.01.2006: Information Communication Technologies (OJSC Svyazintech), Member of the Board of Directors
Ganeeva Alla Albertovna	05.07.2005	Born: 1951, Higher Education: Moscow Electrotechnical Institute of Communications	2000 till present: OJSC Svyaztelecom , Operations Section Head of the Telecommunications Department
Dobrovolsky Vitaly Ivanovich	05.07.2005	Born: 1948, Higher Education: Far Eastern Neveslky Higher Maritime Engineering School	12.2004 till present: OJSC Dalsvyaz, Deputy Director General – Director for Security and Secrecy
Kolpakov Anton Yurievich	06.10.2005	Born:1971, Higher Education: Saint-Petersburg Academy of Instrument Making, Institute of Industrial Property and Innovations (Saint-Petersburg branch), Saint-Petersburg International Institute of Management	2005 till present: OJSC Dalsvyaz, Deputy Director General – Director for Business Development 2005 till present: CJSC Akos, Member of the Executive Committee
			2002 till present: OJSC Dalsvyaz, Deputy Director

Maksimenka Nikolai Anatol'evich	15.02.2006	Born: 1963, Higher Education: Far Eastern Technical University, Moscow International University, MBA	General – Director of Primorye Branch 2005 till present: CJSC Akos, Member of the Board of Directors; 2005 till present: CJSC TeleRossVladivostok, Member of the Board of Directors Interest in the Company's Authorized Capital: 0.013%. Share of Ordinary Shares: 0.014 %
Stepanov Eugeny Borisovich	16.07.2005	Born: 1978, Higher Education: Saint-Petersburg State University	2005 till present: OJSC Dalsvyaz, Deputy Director General – HR Director 2005 till present: CJSC Sakhalinugoltelecom, Member of the Board of Directors
Utina Natalia Petrovna	05.07.2005	Born: 1961, Higher Education: Kuibyshev Moscow Institute of Civil Engineering	2003 till present: OJSC Svyaztelecom, Head of Investment Projects Economy Section of the Economic Planning and Budgeting Department
Frolov Sergey Nikolaevich	15.02.2006	Born: 1975, Higher Education: Siberian State Academy of Telecommunications and Informatics	2005 till present: OJSC Dalsvyaz, Deputy Director General – Director for Economy and Finance

Removed from the Executive Committee in the Reporting Period

Full Name	Removed fromExecutive Committee	BACKGROUND	Primary Employment (Other Positions Held)
Bobkov Vyacheslav Alexeevich	16.07.2005	Born: 1950, Higher Education: Novosibirsk Electrotechnical Institute of Communications	12.2004 - 01.03.2006: OJSC Dalsvyaz, Chief of Administration 2003 till present: CJSC TeleRossVladivostok, Member of the Board of Directors Interest in the Company's Authorized Capital: 0.007%. Share of Ordinary Shares:0.002% 12. 2004 - 30.12.2005: OJSC Dalsvyaz, Deputy Director General –

Voloshin Konstantin Gennadievich	15.02.2006	Born:1974, Higher Education: Maryland State University (USA), Far Eastern State University	Director for Economics and Finance 06.2005 till present: CJSC Akos, Member of the Board of Directors, Chairman of the Executive Committee
Zheludkov Alexander Vladimirovich	16.07.2005	Born:1958, Higher Education: Vladivostok Maritime College of the Ministry of Navy, Far Eastern State University	12. 2004 – 31.08.2005: OJSC Dalsvyaz, Deputy Director General – Corporate Governance Director; Interest in the Company's Authorized Capital: 0.000008 %. Share of Ordinary Shares:0.00006 %
Zabolotny Igor Victorovich	03.02.2005	Born in 1967, Higher Education: Moscow Technical University of Communications and Informatics; All-Russian Institute of Industrial Property and Innovations	2002 - 24.12.2004: OJSC Dalsvyaz, Director General
Ilchenko Vladislav Leonidovich	06.10.2005	Born in 1972, Higher Education: Far Eastern State University	12. 2004 - 26.08.2005 : OJSC Dalsvyaz, Deputy Director General –Director for Business Development
Kartashov Andrey Dmitrievich	15.02.2006	Born in 1974, Higher Education: Far Eastern State University	2002 - 06.02.2006: OJSC Dalsvyaz, Chief Accountant 06.2005 till present: CJSC Akos, Member of the Board of Directors
Mamontov Oleg Valentinovich	15.02.2006	Born:1963, Higher Education: Tashkent Electrotechnical Institute of Communications, Primorye Institute of Retraining and Continuing Education for State Service Personnel	11.2004 - 30.12.2005: OJSC Dalsvyaz, Deputy Director General – Technical Director 06.2005 till present: CJSC Akos, Member of the Board of Directors; 2005 till present: CJSC TeleRossVladivostok, Member of the Board of Directors; 2005 till present: CJSC Sakhalinugoltelecom, Member of the Board of Directors 2003 till present: CJSC Rostelegraph, Member of the Board of Directors

Pursuant to the Regulation on the Executive Committee of the Company, the following procedure for determining the remuneration of Executive Committee Members is established:

- Members of the Executive Committee of the Company in the period of performance of their duties shall be paid remuneration and shall be compensated for expenses associated with the performance of their functions of members of the Executive Committee;
- The remuneration amount and procedure for its determination as well as its distribution among Members of the Executive Committee shall be determined by resolution of the Board of Directors of the Company.

Pursuant to the Regulation on Remuneration of Members of the Executive Committee approved by the Board of Directors of the Company, the following procedure for determining the remuneration of Members of the Executive Committee is established:

- Remuneration to Members of the Executive Committee of the Company shall be paid at each quarter end;
- The total amount of quarterly remuneration for work on the Executive Committee shall be determined by resolution of the Board of Directors of the Company and may not exceed 150 000 a quarter for each Member of the Executive Committee (maximum amount of quarterly remuneration).

The indicators used in remuneration calculation shall be:

- Compliance with the key budget economic indicators of the Company;
- Implementation of resolutions of the General Shareholders' Meetings and Board of Directors of the Company;
- Quality of materials prepared for meetings of the Board of Directors.

The issue of determining the amount of quarterly remuneration to the total membership of the Executive Committee based on the results of a specific quarter shall be submitted for consideration of the Board of Directors upon consideration of the following issues:

- of compliance with the key budget economic indicators of the Company based on quarterly results;
- of progress in implementation of the previously adopted resolutions of the General Shareholders' Meetings and Board of Directors, subject to implementation in the past quarter;
- of determining the amount of quarterly remuneration to the total membership of the Executive Committee, which shall be mandatorily considered by the Personnel and Remuneration Committee of OJSC Dalsvyaz' Board of Directors;

the structure and composition of the materials to be submitted for consideration of the Board of Directors to resolve the issue of determining the amount of quarterly remuneration to the total membership of the Executive Committee, which shall be determined by the Board of Directors on the proposal of the Personnel and Remuneration Committee.

Criteria Used in Adjustment of Remuneration Amount:

- The Board of Directors may adopt a resolution to reduce the total amount of quarterly remuneration to the total membership of the Executive Committee. The total amount of reduction may not exceed 60% of the maximum amount of quarterly remuneration to members of the Executive Committee of the Company.
- When assessing the compliance with the key budget economic indicators of the Company for the past quarter, the Board of Directors shall consider the past quarter budget performance report of the Company. In the event of failure to comply with the planned budget indicators of

the Company, the Board of Directors may adopt a resolution to reduce the total amount of remuneration to members of the Executive Committee by up to 50% of the maximum amount of quarterly remuneration.

- When assessing the implementation of resolutions of the General Shareholders' Meetings and Board of Directors of the Company, the Board of Directors shall consider a progress report on the implementation of the previously adopted resolutions. In the event of improper or untimely implementation of the resolutions previously adopted by the General Shareholders' Meeting and Board of Directors, the Executive Committee shall submit a reasoned explanation of the reasons therefor. Based on the results of assessment by the Board of Directors of the results of implementation by the Executive Committee of the resolutions of the General Shareholders' Meetings and Board of Directors, a resolution may be adopted to reduce the amount of remuneration to members of the Executive Committee by up to 50% of the maximum amount of quarterly remuneration.

Apportionment of Remuneration Amount among Members of the Executive Committee:

- The amount of quarterly remuneration to the total membership of the Executive Committee determined by resolution of the Board of Directors shall be apportioned among the Executive Committee Members in equal shares
- In the event of election of a new membership of the Company's Executive Committee in the current quarter, the maximum amount of quarter remuneration shall be determined in proportion to the time worked in this quarter by each membership of the Executive Committee.

- The Board of Directors may adopt a resolution to reduce the total amount of quarterly remuneration to each membership of the Executive Committee that were in office during the quarter pursuant to this Regulation.
- In May 2005 Executive Committee Members Mamontov O.V. and Bobkov V.A. effected the sale of the shares held by them. The notification thereof was disclosed as a material fact in accordance with existing legislation.

HR DEVELOPMENT

Labor and Wages

OJSC Dalsvyaz employs a time- and incentive-based wage system. An employee's wages depend on the time actually worked, his/her tariff rate (salary) plus a premium. Management of the Company throughout the year consistently took measures aimed at improving the wage forms, increasing wages and social security. This led to ensuring a 22.4% increase in the employee's average monthly wages at the Company as a whole. The total wage fund of OJSC Dalsvyaz grew by 16.6% to reach 3 130 240.60 thou rub. The wage fund growth was due primarily to the following factors:

- Increase in the amount of the minimum tariff rate of the 1st category employees
- Phased-in introduction of the Unified Tariff System for calculation of wages of OJSC Dalsvyaz' employees at all regional Branches.

The wage fund growth rate at the regional Branches varies from 14.2% to 28.3%. A significant increase in the wage fund at the Magadan and Kamchatka Branches is accounted for by a transition to the Unified Tariff System with higher tariff multpliers than those applicable before.

In 2005 the share of personnel costs was down by 1.7% to stand at 47.6%. With a cost increase of 13.5%, wage costs were up by 14.6, and the share of the wage fund in the cost remained unchanged at 37.5%. Generally at the Company there is overall positive dynamics in the key indicators of personnel performance efficiency:

- Revenues per payroll employee totaled 605.4 thou rub., posting a 23.0% increase
- Return on personnel costs was 2.51 thou rub. (a 7.3% increase on 2004), i.e. each ruble of personnel costs brings 2.51 rub. of revenues.
- Average personnel costs per employee totaled 236.31 thou rub, posting a 15.1% increase
- Sales profit per payroll employee was 98.69 thou rub., showing a 50.8% increase
- Number of lines per payroll employee was 76.83 pcs, posting a 15.2% increase

Thus the dynamics of the above indicators attests to effective management of personnel costs.

Improvement of the Management Structure

During the year the following activities were carried out:

- Primorye Branch – unification from July 1, 2005 of the Spassk and Arsenievo interregional telecommunications centers of the Primorye Branch into a single structural subdivision: 'Spassk Centralized Telecommunications Center'
- Primorye Branch – establishment from July 1, 2005 of a structural subdivision: 'New Technology Center'
- Sakhalin Branch - establishment from July 1, 2005 of a structural subdivision: 'New Technology Center'
- From December 31, 2005 the following structural subdivisions of the Kamchatka Branch were wound up:
- Petropavlovsk-Kamchatsky Telephone and Telegraph Exchange
- Petropavlovsk-Kamchatsky City Telephone Network
- Elizovî Interregional Telecommunications Center

On their basis, from January 1, 2006 a new structural subdivision was established: 'Centralized City Telecommunications Center of the Kamchatka Branch'.

In 2005 the time standards were developed and introduced which are used to determine the number of telegraph and communications operators on payroll, on the basis of which a headcount optimization program for these categories of employees was approved. As a result of this program's implementation, the number of telegraph and communications operators fell by 133 persons during the year.

As a result of the implementation of headcount optimization measures, the average number of personnel on payroll at the Company shows a downward trend. The release of personnel was mostly due to improvement in technologies and organizational structure, optimization of business processes, centralization of services and liquidation of unprofitable inefficient jobs.

HR Management

In the reporting year positive dynamics in terms of the educational level of employees was observed. It is due to the fact that during the headcount optimization, persons with higher education had the preemptive right to keep their jobs.
Within personnel search and selection a significant emphasis was laid also on the appropriate level of professional training. The number of employees with a Candidate of Science degree *[Russian rough analog of a PhD degree. Trans. note]* is 10 persons.

The number of executives with higher education increased. In the reporting year such employees accounted for 62.9% of the total number of executives (in 2004 – for 59.1%). An increase in the level of education resulted in better quality holders of those positions for which higher or secondary professional education is required.

During 2005 OJSC Dalsvyaz' employees studied at higher and specialized secondary educational institutions, under international programs, for the purpose of receiving higher or vocational education (studies under short-term programs at external education providers, training on the basis of the General Directorate of OJSC Dalsvyaz, education abroad, technical education).

In 2005 8191 Company employees were involved in at least one of the above types of education, which accounts for 47% of the average number of employees on payroll at OJSC Dalsvyaz.

OUR GOALS

Mission of Dalsvyaz – "Provision of a Comprehensive Variety of Telecommunications Solutions at the Customer's Option".

Our Goals:

Business

- Revenue growth
- Revenue stability (robustness)
- Increase in return on revenue

Equipment

- Efficient use of the last mile
- Upgrade of existing networks
- Reduction of operating costs

Finance

- Increase in operating profitability
- High-yield investments
- Increase in net positive cash flow

In 2005 Dalsvyaz started the implementation of a three-year operating efficiency enhancement program. The Company focused its efforts on the three major areas – cost reduction, headcount optimization, business diversification.
Dalsvyaz management reviewed its investment priorities – the capital investment program was optimized, fixed assets were allocated to high-yield projects with a payback period of two to five years. The construction of a multi-service data transmission network was launched, which will unite five regions of the Far East and allow the Company not only to substantially reduce its expenses on network leasing from alternative operators but also to enter the market of wholesale communications services.
Another important area of investment activity came to be investment in the reduction of operating costs – the Company embarked on the construction of a satellite communications network which will enable it to significantly reduce expenses on the maintenance of overland communications in the hard-to-access territories of the North and to provide customers quality communications with a package of additional services.

Within projects for the development of traditional telephone services for the purpose of expanding the list of available services, ATEs were constructed and upgraded. Owing to it, at the expense of new construction and renovation 92 990 fixed line numbers, 33 641 mobile numbers and 162 865km of fiber-optic communications lines were introduced over the year.

The aggressive behavior of Dalsvyaz in the new services market has enabled the Company to increase its share of high-yield unregulated services in the revenue structure from 9.3% to 10.7%, which has a positive effect on revenue stability (robustness). The main growth driver came to be Internet access and data transmission services – the Company goes by the unwritten slogan: "Internetization of the Far East".

In the reporting period the dedicated DSL internet access service was actively developing in all regions – at year-end Dalsvyaz' DSL service was used by 26 419 customers thus showing a 4.2 increase on 2004.

Dalsvyaz' market share for the DLS service was around 86% in the Primorye Region, 85% - in the Kamchatka and Magadan Regions, 78% - in the Amur Region, 75% - in the Sakhalin and 51% - in the Khabarovsk Regions.

The market share for dial-up Internet access at year-end grew up to 73% in the Primorye and Khabarovsk Regions, 88% - in the Magadan Region, 60% and 53% - in the Sakhalin and Kamchatka Regions, respectively, 23% - in the Amur Region.

From 2005 Dalsvyaz entered the IP VPN services market – provision of all functional capabilities and advantages of a dedicated private network with minimal costs. Over 2005 372 points were connected. The year-end ncome totaled 9 520 thou. rub.

Significant events of 2005 were the purchase of two cellular assets – companies BIT (licensed to provide GSM-900 cellular services in the territory of the Sakhalin Region and Chukotka Autonomous Region) and AKOS (licensed to provide GSM-1800 and DAMPS cellular services in the territory of the Primorye Region). Thus Dalsvyaz as a cellular operator is represented in four regions of the Far East – Magadan, Kamchatka, Sakhalin and Primorye Regions.

Notwithstanding the demonopolization of the cellular communications markets in the Magadan and Kamchatka Regions entry into the market of federal cellular operators, the customer base increased twofold to reach 65 739 subscribers. The income from cellular communications services in the revenue structure of the Company fell a touch from 3.77 to 2.96%, which points to the efficiency of the Company's operation in the cellular communications market.

Dalsvyaz reviewed its organizational structure and brought it into line with business processes – the headcount optimization campaign was started. Management of the Company took measures to reinforce the commercial blocks – Sales Department, Customer Department, Communications Operator Departments, etc. were set up.

Management of the Company paid much attention to increasing the investment appeal of Dalsvyaz. Meetings with investment banks – "Days of Dalsvyaz in Moscow" were organized within the program for increasing the Company's capitalization, where Management gave a detailed account of its plans and operating results.

Relations with the ING Bank, which provides communication with the Company's ADR holders, were established. As a result, over the last two years more than 60% of foreign shareholders have participated in the Annual Shareholders Meetings, which is an order more than at other inter-regional companies.

In 2006 for business diversification purposes, Dalsvyaz will continue its aggressive assault on the Internet and data transmission service markets: in the Internet market it is planned to aggressively promote the broadband access service (primarily, ADSL access), in the interactive digital TV market – it is intended to provide services via broadband access networks.

In 2006-2007 it is planned to start the construction of intelligent communications networks (ICN) at all regional branches. For the purpose of increasing the ICN commercial efficiency, it is intended to create a single content center providing intelligent services throughout the territory of the Far-Eastern Federal District.

In 2006 the percentage of payphones accepting the single payphone card will be brought to 100%. It is in the plans to continue the construction of nine intrazone fiber-optic communications lines. The length of the intralzone segments in question will total 1 766km.

Physical Indicators for 2006		OJSC Dalsvyaz 2006 (forecast)	2005	Increase, %
Main Telephone Sets	Number of new MTS installations, pcs.	70 375	109 715	(36%)
(MTS)	Total number of MTS, units	1 360 821	1 314 373	3%
DSL	Total number of DSL installations, port	46 701	20 419	129%
	Total number of DSL users, port	74 808	26 419	183%
Cellular Communications	Number of cellular subscribers, persons	112 453	65 739	71%
Long-distance / International / Intrazone	Long-distance traffic, thou. min.	224 202	245 726	(9%)
	International traffic, thou. min.	32 336	36 181	(10,6%)
	Intrazone traffic, thou. min.	465 475	423 809	9,8%

MTS – the total number of MTS subscribers will grow as compared to 2005, but the growth rate will be insignificant due to the fact that the Company-average percentage of penetration of fixed line services exceeds 28% and also as a result of competition on the part of mobile operators.

DSL – in 2006 the Company is betting on active development of new communications services. The highest percentage of customer base growth will be observed for the DSL service. It is planned to actively develop such services as IP TV, VoD, IP VPN in the Primorye and Khabarovsk Regions.

Cellular Communications - in 2006 a significant growth in the cellular customer base is expected (71% increase).

Intrazone Communications – the intrazone traffic volume will grow at the expense of the increasing number of local communications subscribers.

	Development Strategy	2006 Goals
Dial-up Access	Formation of the customer base of 'low budget" subscribers for their further transfer to DSL; customer base growth; maintenance of market share of at least 70%	Income Volume – 123% Traffic Volume – 104% Market Share – at least 70%. Distribution of Consumed Traffic: business sector – 10%, public – 90%.
Broadband Access	Popularization of the "Dalsvyaz DSL" service, entry into the mass market; maintenance of market share of at least 80%; increase in brand recognition, introduction of a uniform tariff policy at all regional branches (cost of connection is uniform, cost of traffic – varies); introduction and	Income Volume – 206% Number of New DSL Connections – 97% Market Share – at least 80%. Distribution of Consumed Traffic:

	development of additional DSL-based services;	business sector – 10%, public – 90%.
Interactive Entertainment Services	Introduction of a new product into the market, entry into a new market segment (entertainment services), formation of stable demand for broadband entertainment services	Income Volume – 35 245 thou. rub. Number of New Connections – 7 730 subscribers; Market Share –20% (in relation to cable TV operators).
IP VPN	Introduction and development of the IP VPN service at all branches; expansion of the range of target audiences	Income Volume – 277% Number of New Connection Points– 434% Market Share – at least 75%
Cellular Communications	Maintenance of existing market share and ARPU level, expansion of service area and list of available services, formation of tariff plans clearly targeting relevant market segments	Income Volume – 26% Number of New Subscribers – 65% growth: in the Kamchatka Region – 47% and in the Magadan Region – 91%. Market Share: at least 12% in the Kamchatka Region and 40% in the Magadan Region ARPU – at least 300 rubles
MTS	Maintenance of income volumes against the backdrop of decreasing subscriber growth rates; earning of additional income from the provision of intelligent services	Income Volume – 106% Number of New Installations – 64%; Market Share – at least 80%
Intrazone Communications	Maintenance of income volumes against the backdrop of decreasing tariffs; Introduction of an efficient system of interaction with long-distance communications operators; In 2006 IP-telephony will not be positioned as a separate service. It is a technology for provding long-distance/international communications services	Income Volume – 46%
Payphones	No active development of this service is planned for 2006. Payphone installations must be target-based, i.e. exactly in such places where required.	Income Volume – 98%
Services for	Transition to new principles of inter-operator relations; provision of call termination services (to mobile and fixed line operators) on the basis of a	

Interconnected Operators	uniform tariff policy; Provision of call initiation services (to telematic operators); formation of mutually beneficial partner relations.	Income Volume – 107% growth

OUR ACHIEVEMENTS

Dear Friends!

The “Our Achievements” section provides information on almost all lines of Dalsvyaz’ business. We tried to present the results in a concise but informative manner to make it convenient for You to familiarize Yourselves with this report.

Each subsection is presented by the functional Head of a line of business who speaks of the most significant results and events for the reporting period.

This year Dalsvyaz Company for the first time presents in the Annual Report the results for such lines of business as “Internal Control System”, “Economic and Information Security”, “Legal Activity” and “Ownership Structure”.

Hopefully this information will be useful to You and give You an idea of what successes we have achieved and what the Company will be working on in the near term.

REPORT OF THE BOARD OF DIRECTORS

The corporate governance policy of the Company is aimed at achieving the following key goals:

- strict observance of the legitimate rights and interests of the Company's shareholders;
- effective functioning of the Company's management bodies on the basis of a division of powers and a balance of interests of the persons interested in the Company's development (customers, minority and majority shareholders, the State, creditors, employees and other persons);
- creation and support of the functioning of a control system of the subsidiaries and associates' operation promoting their effective development;
- gaining of control over non-core companies and disposal of non-core and uncontrolled assets;
- OJSC Dalsvyaz' corporate governance is built on the basis of a balance of interests of the persons interested in the Company's development.

Strategic management of the Company is implemented by the Board of Directors composed of representatives of the State, minority and majority shareholders - the major groups interested in the Company's development. Under the Board of Directors four committees were set up (Personnel and Remuneration Committee, Strategic Planning Committee, Audit Committee, Corporate Governance Committee) for preliminary consideration of all issues within the competence of the Board of Directors. The Committees discuss any initiatives on the Company's development, develop recommendations for Members of the Board of Directors on the adoption of these or those resolutions. Among Committee members are experts on this or other line of business from the Board of Directors as well as outside experts.

Day-to-day management of the Company is performed by the executive bodies - the Executive Committee and Director General appointed by the Board of Directors and accountable to it. Remuneration to the Executive Committee and Director General is determined by the Board of Directors on the basis of the operating results of the Company.

Development and management of subsidiaries and associates is one of the most important areas of the Company's activity. Successful development of subsidiaries enables the Company to improve the operating results of the entire group of companies, since the reporting of subsidiaries is consolidated with the results of OJSC Dalsvyaz in the IFRS statements.

OJSC Dalsvyaz continued to implement its strategy in the area of management of financial investments in other organizations aimed at gaining strategic control at non-core organizations and disposing of non-core and uncontrolled assets. In 2005 the Company gained control over six core companies and sold its interest in five non-core organizations. All acquisitions of 2005 were aimed at strengthening the Company's competitive positions in the telecommunications market of the Far East.

The Most Important Issues

The Board of Directors views the operating results of the Company in 2005 as satisfactory. Management of the Company managed to have the growth rate exceed the expense rate and to meet all the targets embedded in the budget approved by the Board of Directors. In 2005 27 meetings of the Board of Directors were held. The most important issues considered at the meetings:

- Appointment of Director General
- Consideration of shareholders' agenda proposals for the Annual Shareholders' Meeting and formation of the agenda for the Shareholders' Meeting
- Approval of the 2005 budget
- Formation of the Executive Committee and determination of the term of its authority
- Approval of the Operating Efficiency Enhancement Program of OJSC Dalsvyaz for the period of 2006-2008

- Approval of the Regulation "On the Procedure for Using Information on the Activities of OJSC Dalsvyaz, on its Securities and Transactions therewith which is not Public, the Illegal Use or Disclosure of which May Have a Material Effect on the Market Value of the Company's Securities"
- Approval of the main directions for increasing the Company's competitiveness in the telecommunications market until 2010
- On the progress in implementation and adjustment of the marketing strategy
- On the implementation of measures for increasing the market capitalization of the Company
- On the Company's development forecast for 2006-2008
- Approval of the 2006 budget

Major Transactions

During 2005 61 transactions were approved at the meetings of the Board of Directors. Among which 10 were of the amount in the range between 0.7 to 25% of the book value of the Company's assets.

- Agreement with FGUP SVYAZ-Bezopasnost for the Provision of Security Services in 2005 for the amount of 949 609.2 rub and in 2006 – for the amount of 156 068 441 rubles
- Agreements for the issuance of bills of OJSC Foreign Trade Bank (Vneshtorgbank) for the amount of 168.272.328.77 rubles and for the amount of 120.194.520.55 rubles
- Agreement for the Purchase of Shares of OJSC Dal Telecom International for the amount of 7 975 481 US dollars
- Revolving Credit Facility Agreements with Joint Stock Commercial Savings Bank of the Russian Federation (OJSC) for the amounts of 274 mln and 147 mln rubles.
- Contract of Guarantee with Joint Stock Commercial Savings Bank, non-revolving credit facility limit – 130 mln rubles
- Credit Agreement with OJSC Vneshtorgbank, available credit facility – 79 mln rubles
- Agreement for the Provision of a Loan as part of syndicated lending between OJSC Dalsvyaz and OJSC Russian Development Bank for the amount of 217.8 mln rubles

During the year 50 interested party transactions were approved, among which:

- Loan Agreement with CJSC Akos for the amount of 190 mln rubles
- Non-Governmental Pension Agreement with Non-Governmental Pension Fund Telecom-Soyuz for the amount of 99.2 mln rubles
- Agreement for the Lease of Digital Channels with CJSC Akos
- Agreement for the Transfer of Membership Fees with Non-Profit Partnership Telecommunications Development Research Center for the amount of 44.873 mln rubles
- Agreement for the Provision of Paid Services for the Organization of Workshops with Non-Profit Partnership Telecommunications Development Research Center for the amount of 300 thou rubles
- Credit Facility Agreement with OJSC JSCB Svyaz-Bank, overdraft limit – 200 mln rub.
- Agreements with OJSC Rostelecom for the provision of services for ensuring the operability of communications facilities, for operational and technical support and maintenance of ICN SOTUMS (Intelligent Communications Network) (Long-Distance Communications Operational and Technical Management System), for the provision of communications services, for the provision of digital channels for temporary use, for paid use of a place in the cable duct.
- Loan Agreement and Pledge Agreement with OJSC Svyazintech for the amount of 4.3. mln rubles
- Agreement with JV Magalascom LLC for the provision of services for ensuring the operability of JV Magalascom LLC's communications facilities
- Securities Purchase Agreement with CJSC Integrator.ru for the amount of 79 560 rubles

In 2005 the Board of Directors adopted a resolution to terminate the Company's participation in the following companies:

- OJSC Dal Telecom International (Khabarovsk)
- Primorskoye Kommercheskoye Televidenie (Primorye Commercial Television) Ltd.
- OJSC ICBC Sakhincenter
- JSCB Nadezhny
- Radiostation Vostok Rossii Ltd.

In 2005 a resolution was adopted to participate in the authorized capital of:

- CJSC Sakhalinugol-Telecom
- OJSC Information Communication Technologies (OJSC Svyazintech)
- OJSC National Television Company ZVEZDA

In November 2005 the Board of Directors of the Company adopted a resolution to change the Company's participating interest in Interdaltelecom LLC by purchasing a 7% share for a total of 7000 rubles. There were no transactions requiring approval of the General Shareholders' Meeting in 2005. More detailed information on the major transactions of 2005 can be found in Appendix #1 to this Annual Report.

Information on the Company's Participation in Other Organizations (share at least 10%)

Since 2004 the Company has been implementing a model of reorganization of subsidiary business. The issues related to the Company's participation in other organizations are assigned to the competence of the Board of Directors, except for those resolutions on which shall be adopted by the General Shareholders' Meeting under the Federal Law "On Joint Stock Companies".

Name of Organization	Core Business	Share in Authorized Capital of Organization, %	Contribution to Authorized Capital, thou rub.	Key Performance Indicators		
				Number of subscribers/ lines	Revenues, thou rub.	Net Profit, thou rub.
Besprovodnye Informatzionnye Tekhnologii (BIT) Ltd.	Provision of GSM 900 cellular services	100	300	1358	915	(13545
CJSC Sakhalinugol-Telecom	Provision of local telephone services	100	100,0	5540	40024	966
CJSC TeleRossVladivostok	Agency services	50	291,20	330	5755	(1598)
JV Kamalascom LLC	Provision of international long-distance communications services between the Kamchatka Region and the State of Alaska, USA	50	39,04	1	3874	192
	Provision of international long-					

JV Magalascom LLC	distance communications services between the Magadan Region and the State of Alaska, USA	50	0,12	15	8072	739
Interdaltelecom LLC	Provision of local telephone services	39	39	2499	11085	(5118)
CJSC Rostelegraph	Documentary telecommunications	13,72	56,0	-	17586	76
CJSC AKOS	Provision of GSM – 900 and DAMPS cellular services	92,26	-	101534	407172	354515
Shakhtersksvyaz Ltd.	Provision of local telephone services	60	-	1970	5509	171
Bykovsvyaz Ltd.	Provision of local telephone services	60	-	1000	4700	361
CJSC Integrator.ru	Investment activities, asset management	100	45500	-	-	19
CJSC Tranksicom	Provision of trunking services	25	20	-	-	-

- Besprovodnye Informatzionnye Tekhnologii (BIT) Ltd., location: 220 Lenina St., 693000, Yuzhno-Sakhalinsk. OJSC Dalsvyaz is the sole participant with 100% share in its authorized capital. Core business – provision of GSM-900 cellular services, operates in the territory of the Sakhalin Region from December 2005, number of subscribers at the end of 2005 – 1358, 2005 year-end net profit – none, loss – 13545 thou rub.
- CJSC Sakhalinugol-Telecom, location: 32 Karla Marksa St., 693000, Yuzhno-Sakhalinsk. OJSC Dalsvyaz is the sole participant with 100% share in its authorized capital. Core business – provision of local telephone services; operates in the territory of the Sakhalin Region, number of subscribers at the end of 2005 – 5540, 2005 year-end net profit - 966 thou rub.
- CJSC TeleRossVladivostok, location: 40 Fontannaya St., Vladivostok. Shareholders: OJSC Dalsvyaz (50%), Corporation SFMT-Rusnet, Inc. (45%), EDN Sovintel LLC (5%), core business – provision of agency services for the provision of telephone communications, data transmission, Internet access under the trademark of Golden Telecom; operates in the territory of the Primorye Region, number of communications channels/lines at the end of 2005 – 330, 2005 year-end net profit – none, loss – 1598 thou rub.
- JV Kamalascom LLC, location: 56 Lenina St., Petropavlovsk-Kamchatsky. Participants: OJSC Dalsvyaz (50%), Alascom, Inc. (US) (50%), core business - provision of international long-distance communications between the Kamchatka Region and the State of Alaska (USA), number of communications channels/lines at the end of 2005 - 1 line; operates in the territory of the Kamchatka Region, 2005 year-end net profit - 192 thou rub.
- JV Magalascom LLC, location: 2-A Lenina St., Magadan. Participants: OJSC Dalsvyaz (50%), Company AT&T Alascom, Inc. (US) (50%), core business - provision of international long-distance communications between the Magadan Region and the State of Alaska (USA), number of communications channels/lines at the end of 2005 – 15 lines; operates in the territory of the Magadan Region, 2005 year-end net profit - 739 thou rub.
- Interdaltelecom LLC, location: 46/50 Borodinskaya St., Vladivostok. Participants: OJSC Dalsvyaz (39%), individual: Kuznetsov Boris Konstantinovich (35.4%), other individuals (25.6%). Core business – provision of local telephone services, operates in the territory of Vladivostok; number of subscribers at the end of 2005 – 2499, 2005 year-end net profit – none, loss – 5118 thou rub.
- CJSC Rostelegraph, location: 7 Tverskaya St., 103375, Moscow. Major Shareholders: OJSC

Dalsvyaz (13.7%), OJSC Sibirtelecom (19.61%), OJSC UTC (15.69%), OJSC VolgaTelecom (15.69%). Core business - coordination of activities for the creation and development of documentary telecommunications, operates in the territory of Moscow, 2005 year-end net profit - 76 thou rub.

- CJSC AKOS, location: 38-A Prospect 100 Let Vladivostoku, 690048, Vladivostok. OJSC Dalsvyaz has indirect control through its 100% subsidiary CJSC Integrator.ru, which in its turn holds 92.26% of ordinary uncertificated shares of CJSC AKOS. Core business – provision of GSM-900 and DAMPS cellular services, operates in the territory of the Primporye Region, number of subscribers at the end of 2005 – 101 354, 2005 year-end net profit – 354515 thou rub.
- Shakhtersksvyaz Ltd., location: 26 Mira St., 694910, Shakhtersk, Sakhalin Region. OJSC Dalsvyaz has indirect control through its 100% subsidiary CJSC Sakhalinugol-Telecom, which in its turn holds 60% of the authorized capital of Shakhtersksvyaz Ltd. Core business – provision of local telephone services, operates in the territory of the Sakhalin Region, number of subscribers at the end of 2005 – 1970, 2005 year-end net profit – 171 thou rub.
- Bykovsvyaz Ltd., location: 3 Vokzalnaya St., 694062, Bykov, Sakhalin Region. OJSC Dalsvyaz has indirect control through its 100% subsidiary, CJSC Sakhalinugol-Telecom, which in its turn holds 60% of the authorized capital of Bykovsvyaz Ltd. Core business – provision of local telephone services, operates in the territory of the Sakhalin Region, number of subscribers at the end of 2005 – 1000,2005 year-end net profit – 361 thou rub.
- CJSC Integrator.ru, location: 57 Svetlanskaya St., 690950, Vladivostok. OJSC Dalsvyaz is the sole shareholder with 100% share in the authorized capital of CJSC Integrator.ru. Core business – investment activities, asset management; operates in the territory of the Primorye Region, 2005 year-end net profit – 19 thou rub.
- CJSC Tranksicom, location: 2 Fabrichny Pereulok, Khabarovsk. Founding Members: OJSC Dalsvyaz (25%), Dalinterradio Ltd. (25%), individuals (50%); core business – provision of trunking services, installation of communications equipment; currently this Company is out of operation; information on the number of subscribers and financial activity – not available.

23 representatives of OJSC Dalsvyaz were inducted into the Boards of Directors of seven companies, 14 representatives of OJSC Dalsvyaz were inducted into the Auditing Committees of five companies. OJSC Dalsvyaz increased its participating interest in Interdaltelecom LLC from 32 to 39% of the company's authorized capital. OJSC Dalsvyaz purchased three companies with 100% interest in their authorized capital, gaining through them indirect control at three more organizations.

Company	Participating Interest	Brief Description of the Company (types of business)
Subsidiaries		
CJSC Integrator.ru	100	Investment, asset management
BIT Ltd.	100	Cellular communications (GSM - 900)
CJSC Sakhalinugol-Telecom	100	Traditional telephony
Indirect Control		
CJSC Akos	92,26	Cellular communications (GSM – 1800, DAMPS)
Bykovsvyaz Ltd.	60	Traditional telephony
Shakhtersksvyaz Ltd.	60	Traditional telephony

MAJOR EVENTS OF THE YEAR

December

Dalsvyaz announces the launch into commercial operation of a GSM-900 cellular communications network in the Sakhalin Region. Cellular communications services are provided by BIT Ltd. under the Dalsvyaz GSM trademark.

MAJOR EVENTS OF THE YEAR

November

The Company announced the connection of the 1000th subscriber to the DSL Internet access service in the Sakhalin Region.

Dalsvyaz begins providing dial-up Internet access services to the citizens of the city of Komsomolsk-Na-Amure on credit.

The 4th coupon of the bond loan (D1 Series) was redeemed. As at the end of the fourth coupon period, the effective yield to maturity on bonds was 8.4% to the par value.

MAJOR EVENTS OF THE YEAR

October

Dalsvyaz introduced into the market a single DSL service image – "DISLY" in the territory of the entire Far-Eastern Region. This move was accompanied by the introduction of a uniform service activation rate all over the territory of the Far East. The introduction of the single service "face" will give OJSC Dalsvyaz such important advantages as service recognition throughout the Far East, significant economy of the Company's advertising budget, overall improvement of the Company's image.

Dalsvyaz published its first ever ISA-based financial and economic performance results for the first half of 2005.

Dalsvyaz won the first Russian tender for the right to provide the universal service. The Company will install 486 payphones in non-telephonized municipal districts of the Khabarovsk Region. The duration of the contract for the right to provide the universal service in the Khabarovsk region is five years. Dalsvyaz plans annually to receive compensations from the universal service reserve funds for a total of up to 54 M 866 thou rubles.

Operating results for 9 months of 2005 (RAS): income – 7 454.4M rub. (+17.6%), expenses – 6 094.2 (+13.0%), net profit (including sale of financial investments) – 546.1 (+271%).

MAJOR EVENTS OF THE YEAR

September

The corporate governance rating for OJSC Dalsvyaz featured in the GovernanceWatch list ("Corporate Governance Ratings under Revision") was changed by Standard&Poor's Rating Agency from "Negative" to "Developing".

For the purpose of popularizing Internet access services, Dalsvyaz holds a Far Eastern Internet search contest in 7 regions. Over 300 people participated in the contest.

Dalsvyaz launches into commercial operation an NGN network in the city of Magadan. The project value – 15 M. USD, estimated payback period – 5 years. Prior to the introduction of the NGN, the Company was incurring substantial network maintenance costs. Transition to the new technology will provide for a significant reduction in expenses. The NGN network will make it possible to provide new services not regulated by the State.

The Company holds the "Days of Dalsvyaz in Moscow". Within the meeting, Management of the Company presented to the attention of the investment community the year-end operation forecast of the Company for 2005 and its development plans for 2006.

MAJOR EVENTS OF THE YEAR

August

Operating results for 2004 (IAS): income – 8 933.5 M rub. (+30.2%), expenses – 7 444.7 (+25.4%), net profit (including sale of financial investments) – 756.1 (+338.0).

Operating results for the first half year of 2005 (RAS): income – 4 867.0 M rub. (+18%), expenses – 4 089.7 (+12.7%), net profit (including sale of financial investments) – 261.1 (+284%).

Dalsvyaz announces the purchase of 100% interest in CJSC Sakhalinugol-Telecom, which holds licenses to provide local and intrazone communications services, data transmission and telematic services, design, construction and installation of utilities and communications networks. The operator's network covers the greater part of the downtown of Yuzhno-Sakhalinsk – it accounts for over 50% of the Company's subscriber base. At the end of 2004 the installed capacity of the network was 6 440 subscribers, the equipped capacity – 5 540 subscribers. The revenues of CSJC Sakhalinugol-Telecom in 2004 totaled 35 951 thou. rubl, net profit – 3 047 thou. rub.

MAJOR EVENTS OF THE YEAR

July

Dalsvyaz opens the Center of New Technologies in the Primorye Region for the purpose of introduction and development of telematic services, new types of communications services based on the data transmission network, organization of pilot zones of next generation networks (NGN), TV broadcasting system via data transmission networks (TVoIP), video-on-demand (VoD).

Dalsvyaz started the implementation of the program for introducing a VIP-customer relations management system. The Company set up teams to conduct work on interaction with VIP-customers in the regions. A customer is assigned his personal manager for first-priority resolution of all issues, an individual tariff policy is developed, round-the-clock support is ensured, “gold” and “silver”(easy-to-remember) numbers are provided, customers are promptly informed of the introduction of new communications services.

Sergei Ivanovich Kuznetsov, Deputy Director General of OJSC Svyazinvest was elected Chairman of Dalsvyaz’ Board of Directors, the Company’s Executive Committee was formed with term of office until July 30, 2006. Director General of Dalsvyaz Anton Alexeev was approved for the position of Chairman of the Executive Committee. Memberships of the four committees under the Board of Directors were determined: Strategic Planning, Personnel and Remuneration, Corporate Governance and Audit.
The Company’s Board of Directors approved the Regulations “On the Internal Control Procedures (System)”, “On the Information Policy”, “On the Procedure for Using Information on the Activities of OJSC Dalsvyaz, on its Securities and Transactions therewith which is not Public, the Illegal Use or Disclosure of which May Have a Material Effect on the Market Value of the Company’s Securities”.

The Company holds its first ever meetings with the investment community: “Days of Dalsvyaz in Moscow” in order to provide information on the Company’s activities and improve the quality of disclosures.

Dalsvyaz obtained licenses to perform works on certification and control of informatization facilities security. The licenses were issued by the Federal Technical and Export Control Service (FTECS) of Russia. The Company has all modern certified facilities to perform certification testing of informatization facilities and extends the list of services aiming to earn extra income.

Dalsvyaz begins providing dial-up Internet access services to the citizens of the town of Okha, Sakhalin Region.

MAJOR EVENTS OF THE YEAR

June

Dalsvyaz completed the rehabilitation of the telephone network of the Vanino and Sovetskaya Gavan Districts of the Khabarovsk Region – 15 modern ATEs and remote concentrators with a total capacity of 23 832 numbers were installed. The project value – 189.4 M. rub. Return on Financial Investment – 282%, payback period – 2 years.

Within the Children's Day, the Company conducted an action: "Dalsvyaz – to the Children's Home!" In five regions of the Far East were organized festivities at children's homes, orphanage schools, special correction schools and health care institutions. More than 700 kids took part in the action.

In the Primorye Region Dalsvyaz began developing a dealer network to sell DSL Internet access services. The first dealers were contracted.

Dalsvyaz became the owner of 100% interest in CJSC Integrator.ru which holds a 92.26% controlling interest in Cellular Operator CJSC AKOS. The transaction value – 3.5 M USD. CJSC AKOS is licensed to provide GSM-1800 and AMPS/DAMPS-8000 cellular services in the territory of the Primorye Region. At the time of entering into the transaction, the customer base of CJSC AKOS totaled around 70 000 subscribers, 2004 year-end revenues 8.5M USD, net profit – 987 thou. USD.

Dalsvyaz announces the start of implementation of an operating efficiency enhancement program. Director General Anton Alexeev announced the priority areas of the Company's operation for the coming three years – cost reduction, headcount optimization and business diversification.

Results of the Annual General Shareholders' Meeting. The Meeting was attended by 454 shareholders and their representatives, including ADR holders, holding in aggregate 81 367 362 votes which accounts for 85.13% of the number of voting (ordinary) shares.

MAJOR EVENTS OF THE YEAR

May

For the Victory Day Dalsvyaz conducted a large-scale campaign in seven regions of the Far East – “Message to a Battle Friend”. Veterans and disabled veterans of the Great Patriotic War were granted a 100% discount for 15 minutes of international calls.

The Company announced its operating results for the 1st quarter of 2005 (RAS): income – 2 388 M rub. (+17.6%), expenses – 2015.1 M.rub (+14.7%), net operating profit 304.3 M.rub.

Dalsvyaz started the implementation of programs aimed at boosting customer loyalty. Seven regions of the Far East hosted a photo contest dedicated to the Children’s Day– “A Little Subscriber of Dalsvyaz”. Our customers sent in over 600 photos.

The Company’s Board of Directors approved the agenda of the Annual Shareholders’ Meeting and recommended payment of dividend of 1.2 rub. per ordinary share and 3.61 rub. per preferred share. All in all, the Company allocated 227.2 M rub. for dividend payment.

The Company makes payments under the 3rd coupon of the bond loan (D1 Series) in the amount of 74.79 M rub. As at the end of the third coupon period, the effective yield to maturity on bonds was 8.79% to the par value.

In Birobidzhan Dalsvyaz founded the Avenue of Signalmen. Dalsvyaz launched into commercial operation the SI-2000 digital exchange with an installed capacity of 2 400 numbers in the town of Uglegorsk, Sakhalin Region. The Company switched subscribers over to the new exchange and provided an optional wide list of additional services.

Dalsvyaz receives foreign investors with the assistance of Brunswick UBS.

MAJOR EVENTS OF THE YEAR

April

The company announced the preliminary results of 2004 (RAS): income – 8 938.5 M rub (+30.6%), expenses – 7 750.6 M rub. (+30.7), net operating profit – 304.3 M rub.

In the Jewish Autonomous District Dalsvyaz began providing DSL Internet access services and services for the organization of IP VPN private networks.

On the threshold of the Victory Day Dalsvyaz conducted a large-scale campaign on free installation of telephones to veterans and disabled veterans of the Great Patriotic War. From April 12 to May 12 Dalsvyaz installed free of charge 752 telephones.

Dalsvyaz announced the purchase of BIT Ltd. The company holds licenses to provide GSM-900 cellular services in the territories of the Sakhalin Region and Chukotka Autonomous District. The transaction value totaled 5 M USD. Dalsvyaz began work on organizing the provision of cellular services under the 'Dalsvyaz GSM' trademark.

The Board of Directors of the Company set the date and place of the Annual Shareholders' Meeting – June 14, 2005, Vladivostok. Fitch Rating Agency confirmed a 'B' level credit rating of Dalsvyaz with Stable Outlook.

MAJOR EVENTS OF THE YEAR

March

Dalsvyaz announced the sale of a 6.45% interest in OJSC Dal Telecom International to OJSC Vympelcom. The transaction value totaled $7.975M USD. Dalsvyaz Management announced that the Company would rid of uncontrolled low-yield assets.

Dalsvyaz started working on the preparation of the annual General Shareholders' Meeting – the Board of Directors of the Company approved the candidate lists for the Board of Directors of the Company (17 candidates for 11 vacancies) and the Auditing Committee.

Dalsvyaz began connecting subscribers to the Dalsvyaz GSM cellular communications network in the settlement of Ola, Magadan Region, as part of expanding its coverage area.

Dalsvyaz entered into a Mutually Beneficial Cooperation Agreement with Megafon Company for the provision of cellular communication networks in the Kamchatka and Magadan Regions as a MVNO (mobile virtual network operator).

MAJOR EVENTS OF THE YEAR

February

Dalsvyaz' Board of Directors approved Anton Alexeevich Alexeev in the position of Director General.

Dalsvyaz began providing dial-up Internet access services to the citizens of the town of Korsakov, Sakhalin Region.

The Interregional Inspectorate for Major Taxpayers #7 of the Ministry of Taxation of Russia, based on the results of audit of the Company's operation for 2001-2002, made claims to the Company for a total of 718 M rubles. Dalsvyaz announced its disagreement with the claims made and started a judicial campaign. As of the end of 2005 Dalsvyaz had not lost a single episode in this court trial.

4 000 Dalsvyaz' customers in the city of Komsomolsk-Na-Amure, Khabarovsk Region, received quality communications with a wide range of additional services – the Company completed the work on extending the modern ATE by 8000 numbers and switched subscribers over from the old quasi-electronic and crossbar exchanges.

Dalsvyaz began providing DSL internet access services to the citizens of the towns of Kholmsk, Nevelsk, Korsakov.

MAJOR EVENTS OF THE YEAR

January

Dalsvyaz brought info effect the Regulation on the Dividend Policy – the Company assumed the obligation to allocate at least 10% of its net profit for payment of dividend on ordinary shares and preferred shares, respectively.

INTERNAL CONTROL SYSTEM

OJSC Dalsvyaz, following the Corporate Governance Code, exercises effective control over the financial and economic activities. A component part of this control is internal audit which the Company views as an element of the corporate governance system. The "internal audit" function is implemented at the Company by the Internal Audit Department.

Internal audit is oriented towards providing assistance to the management bodies in achieving the Company's goals, towards ensuring efficient operation of the Company and is supposed to promote the improvement of systems and processes inside the Company.

Objectivity of the information provided based on the internal audit results is ensured by the independence of the subdivision from the Company's Executive Management. The independence of internal audit is based on the functional subordination and accountability of the subdivision to the Board of Directors of the Company. Among other elements of the independence of internal audit are approval by the Board of Directors of the plans, budget of the subdivision, and the candidate for the position of the Head of Subdivision.

Information required for objective assessment of the ongoing activities is obtained through the implementation of preventive and follow-up control measures.

Preventive control measures are implemented with respect to draft documents which form the basis for performing activities and transactions contemplated by the Company for implementation in the future, including interested party and major transactions. Follow-up control is aimed at assessing the activities, transactions performed and business process results.

Preventive and follow-up control focus on the issues of enhancing operating efficiency, compliance of individual elements of the Company's operation with the Company's interests. Control is also exercised over whether the Company, its Branches and structural subdivisions comply with the requirements of legislation, local normative acts and implement resolutions of the management bodies. Particular attention is paid to the internal control system of the Company incorporating the control environment, control facilities and accounting system.

Based on the results of control measures, the management bodies of the Company are informed of the existing or potential risks faced by the Company, of the opportunities available to the Company. Simultaneously recommendations are developed for the Management on improving the operation, risk management and transformation of the existing opportunities into the Company's benefits.

Sufficient attention is given to control over the activities of subsidiary and associate business. It is exercised by means of the participation of internal auditors in the work of the Auditing Committees of subsidiaries and associates. Importantly, emphasis is laid on observing the shareholder's rights and interests, as well as on the processes affecting the market value of subsidiaries and associates and capitalization of the Company.

Information provided based on the results of internal audit is an important resource both for Executive Management responsible for day-to-day management and also for the bodies in charge of strategic management.

OBSERVANCE OF THE CORPORATE GOVERNANCE CODE

The Corporate Governance Code was adopted by the Company on November 20, 2003. Most provisions of the Corporate Governance Code recommended by the Federal Commission for the Securities Market of Russia to issuers are reflected in the internal documents of the Company. In particular, the Charter of the Company and the Regulation on the Procedure for Holding the General Shareholders' Meeting lay down the norms pursuant to which:

- Meeting Participants shall be notified by registered mail, notifications of the General Shareholders' Meeting shall be published in the mass media
- Shareholders, while preparing for the General Shareholders' Meeting, shall have the right to familiarize themselves with information by means of electronic communications, including via the Internet.
- A shareholder may put an item on the agenda of the General Meeting without submitting an extract from the Shareholder Register, if its/his title to shares is accounted for in the Shareholder Register System, otherwise a depo account statement will be enough
- the Meeting shall be conducted by Director General of the Company; it shall be attended by Members of the Executive Committee as well as Candidates for the Board of Directors

The Charter and Regulation on the Board of Directors lay down the norms pursuant to which Members of the Board shall be elected by cumulative voting. Approval of the budget, approval of agreements with the executive bodies of the Company, approval of transactions for a total of over 0.7% of the book value of assets are within the competence of the Board of Directors. Members of the Board are entitled to request any information on the Company's officials. The Board of Directors does not include any persons that have suffered administrative penalties for offences in the areas of entrepreneurial activities, finance, taxes and levies, securities market. The Company set up Committees of the Board of Directors:

- Audit Committee
- Personnel and Remuneration Committee
- Corporate Governance Committee
- Strategic Planning Committee

The Company established the collegial executive body – the Executive Committee whose activity is governed by the Regulation approved by the General Shareholders' Meeting. Membership of Executive Committee Members in the management bodies of other joint stock companies shall be approved by the Board of Directors. The Executive Committee, approved by the Board of Directors, does not include persons that have suffered administrative penalties for offences in the areas of entrepreneurial activity, finance, taxes and levies, securities market, as well as persons being members of a management body of a competing corporate entity.

To control the financial and economic activities the Company has established the Internal Audit Department subordinate to the Board of Directors. None of its employees has suffered administrative penalties for offences in the areas of entrepreneurial activity, finance, taxes and levies, securities market, as well as persons being members of a management body of a competing corporate entity.

N	Provision of the Corporate Governance Code	Observed or Not	Note
????? ???????? ??????????			
	Shareholders shall be notified of the		Charter, art.7.5 12, cl.12.12, pursuant to the requirements of

1.	General Shareholders' Meeting at least 30 days prior to the date thereof regardless of what items are on its agenda, unless a longer period is provided by legislation.	Observed	Order of the FCSM of 15.12.2004. № 04-1245/pz-n "On Approval of the Regulation on the Activities for the Organization of Trading in the Securities Market"
2.	Shareholders shall have access to the list of persons entitled to participate in the General Shareholders' Meeting, beginning with the date of notification of the General Shareholders' Meeting and until closure of the General Shareholders' Meeting held in the form of joint attendance; and if the General Shareholders' Meeting is held by absentee ballot — until the deadline for acceptance of voting ballots.	Observed	Charter, cl.7.5
3.	Shareholders shall have access to the information (materials) to be provided in the preparation for the General Shareholders' Meeting by means of electronic communications, including via the Internet.	Observed	Internet site at: www.Dsv.ru
4.	A shareholder shall be able to put an issue on the agenda of the General Shareholders' Meeting or demand that the General Shareholders' Meeting be convened without submitting an extract from the Shareholder Register if its/his title to shares is recorded in the Shareholder Register System, and if his/its title to shares is recorded in a DEPO account — a DEPO account statement shall be enough.	Observed	Corporate Governance Code, cl.3.3.
5.	The Charter or internal documents of the joint stock company shall include the requirement that Director General, Members of the Executive Committee, Members of the Board of Directors, Members of the Auditing Committee and the Auditor of the joint stock company shall be mandatorily present at the General Shareholders' Meeting.	Observed	Corporate Governance Code, cl.3.11
6.	The candidates shall be mandatorily present at the General Shareholders' Meeting when issues of the election of Director General, Members of the Executive Committee, Members of the Board of Directors, Members of the Auditing Committee as well as the issue of approval of the Auditor of the joint stock company are under consideration.	Striving to get there	Corporate Governance Code, cl.3.12

7.	Internal documents of the joint stock company shall include the procedure for registration of participants of the General Shareholders' Meeting.	Observed	Regulation on the Procedure for Holding the General Shareholders' Meeting, cls. 8.1-8.2
Board of Directors			
8.	The Charter of the joint stock company shall authorize the Board of Directors to annually approve the financial and business plan of the joint stock company.	Observed	Charter, cl.13.4.1
9.	The joint stock company shall have a Risk Management Procedure approved by the Board of Directors.	Observed	Charter, art. 13, sub-cl. 42 Corporate Governance Code, cl. 4.7. Regulation on Risks
10.	The Charter of the joint stock company shall entitle the Board of Director to adopt a resolution to suspend the authority of Director General appointed by the General Shareholders' Meeting.	Inapplicable	Appointment of Director General is assigned by the Charter to the competence of the Board of Directors.
11.	The Charter of the joint stock company shall entitle the Board of Director to establish the qualification and remuneration requirements for Director General, Members of the Executive Committee, and Senior Executives of the major structural subdivisions of the joint stock company.	Observed	Corporate Governance Code, cl. 4.8. Charter, cl. 13.4 Within sub-cl. 33
12.	The Charter of the joint stock company shall entitle the Board of Director to approve the terms and conditions of the Contracts with Director General and Members of the Executive Committee.	Observed	Charter, cl.13.4.33
13.	The Charter or internal documents of the joint stock company shall include the requirement that during approval of the terms and conditions of the Contracts with Director General (Managing Organization, Executive Manager) and Members of the Executive Committee, the votes of the Members of the Board of Directors that are Director General and Members of the Executive Committee shall not be counted.	Striving to get there	
14.	The Board of Directors of the joint stock company shall include at least 3 independent directors meeting the requirements of the Corporate Governance Code.	Observed	Pursuant to the requirements of Order of the FCSM of 15.12.2004. № 04-1245/pz-n all Members of the Board of Directors are independent.
	The Board of Directors of the joint stock company shall not include persons that were found guilty of		

15.	economic crimes or crimes against government, interests of the civil service and local government service, or persons that have suffered administrative penalties for offences in the areas of entrepreneurial activity, finance, taxes and levies, securities market	Observed	
16.	The Board of Directors of the joint stock company shall not include persons that are participants, Director General (Executive Manager), Members of the management body or employees of a competing corporate entity.	Observed	
17.	The Charter of the joint stock company shall include the requirement for election of the Board of Directors by cumulative voting.	Observed	Charter, cl.13.2
18.	Internal documents of the joint stock company shall provide for the obligation of the Members of the Board of Directors to refrain from actions which will lead or may potentially lead to a conflict between their interests and the interests of the joint stock company, and in the event of such conflict – for the obligation to disclose information on this conflict to the Board of Directors.	Partially observed	Regulation on the Board of Directors, art.3.2.1
19.	Internal documents of the joint stock company shall provide for the obligation of Members of the Board of Directors to give written notice to the Board of Directors of their intention to perform transactions with securities of the Company, of whose Board of Directors they are Members, or its subsidiaries (associates), as well as to disclose information on the transactions performed by them with such securities.	Observed	Regulation on the Board of Directors, art.3.2, sub-cl.3.2.11, pursuant to the requirements of Order of the FCSM of 15.12.2004. № 04-1245/pz-n "On Approval of the Regulation on the Activities for the Organization of Trading in the Securities Market"
20.	Internal documents of the joint stock company shall include the requirement for holding meetings of the Board of Directors at least once in 6 weeks.	Observed	Corporate Governance Code, cl 4.3
21.	Meetings of the Board of Directors of the joint stock company shall be held at least once in 6 weeks during the reporting year.	Observed	Number of meetings held: 27
22.	Internal documents of the joint stock company shall include the procedure for holding meetings of the Board of Directors of the Joint Stock Company.	Observed	Regulation on the Board of Directors, art. 6

23.	Internal documents of the joint stock company shall include the provision that transactions of the joint stock company for an amount of over 10 or more percent of the asset value of the Company shall be necessarily approved by the Board of Directors, except for transactions performed in the course of ordinary business.	Observed	Charter, cls. 13.4.19, 13.4.20
24.	Internal documents of the joint stock company shall entitle Members of the Board of Directors to receive information required to perform their obligations from the executive bodies and Senior Executives of the major structural subdivisions of the joint stock company, as well as shall establish liability for failure to provide such information.	Observed	Regulation on the Board of Directors, cl. 3.1.1
25.	The Board of Directors shall have a Strategic Planning Committee or the functions of said Committee shall be assigned to another Committee (other than the Audit and Personnel and Remuneration Committees).	Observed	Regulation on the Strategic Planning Committee of the Board of Directors of OJSC Dalsvayz
26.	The Board of Directors shall have a Committee (Audit Committee) which shall recommend the Auditor of the joint stock company to the Board of Directors and interact with him and the Auditing Committee of the Joint Stock Company.	Observed	Corporate Governance Code, cl.4.10., Regulation on the Audit of the Board of Directors of OJSC Dalsvayz
27.	The Audit Committee of the Board of Directors shall be composed of independent and non-executive directors only.	Observed	Pursuant to the requirements of Order of the FCSM of 15.12.2004. № 04-1245/pz-n "On Approval of the Regulation on the Activities for the Organization of Trading in the Securities Market"
28.	The Audit Committee shall be headed by an independent director.	Observed	Pursuant to the requirements of Order of the FCSM of 15.12.2004. № 04-1245/pz-n "On Approval of the Regulation on the Activities for the Organization of Trading in the Securities Market"
29.	Internal documents of the joint stock company shall entitle all Members of the Audit Committee to have access to any documents and information of the Joint Stock Company, subject to non-disclosure by them of confidential information.	Observed	Regulation on the Audit Committee of the Board of Directors of OJSC Dalsvayz, cl.6.2.1
	A Committee of the Board of		Regulation on the Personnel and Remuneration Committee.

30.	Directors (Personnel and Remuneration Committee) shall be established with the function to determine the criteria for selection of candidates for the Board of Directors and to develop the remuneration policy of the joint stock company	Observed	Pursuant to the requirements of Order of the FCSM of 15.12.2004. № 04-1245/pz-n “On Approval of the Regulation on the Activities for the Organization of Trading in the Securities Market”
31.	The Personnel and Remuneration Committee shall be headed by an independent director.	Observed.	Chairman of the Committee Repin I.N. Pursuant to the requirements of Order of the FCSM of 15.12.2004. № 04-1245/pz-n “On Approval of the Regulation on the Activities for the Organization of Trading in the Securities Market”
32.	The Personnel and Remuneration Committee shall not include any officials of the joint stock company.	Observed	
33.	A Risk Management Committee of the Board of Directors shall be established or the functions of said Committee shall be assigned to another Committee (other than the Audit and Personnel and Remuneration Committees).	Partially observed	Corporate Governance Code, cl. 4.10. The function is assigned to the Audit Committee.
34.	A Committee of the Board of Directors for Resolution of Corporate Conflicts shall be established or the functions of said Committee shall be assigned to another Committee (other than the Audit and Personnel and Remuneration Committees).	Observed	Regulation on the Corporate Governance Committee.
35.	The Committee for Resolution of Corporate Conflicts shall not include any officials of the joint stock company.	Observed	
36.	The Committee for Resolution of Corporate Conflicts shall be headed by an independent director.	Observed	Pursuant to the requirements of Order of the FCSM of 15.12.2004. № 04-1245/pz-n“On Approval of the Regulation on the Activities for the Organization of Trading in the Securities Market”
37.	The joint stock company shall have internal documents approved by the Board of Directors providing for the formation and operating procedures of the Committees of the Board of Directors	Observed	Regulation on the Personnel and Remuneration Committee, Regulation on the Corporate Governance Committee, Regulation on the Audit Committee of OJSC Dalsvayz, Regulation on the Strategic Planning Committee of OJSC Dalsvayz, Corporate Governance Code
	The Charter of the joint stock company shall include the procedure		

38.	for determination of a quorum of the Board of Directors, making it possible to ensure the mandatory participation of independent directors in meetings of the Board of Directors.	Striving to get there	Said provisions are currently under discussion at the Corporate Governance Committee
Executive Bodies			
39.	The joint stock company shall have a collegial executive body (Executive Committee).	Observed	Charter, cl.14, pursuant to the requirements of Order of the FCSM of 15.12.2004. № 04-1245/pz-n "On Approval of the Regulation on the Activities for the Organization of Trading in the Securities Market"
40.	The Charter or internal documents of the Company shall include the provision for the need to approve real estate transactions, to receive credits by the joint stock company, unless said transactions are major and their performance is part of the ordinary business of the joint stock company.	Observed	Approval of real estate transactions and receipt of credits is the competence of the Board of Directors, Charter, cl.13.4, sub-cl.19,20 The Labor Contract of Director General provides for prior notification of the Board of Directors of credit receipt.
41.	Internal documents of the Company shall include the procedure for coordination of transactions falling outside of the financial and economic plan of the joint stock company.	Observed	Charter, cl.13.4.2
42.	The executive bodies shall not include persons that are participants, Director General (Executive Manager), Members of the management body or employees of a competing corporate entity.	Observed	
43.	The executive bodies of the joint stock company shall not include persons that were found guilty of economic crimes or crimes against government, interests of the civil service and local government service, or persons that have suffered administrative penalties for offences in the areas of entrepreneurial activity, finance, taxes and levies, securities market. If the functions of the sole executive body are performed by a Managing Organization or Executive Manager, Director General and Members of the Executive Committee of the Managing Organization or Executive Manager shall comply with the requirements set for Director General and Members of the Executive Committee of the joint	Observed	

	stock company.		
44.	The Charter or internal documents of the joint stock company shall prohibit the Managing Organization or Executive Manager from performing similar functions at a competing company as well as from having any property relations with the joint stock company, apart from the provision of services of a managing organization (executive manager).	Inapplicable governance scheme	
45.	Internal documents of the joint stock company shall provide for the obligation of the executive bodies to refrain from actions which will lead or may potentially lead to a conflict between their interests and the interests of the joint stock company, and in the event of such conflict – for the obligation to inform thereof the Board of Directors.	Partially observed	Corporate Governance Code, cl. 5.6.
46.	The Charter or internal documents of the joint stock company shall include the criteria for selection of the Managing Organization (Executive Manager).	Inapplicable governance scheme	
47.	The executive bodies of the joint stock company shall present monthly reports on their work to the Board of Directors.	Partially observed	Quarterly reports are presented
48.	The Contracts entered into between the joint stock company and Director General (Managing Organization, Executive Manager) and Members of the Executive Committee shall establish the liability for violation of the provisions on the use of confidential and official information.	Observed	Corporate Governance Code., cl. 7.7, Regulation on the Procedure for Using Information on the Activities of OJSC Dalsvyaz, on its Securities and Transactions therewith which is not Public, terms and conditions of Labor Contracts.
Secretary of the Company			
49.	The joint stock company shall have a special official (Secretary of the Company), whose task is to ensure the compliance by the bodies and officials of the joint stock company with the procedural requirements guaranteeing the exercise of the rights and legitimate interests of the Company's shareholders.	Striving to get there	Corporate Governance Code, cl. 6 Charter, cl. 16
50.	The Charter or internal documents of the joint stock company shall include the procedure for appointment (election) of the Secretary of the Company, and his duties	Partially observed	Corporate Governance Code, cl. 6
	The Charter of the joint stock company shall include the	Striving to	Said issues are currently under

51.	requirements for the Secretary of the Company	get there	discussion at the Corporate Governance Committee

Significant Corporate Actions

52.	The Charter or internal documents of the joint stock company shall include the requirement that a major transaction shall be approved prior to consummation.	Observed	Charter, sub-cls. 12.2.17, 13.4.19, 13.4.20
53.	An independent appraiser is to be engaged to appraise the market value of the property being the subject of a major transaction.	Observed	Pursuant to the norms of the Federal Law "On Joint Stock Companies"
54.	The Charter of the joint stock company shall, in the event of a purchase of major shareholdings in the joint stock company (takeover), prohibit any actions aimed at protecting the interests of the executive bodies (Members thereof) and Members of the Board of Directors of the Joint Stock Company, as well as those impairing the position of shareholders as compared to the present (in particular, shall prohibit the Board of Directors, until the completion of the expected share purchase period, from adopting a resolution to issue additional shares, convertible securities, or securities granting the right to purchase the Company's shares, even if the Board is entitled to adopt such resolution by the Charter).	Not observed	
55.	The Charter of the joint stock company shall Include the requirement for mandatory engagement of an independent appraiser to appraise the current market value of shares and potential changes in their market value resulting from the takeover	Not observed	An independent appraiser is engaged as provided by the Federal Law "On Joint Stock Companies"
56.	The Charter of the joint stock company shall not provide for exemption of the Purchaser from the obligation to suggest the shareholders selling their shares of the Company held by them (issuable securities convertible into ordinary shares) in the event of a takeover.	Observed	
57.	The Charter or internal documents of the joint stock company shall include the requirement for engagement of an independent appraiser to determine the share conversion ratio in the event	Partially observed	An independent appraiser is engaged as provided by the Federal Law "On Joint Stock Companies"

of a reorganization.

Disclosures

58.	The Company shall have an internal document approved by the Board of Directors setting forth the disclosure rules and policies (Regulation on the Information Policy).	Observed	The Board of Directors approved the "Information Regulations", Regulation on the Information Policy Corporate Governance Code, cl. 7.3., pursuant to the requirements of Order of the FCSM of 15.12.2004. № 04-1245/pz-n "On Approval of the Regulation on the Activities for the Organization of Trading in the Securities Market".
59.	Internal documents of the joint stock company shall include the requirement for making disclosures on the purposes of share placement, on the persons intending to purchase the shares to be placed, including a major shareholding, as well as on whether the Senior Officials of the joint stock company will participate in the purchase of the Company's shares to be placed.	Observed	Information Regulations , cl. 2.1., requirements of the FCSM's share issuance standards
60.	Internal documents of the joint stock company shall contain a list of information, documents and materials to be provided to shareholders to solve the issues put on the agenda of the General Shareholders' Meeting.	Observed	Charter, cl. 12.13.
61.	The joint stock company shall have a web-site on the Internet and make regular disclosures on its activities on this web-site.	Observed	Site address: www.Dsv.ru
62.	Internal documents of the joint stock company shall include the requirement for making disclosures on transactions with persons acting, pursuant to the Charter, as Senior Officials of the joint stock company, as well as on transactions of the joint stock company with organizations in which Senior Officials of the joint stock company directly or indirectly hold 20 or more percent of the authorized capital, or on which such persons may have a substantial influence.	Partially observed	Disclosures are made on the basis of Resolution of the FCSM #03-32/PS of 02.07.2003, requirements of Stock Exchanges. Such disclosures are made within the Annual Report.
63.	Internal documents of the joint stock company shall include the requirement for making disclosures on all transactions which may affect the market value of the Company's shares.	Partially observed	Disclosures are made on the basis of Resolution of the FCSM #03-32/PS of 02.07.2003, requirements of Stock Exchanges

64.	The joint stock company shall have an internal document regulating the use of material information on the activities of the joint stock company, shares and other securities of the Company and transactions therewith, which is not public and disclosure of which may have a material effect on the market value of the shares and other securities of the joint stock company.	Observed	Corporate Governance Code, cl. 7.7., Regulation on Ensuring the Safety of Confidential Information, REGULATION on the Procedure for Using Information on the Activities of OJSC Dalsvyaz, on its Securities and Transactions therewith which is not Public, the Illegal Use or Disclosure of which May Have a Material Effect on the Market Value of the Securities of OJSC Dalsvayz at OJSC Dalsvayz, pursuant to the requirements of Order of the FCSM of 15.12.2004. № 04-1245/pz-n "On Approval of the Regulation on the Activities for the Organization of Trading in the Securities Market".

Control over the Financial and Economic Activities

65.	The company shall have internal control procedures over the financial and economic activities of the joint stock company approved by the Board of Directors.	Observed	Regulation on the Internal Audit Department, Regulation on the Internal Control Procedures (System)
66.	The joint stock company shall have a special subdivision ensuring compliance with the internal control procedures of the Audit Department.	Observed	Pursuant to the requirements of Order of the FCSM of 15.12.2004. № 04-1245/pz-n "On Approval of the Regulation on the Activities for the Organization of Trading in the Securities Market".
67.	Internal documents of the joint stock company shall include the requirement for determination of the structure and membership of the Audit Department of the joint stock company by the Board of Directors.	Observed	Charter, sub-cl. 13.4.18.
68.	The Auditing Committee shall not include persons that were found guilty of economic crimes or crimes against government, interests of the civil service and local government service, or persons that have suffered administrative penalties for offences in the areas of entrepreneurial activity, finance, taxes and levies, securities market.	Observed	None of said persons is a Member of the Internal Audit Department.
69.	The Audit Department shall not include persons that are members of the executive bodies of the Company, as well as persons that are participants, Director General (Executive Manager), Members of the	Observed	None of said persons is a Member the Internal Audit Department.

	management bodies or employees of a competing corporate entity.		
70.	Internal documents of the joint stock company shall establish a period for submission to the Audit Department of documents and materials for assessment of a performed business transaction, as well as the liability of officials and employees of the joint stock company for failure to submit them within the time specified.	Observed	Regulation on the Internal Audit Department, cl. 9.
71.	Internal documents of the joint stock company shall provide for the obligation of the Audit Department to report the identified violations to the Audit Committee, if any, or otherwise – to the Board of Directors of the joint stock company.	Observed	Regulation on the Internal Audit Department, cl.2, cl. 9, Regulation on the Audit Committee
72.	The Charter of the joint stock company shall include the requirement for preliminary assessment by the Audit Department of the advisability of transactions not provided by the financial and business plan of the joint stock company (non-standard transactions).	Not observed	
73.	Internal documents of the joint stock company shall include the procedure for coordination of a non-standard transaction with the Board of Directors.	Observed	Charter, cl.13.4.2
74.	The joint stock company shall have an internal document, approved by the Board of Directors, determining the procedure for conducting audits of the financial and economic activities of the joint stock company by the Auditing Committee.	Observed	Regulation on the Auditing Committee to be approved by the General Shareholders' Meeting
75.	The Audit Committee shall asses the Auditor's Report prior to presentation thereof at the General Shareholders' Meeting.	Observed	Regulation on the Audit Committee of the Board of Directors of OJSC Dalsvayz, cl. 2.2. sub-cl. 2.2.5.
Dividends			
76.	The joint stock company shall have an internal document, approved by the Board of Directors, by which the Board of Directors shall be guided when adopting recommendations for the amount of dividends (Regulation on the Dividend Policy)	Observed	Regulation on the Dividend Policy of OJSC Dalsvayz
	The Regulation on the Dividend Policy shall include the procedure for determining the minimum portion of the joint stock company's net profit to be allocated for dividend payment,		

77.	and the terms on which dividends shall not be paid or shall not be paid in full on the preferred shares, the amount of dividends on which is established in the Charter of the joint stock company.	Observed	Regulation on the Dividend Policy of OJSC Dalsvayz
78.	Information on the Dividend Policy of the joint stock company and amendments made thereto shall be published in a periodical provided by the Charter of the joint stock company for publication of notifications of the General Shareholders' Meetings and shall also be posted on the Internet web-site of the joint stock company.	Observed	Regulation on the Dividend Policy of OJSC Dalsvayz, cl. 6

INFORMATION TECHNOLOGIES

The introduction of the Enterprise Resource Planning (ERP) program is going according to plan. The Company found a possibility to implement a number of measures without attracting resources of the General Contractor, which significantly reduced the planned spending.

At the end of the reporting year preparatory works before the actual commissioning of the first stage were completed at the General Directorate, Primorye and Magadan Branches. The "Creation of a Local Competence Center" Project was implemented, the purpose of which was to establish a subdivision capable of maintaining the system upon its commissioning, as well as of supporting all information systems operated and introduced by OJSC Dalsvyaz.

Tenders were held for the "Creation of Technical Architecture at OJSC Dalsvyaz" Project for the purpose of selecting the most worthwhile and economically sound commercial proposals of suppliers and contractors. In the implementation of the project the best project solutions were chosen enabling maximum resource utilization of the architecture under construction.

Within the Billing Reorganization Program it is planned to create a platform for the communications services billing system with respect to measures for evening out the Billing System at the Branches and subsequent transition to the Amdocs centralized Billing System.

There are also plans to continue with the construction of nine intrazone fiber-optic communications lines, extremely important for the Company's operation. The length of the intrazone segments in question is 1 766 km.

The construction of communications networks on the basis of the Softswitch equipment was launched by the Company in 2005 in Vladivostok. The estimated investment payback period is 4 years on average. The implementation of these projects will make it possible in 2006 to introduce the numbering capacity of 4 576 numbers.

Under the "Creation of Call Centers" Project a Call Center will be set up on the basis of Cisco Systems' IP Contact Center information system. The estimated investment payback period is 1 years and 3 months.

KEY FINANCIAL RESULTS

Leadership of the Company in the telecommunications market of the Far Eastern Federal District is indisputable. The revenue share of OJSC Dalsvyaz by individual types of telecommunications services is provided in the table below:

Type of Service	Market Share of the Company at the end of 2005 , % (estimate)
Local telephone communications	90
Long-distance intrazone communications	91
Mobile radiotelephone services	18
Internet and data transmission services	68
Intelligent network services	-
Cable TV services	-
Call Center services	-

The changes in the investment priorities of the Company are characterized by the following table. One should note a significantly larger share of funds allocated for the construction of intrazone telephone communications and development of new services.

Investment Policy

Name of Indicator	2004	2005	Change 2005/2004, (%)
TOTAL (invested in fixed assets), mln rub.	1 317.6	2 211.3	167.8

Information on the Amount of the Company's Net Assets

Name of Indicator	As of 01.01.2006
Amount of Net Assets, mln rub.	**6 856.4**
Authorized Capital, mln rub	4 365. 7
Ratio of Net Assets to Authorized Capital, %	157%

Key Economic Indicators

Name of Indicator	2004	2005	Change 2005/2004, (%)
Revenues (w/o VAT), mln rub.	8 933.6	10 696.4	119.7
Costs, mln rub.	8 360.1	9 336.9	111.7
Pre-Tax Profit, mln rub.	1	1 099.1	98.6

	114.3		
Pre-Tax Profit Margin, (pre-tax profit /revenues), %	12.5	10.3	
Cost (per 100 rub. of revenues), rub.	93.6	87.3	93.3
Net Profit, mln rub.	683.9	611.5	89.4
Net Profit Margin (net profit/revenues), %	7.7	5.7	

Key Operating Efficiency Indicators

Name of Indicator	2004	2005	Change 2005/2004, (+%)
Revenues per Line, thou rub.	7.4	8.0	9%
(Sales) Profit per Line, thou rub.	0.47	1.02	115%
Revenues per Employee, thou rub.	492.1	616.0	25%
(Sales) Profit per Employee, thou rub.	31.6	78.3	148%
Number of Lines per Employee, pcs.	66.7	76.8	15%

Assessing the 2005 financial results of the Company as a whole, it should be noted that the net profit, as compared to 2004,
fell from 683.9 mln rub. to 611.5 mln rub. At the same time, the sales profit totaled 1359.5 mln rub as compared to 573.5 a year before. It is due to the fact that in 2004 by resolution of the Board of Directors the Company sold its shareholdings in those cellular operators, which it could not effectively control without a majority interest in the authorized capital.

The Company's income was up by 19.7% to reach 10.7 bn rubles. Within the Operating Efficiency Enhancement Program, the Company demonstrated an improvement in the quality of expense control. The expense growth rate was for the first time ever significantly lower than the income growth rate – 11.7% and 19.7%, respectively.

At the year-end the average number of employees on payroll without detriment to the operating efficiency of the Company was down by 11.2% to stand at 16 663 persons.

ECONOMIC AND INFORMATION SECURITY

In 2005 the security subdivisions of the Company completed the creation of the foundations of an information and economic security system: the required normative base was developed and approved; organizational structure was formed and staffed; internal and external interactions were organized; personnel were trained; planning and reporting system was built up; budget financing and execution control was ensured.
The key elements of the normative base are the Concept of Information Security and Concept of Economic Security of the Company, prepared and approved by the Board of Directors.

In compliance with the requirements of these documents, in 2005 work was continued in all areas of ensuring the Company's security. Besides, in the reporting period they carried on with the implementation of a complex of measures in accordance with the Company's Information Security System Deployment Plan approved by the Executive Committee of the Company.

The tasks of this year were implemented in full, a report was submitted to the Executive Committee of the Company when approving a similar Plan for 2006. To achieve the basic level of information protection, the introduction at the Company of key information protection mechanisms was ensured, which include:

- identification and authentication of users of local network information resources using electronic keys
- antivirus data protection on all servers and all workstations using a licensed antivirus software package
- protection of local network information resources from outside intrusions, organization of protected channels of communication with the Branches by means of a centralized firewall system
- encryption and use of an electronic digital signature when transmitting confidential information by e-mail, using certified Russian cryptographic data protection
- protection of remote access to the LAN information resources using personal firewalls and VPN channels
- introduction of a uniform methodology and back-up copying regulations
- control over the use of information resources, prevention of information leaks via e-mail
- analysis of LAN security and intrusion detection using certified software
- deployment in the LAN of the General Directorate of a specialized software to control the use of removable media and copying of confidential information on them
- passportization and sealing of Workstation employees, LAN peripheral and network equipment
- provision of control and organization of the introduction of a security subsystem of the integrated Enterprise Resource Planning system. The Company completed the works required to ensure the Basic Level of information protection of the Integrated Enterprise Resource Planning System.

Parallel to it, Procedures for the Functioning of Automated Systems at the Company were developed and introduced and activities were carried out for protection of the server rooms.
In 2005, to follow up on the already available licenses of the State Technical Commission under the RF President to perform activities and provide services in the area of state secret protection (as regards the technical protection of information), to perform activities in the area of technical protection of confidential information, to perform work related to the creation of data protection tools, the Company was awarded FSB licenses to carry out activities for the distribution and technical servicing of encryption tools, to provide services in the area of information encryption, to

detect electronic data interceptors in the rooms and offices and technical facilities.
In July 2005 the Company received a Certificate of Accreditation of the Certification Authority, registered in the State Register of the Information Security Tools Certification System for conformity with the information security requirements.

At present certification activities are fully implemented at the Company by the Company's own resources at the structural subdivisions, and services are provided to outside organizations. In accordance with the Concept of Information Security approved by the Board of Directors, through organizational and technical activities performed, the Company achieved the basic level of information protection, i.e. a complex of countermeasures against security threats is used in the local networks. The work was started to meet the higher requirements in accordance with the Concept of Information Security. The main purpose of ensuring economic security is to maintain a stable profitable operation of the Company and to prevent threats to its security in the form of illegal intrusions, disclosure, loss, leakage, distortion and destruction of protected information, disruption of the operation of hardware and informatization facilities.

It is a complex approach that allowed OJSC Dalsvyaz to form a stable, horizontal and vertical, system capable of becoming the core security framework of the Company, and at the same time being flexible enough for necessary positive changes and dynamic development.

OUR SHAREHOLDERS AND DIVIDEND POLICY

OJSC Dalsvyaz, following the Corporate Governance Code, exercises effective control over the financial and economic activities. A component part of this control is internal audit which the Company views as an element of the corporate governance system. The "internal audit" function is implemented at the Company by the Internal Audit Department.
Internal audit is oriented towards providing assistance to the management bodies in achieving the Company's goals, towards ensuring efficient operation of the Company and is supposed to promote the improvement of systems and processes inside the Company.

Objectivity of the information provided based on the internal audit results is ensured by the independence of the subdivision from the Company's Executive Management. The independence of internal audit is based on the functional subordination and accountability of the subdivision to the Board of Directors of the Company. Among other elements of the independence of internal audit are approval by the Board of Directors of the plans, budget of the subdivision, and the candidate for the position of the Head of Subdivision.

Information required for objective assessment of the ongoing activities is obtained through the implementation of preventive and follow-up control measures.

Preventive control measures are implemented with respect to draft documents which form the basis for performing activities and transactions contemplated by the Company for implementation in the future, including interested party and major transactions. Follow-up control is aimed at assessing the activities, transactions performed and business process results.

Preventive and follow-up control focus on the issues of enhancing operating efficiency, compliance of individual elements of the Company's operation with the Company's interests. Control is also exercised over whether the Company, its Branches and structural subdivisions comply with the requirements of legislation, local normative acts and implement resolutions of the management bodies. Particular attention is paid to the internal control system of the Company incorporating the control environment, control facilities and accounting system.

Based on the results of control measures, the management bodies of the Company are informed of the existing or potential risks faced by the Company, of the opportunities available to the Company. Simultaneously recommendations are developed for the Management on improving the operation, risk management and transformation of the existing opportunities into the Company's benefits.

Sufficient attention is given to control over the activities of subsidiary and associate business. It is exercised by means of the participation of internal auditors in the work of the Auditing Committees of subsidiaries and associates. Importantly, emphasis is laid on observing the shareholder's rights and interests, as well as on the processes affecting the market value of subsidiaries and associates and capitalization of the Company.

Information provided based on the results of internal audit is an important resource both for Executive Management responsible for day-to-day management and also for the bodies in charge of strategic management.

DIRECTOR GENERAL

Director General is the sole executive body of the Company performing management of the Company's activities. Director General is appointed by the Board of Directors of the Company. The rights, duties, amount of salary and responsibility of Director General are determined by the Contract entered into between him and the Company.

The Board of Directors of the Company shall be entitled at any time to adopt a resolution on early termination of the authority of Director General of the Company and on termination of the Contract therewith.

Full Name	BACKGROUND	Other Positions Held
Alexeev Anton Alexeevich	Born in 1968, higher education, national of the Russian Federation. Elected Director General on February 1, 2005, Record of service: 1 year 5 months Shares in the Authorized Capital of the Company: none	2005 till present: Non-Profit Partnership Telecommunications Development Research Center, Member of the Partnership Board; 06.2005 – 16.01.2006: Information Communication Technologies (OJSC Svyazintech), Member of the Board of Directors

The criteria for determining the remuneration of Director General and its amount shall be approved by the Company's Board of Directors and recorded in the Labor Contract entered into with Director General. The remuneration of Director General consists of his official salary and bonuses – quarterly and annual.

Resolutions on payment of bonuses to Director General shall be adopted by the Board of Directors. The resolution on payment of quarterly bonuses shall be adopted based on the results of compliance with quarterly budget indicators, and of the annual bonus – based on the results of compliance with the additional assignment indicators. The Company received no information on transactions for the purchase or disposal of the Company's shares by members of the Board of Directors during the reporting year.

CONTACT INFORMATION

57 Svetlanskaya St, 90950, Vladivostok
Tel.: (4232) 208500, Fax: (4232) 408 030
E-mail: pr@Dsv.ru , ir@Dsv.ru
www.Dsv.ru

Information and Analytical Department
Tel.: (4232) 208500 (Ext. 1550, 1551, 1552, 1553)

Securities and Capital Markets Department
Tel.: (4232) 208500 (Ext. 1300)
Corporate Development Department
Tel.: (4232) 208500 (Ext. 1310)

COMPETITIVE ENVIRONMENT. BUSINESS DEVELOPMENT

The choice of the priority lines of business is determined by the Company's mission – "Provision of a Comprehensive Variety of Telecommunications Solutions at the Customer's Option".

Major Goals	Major Objectives
Maintenance of dominance in the communications services market of the Far Eastern Federal District	Provision of a full range of telecommunications services
Creation of conditions for the development of communications services in the region	Improvement of customer service and management methods Creation of the image of a reliable operator – leader providing high quality communications services affordable to all categories of users.
Ensuring control over and a high degree of influence on the development of the communications services market of the region	Complex development of services on the basis of modern technologies. Increase in the Company's income and capitalization, creation of favorable conditions for attracting investment

The major goals and objectives are implemented taking into account the capabilities and development prospects of the telecommunications market, level of competition development, internal capabilities and resources, other factors. In accordance with the goals set, the Company forms its technical and investment priorities.

The priority line of development is an intensive growth of unregulated services. The Company is making its biggest bet on the development of broadband Internet access, multiservices, the Introduction of new intelligent and multimedia services.

Within the development of the Company's services, priority is given to high-yield services having a high payoff rate with minimal investment. Increasing the share of high-yield services, their development, market promotion are the top priority in the Company's development.

In the field of the tariff policy new approaches and principles of tariff formation, not regulated but the State, are implemented, and work is underway to reduce cross subsidization, change the regulated tariffs to the cost level allowing for the investment component, to set attractive tariffs for additional communications services. The level of tariffs set for the Company's services, other than those regulated by government authorities, takes into account the competitive situation and paying capacity of potential users, as well as the level of technologies used in providing the services and also the need for further infrastructure development.

During the last 5 years the Russian telecommunications market has demonstrated a stable growth relating to the increased popularity of cellular communications, Internet, data transmission services with the public and business community. OJSC Dalsvyaz, being the smallest among the fixed-line operators of the Svyazinvest Group, is nevertheless showing high rates of development, and its leadership in the Far Eastern Federal District is indisputable.

In the total revenues of all communications companies, including the profitability of the cellular communications market, represented in the Far Eastern Federal District, the share of Dalsvyaz is around 33%. In the total revenues of all communications companies for the licensed region (7 regions of the Far Eastern Federal District), the share of Dalsvyaz totals 38%.

Major Risk Factors

As for nature-related risks, it should be noted that some regions are exposed to an increased risk of natural disasters such as earthquakes, volcano eruptions, tsunamis (Kamchatka, the Kurils, Sakhalin Island), which may negatively affect the condition of fixed assets.

OJSC Dalsvyaz provides services in the territory of Russia, and thus the Company is exposed to all political and economic risks specific to Russia as a whole and to the above regions in particular.

The Russian tax currency and customs legislation is ambiguous and susceptible to frequent changes. The development of events in the Russian Federation in recent time is indicative that tax authorities may take a tougher stance in the interpretation of tax legislation. Consequently, tax authorities may make claims with respect to those transactions and reporting methods that were not claimed by them before. It may result in charging substantial back taxes, fines and penalties.

The major risk for OJSC Dalsvyaz, as the dominant communications operator, lies in the dependence on state regulation of the telecommunications industry and active development of cellular communications. State regulation of the telecommunications industry adds to the activity the risks and uncertainty associated with tariff changes and reduction in the amounts of cross subsidization.

Changing the tariffs for the services of operators – natural monopolists requires agreement with the antitrust authorities of the Russian Federation, and therefore, may lag behind the changes in the real economic situation and changes in the operator's costs. Thus, for natural monopolists there is a risk of untimely tariff changes which reduces their competitiveness and may have a negative effect on the profitability of business

The trend towards the development of cellular communications will stay put for at least the 2 coming years, which will be accompanied by competitive growth in the mobile communications industry on the part of major mobile operators. This risk appears to be the most significant of industry risks in the long term.

In late 2005 the Company was declared winner of the tender for the right to provide the universal service in the regions of the Far East. Provision of the universal services presupposes the provision of a minimal volume of telecommunications services in all populated localities and will require significant investments from the operator.

The Law "On Communications" sets forth the mechanism ensuring payment of compensation for damages to a universal service operator. However, as of now the normative base of this mechanism is not yet developed. For universal service operators there is a risk of untimely and incomplete compensation for damages, which will result in an increase in accounts payable and a decrease in the profitability of the operator's business.

In 2003 the Company purchased a non-exclusive right to use the Oracle E-Business Suite software product. At the moment this software is at the stage of introduction which is planned for 2008. All necessary measures are being taken to follow the methodology and the introduction plan. The value of this asset will be depreciated upon putting it into operation over the duration of the appropriate licenses.

In late 2004 the Amdocs Billing Suite software product was purchased for the purpose of introducing a single automated settlement system. This asset is a prerequisite for the development of unregulated services, which is one of the priority objectives for the Company in the mid term. Currently we are going through the inception period of this software introduction. The depreciation of this asset will start upon completion of its introduction. The risk associated with development of competition is particularly manifest in the Primorye, Khabarovsk and Sakhalin Regions.

Major competitors in the local and long-distance communications market	OJSC NTC (Primorye Region) CJSC Vostoktelecom (Khabarovsk Region) OJSC Golden Telecom (Khabarovsk and Primorye Region) OJSC Equant (Far Eastern Federal District) Sakhanlin Telecom Ltd. (Sakhalin Region)
Major competitors in the Internet services market	CJSC Redcom, CJSC Vostoktelecom (Khabarovsk Region) OJSC Golden Telecom ('Russia-On-Line' Trademark), OJSC NTC, CyTel Ltd. (Primorye Region); Intercom Ltd. (Kamchatka Region) Teledine Systems Limited (Amur Region)
Major competitors in the cellular services market	OJSC Mobile Telesystems and CJSC Mobicom Khabarovsk ('Megafon' Trademark) in the Magadan Region OJSC DalTelecomInternational ('Bee Line' Trademark), OJSC Mobile Telesystems, CJSC Mobicom Khabarovsk ('Megafon' Trademark) in the Kamchatka Region

ACCOUNTING REPORTING

In 2005 the Accounting Department faced a global task - to ensure the adequacy and efficiency in the preparation of accounting reports. Thanks in no small part to quality and timely financial statements prepared by the Accounting Department, investors show interest in the Company, purchase shares, bonds.

The adequacy of the generation of the 2005 financial statements was given its due in the form of a positive audit report of the independent outside auditor – Ernst&Yound LLC.

The achievement of such results was determined by a revision of the structure of the Accounting Department. In 2005 the main stages of centralization of the accounting functions at the Branches were implemented, accounting for many transactions was centralized, that is "taken to the top". Tax accounting is becoming another key point of our work in the recent years, it may and must be organized in such a manner that the Regulatory Authorities will not have any serious claims to the Company or that such claims would prove unfounded in the course of legal proceedings. In 2005 divisions responsible for this area of work were organized at the Accounting Department.

One of the major tasks that the Accounting Department is bracing for is to reduce the time of preparation and disclosure of IFRS statements, which will have an immediate effect on the corporate governance ratings. In the previous years IFRS annual statements were published towards the year-end, somewhere in October – November. In 2005 the task was set to prepare and publish IFRS statements in June 2006.

As for RAS statements, over the years of the Company's existence the process of their preparation is already worked out in every detail. One might think that you can relax and keep moving along the beaten track, but business realities won't let you rest on the laurels. For the industry is among the fastest growing in the country. You have all the time to be constantly in shape, since this or other innovation compels you to do brainstorming, to seek to approximate as closely as possible the accounting policies used in the preparation of Russian and international reporting.

Today much depends on our accounting products. Thus accounting – is not only a responsible process but a creative one as well.

Key IFRS Balance Sheet Figures and Financial Results

	2002	2003	2004	2005
Fixed assets, mln rub.	7 568.7	9 119.9	10 870.0	12 197.2
Current assets, mln rub.	1 005.5	1 315.9	2 097.7	1 931.1
Assets, mln rub.	8 574.2	10 435.8	12 967.7	14 128.3
Equity capital, mln rub.	5 901.7	5 838.4	6 617.7	6 844.7
Minority share, mln rub.	-	0.1	-	11.7
Long-term liabilities, mln rub.	1 064.0	2 870.8	2 745.4	2 939.8
Short-term liabilities, mln rub.	1 608.6	1 726.5	3 604.6	4 332.1
Liabilities, mln rub.	8 574.2	10 435.8	12 967.7	14 128.3

	2002	2003	2004	2005
Revenues, mln rub.	5 665.6	6 862.5	8 933.6	10 696.4
Tariff income, mln rub.	5 545.2	6 728.3	8 761.9	10 499.7
Costs, mln rub.	5 312.0	6 646.2	8 360.0	9 336.9
Pre-tax profit, mln rub.	73.7	172.6	683.9	611.5
Cost of one ruble of revenues, rub.	0.94	0.97	0.94	0.87

Name of Indicator	2002	2003	2004	2005
Revenues, mln rub.	5 665.6	6 862.5	8 933.6	10 696.4
Revenues from communications services, mln rub.	5 545.1	6 728.3	8 761.9	10 499.7
Sales profit, mln rub.	353.6	216.3	573.5	1 359.5
Operating costs, mln rub.	5 312.0	6 646.2	8 360.0	9 336.9
Pre-tax profit, mln rub.	318.2	317.4	1 114.3	1 099.1
Net profit, mln rub..	73.7	172.6	683.9	611.5
EBITDA*, mln rub.	1 052.8	1 132.0	2 312.9	2 606.3
EBITDA margin, %	18.6%	16.5%	25.9%	24.4%
Revenues per line, thou rub.	5.4	6,1	7,4	8,0
Revenues per employee, thou rub.	294.3	376.2	492.1	616.0
Capital costs, mln rub.	502.8	1 176.3	1 317.6	2 211.5
Average Number of Personnel (including double jobbers and civil law contractors), pers.	20 073	18 968	18 627	17 736
Par value of share, rub.	10	10	20	20
Authorized Capital of the Company, mln rub.	1 267,5	3 098.2	4 365.7	4 365.7
Dividend on ordinary shares, rub.	0.427	0.31	0.40	1.20
Dividend on preferred shares, rub.	1.282	0.58	0.73	3.61

Revenue Breakdown by Type of Service

Type of Service	2005, thou rub.	2004, thou rub.
Provision of long-distance telephone communications	3 097 836	2 880 660
Provision of local telephone communications	2 843 161	2 146 724
Services to Russian communications operators	1 217 952	694 739

New cervices	800 721	499 540
Cellular services	553 375	358 811
Provision of international telephone communications	546 503	524 012
Installation and connection fee	494 542	728 680
Radio- and TV-broadcasting	173 221	180 061
Data transmission and telematic services	156 671	160 853
Lease of telephone channels	142 764	126 666
Documentary telecommunications	27 889	33 267
Other communications services	445 026	427 869
Other income	196 711	171 672
TOTAL	10 696 372	8 933 554

Revenue Breakdown (in outline)

Cost Elements	**2005, thou rub.**	**2004, thou rub.**
Payroll, other payments and welfareallocations	(4 355 302)	(3 742 273)
Depreciation and Amortization	(1 046 085)	(915 289)
Materials, repairs and maintenance, public utilities	(928 591)	(871 787)
Taxes, other than income tax	(190 411)	(144 943)
Expenses on communications operator services	(1 815 902)	(1 611 463)
Bad debt expenses	89 712	(121 633)
Loss from disposal of fixed assets	(70 135)	(25 163)
Other operating expenses, net	(1 020 190)	(927 476)
Payroll, other payments and welfare allocations	(4 355 302)	(3 742 273)
Depreciation and Amortization	(1 046 085)	(915 289)
Materials, repairs and maintenance, utilities	(928 591)	(871 787)
TOTAL	(9 336 904)	(8 360 037)

AUDITOR AND REGISTRAR

Full and abbreviated trade names: Limited Liability Company Ernst&Young, Ernst&Young LLC

Number, Date of Issue and Duration of the Auditor's License, License Issuing Authority: № E003246, issued by the Ministry of Finance of the Russian Federation on January 17, 2003 for a period until January 17, 2008.

From13.12.2005 the Company's Shareholder Register has been kept by Open Joint Stock Company United Registration Company - the successor to CJSC Registrator-Svyaz:

Location: 15a Kalanchevskaya St., 107078, Moscow
Mailing Address; PO Box 162, 107078, Moscow

Tel.: (495) 504 28 86, Tel./Fax: 933 42 21
E-mail Address: ork@ork-reestr.ru

License: 10-000-1-00314
Date of Issue: 30.03.2004
Duration: unlimited
Issuing Authority: Federal Commission for the Securities Market

Branches and Representative Offices

Name	Location	Head	Opening Date	Duration of License
Primorye Branch	37 Krasnogo Znameni Prospect, 690950, Vladivostok	Maximenka Nikolay Anatol'evich	30.10.2001	31.01.2007
Khabarovsk Branch	58 Karla Marksa St., 680000, Khabarovsk, Russian Federation	Martynenko Vadim Nikolaevich	30.10.2001	31.01.2007
Amur Branch	159 Gorkogo St., 675011, Blagoveschensk	Konchenko Yuri Alexeevich	30.10.2001	31.01.2007
Magadan Branch	2-A Lenina Prospect, 685000, Magadan	Soloviev Victor Dmitrievich	30.10.2001	31.01.2007
Kamchatka Branch	56 Leninskaya St., 683000, Petropavlovsk-Kamchatsky	Balatsenko Andrey Vladimirovich	30.10.2001	31.01.2007
Sakhalin Branch	220 Lenina St., 693000, Yuzhno-Sakhalinsk	Mazunin Alexandr Petrovich	30.10.2001	31.01.2007
Moscow Representative Office of OJSC Dalsvyaz	9 Sechenvosky Pereulok, 119034, Moscow	Prikhodko Alexandr Grigorievich	28.04.2004	31.01.2007

SHAREHOLDERS

Dalsvyaz' shareholders total over 13 000 individuals and corporate entities, both Russian and foreign. The major shareholder of the Company is OJSC Svyazinvest which holds over 50% of the Company's voting shares. The Authorized Capital of the Company is 2 535 006 440 rub. composed of ordinary and preferred shares with a par value of 20 rubles.

Share Class (Type)	Number (units)	Par Value (rub.)
Placed Shares:		
Ordinary	95 581 421	20
Preferred A-type shares	31 168 901	20
Declared Shares:		
Ordinary	2 937 604	20
Preferred A-type shares	2 004 374	20

Ordinary and preferred shares of Dalsvyaz are traded on the RTS Stock Exchange, MICEX. Ordinary shares of the Company are traded in the US over-the-counter market, on the Frankfurt and Berlin Stock Exchanges in the form of American Depository Receipts (the Company implements the 1st level ADR program, ADR Depository Bank is JP Morgan Chase Bank).

At least 20% of the net profit earned in the reporting year is allocated by Dalsvyaz for payment of dividend on ordinary and preferred shares.

THE REFERENCE OF THE GENERAL DIRECTOR

Dear Friends!

In 2005 Daslvyaz Management set three goals before the Company: optimization of business processes, increase in the operating efficiency and investment appeal of the Company. In the second half of the year Dalsvyaz started the implementation of the personnel headcount optimization, cost reduction and business diversification program. The Annual Report sums up the operating results of the whole team and brings to Your attention our first successes.

2005 can be roughly divided into several stages. Collection and analysis of information across all lines of the Company's business allowed us early in the year to see the most acute problems, assess the growth potential, determine the major areas of the Company's work for the near–term. We realized that the Company may lose in the market unless it took urgent measures to stabilize its financial and economic position.
Consequently, Management launched painful but indispensable processes of headcount optimization and cost reduction. The Company revised its capital investment program – Dalsvyaz began actively investing in high-yield and quick-payback projects and in reduction of operating costs.
Stringent expense control, reduction of duplicating functions in the Company's structure, commercialization of operation and assessment of business in terms of profitability became the main areas of work. The 2005 results demonstrated the first successes – for the first time in the history of Dalsvyaz, the rate of income growth exceeded that of cost growth, net operating profit increased more than twofold and the share of high-yield services in the revenue structure reached 10.7%

Another significant area of work in 2005 was active inter action with the investment community. The Company trumpeted its plans to enhance the operating efficiency and made good on all its promises. As a result – the market capitalization of the Company over the year increased 2.4 times and OJSC Dalsvyaz is no longer perceived by investors in association with such epithets as "small and ineffective".

The 2005 Annual Report sets out the strategy which was implemented by the Dalsvyaz team, it reflects all processes for each of our lines of business. Managers of our Company speak of what we were doing and what goals we were after.